Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

September 30, 2025 and 2024

(Unaudited)

KB Financial Group Inc. and Subsidiaries

Page(s)
Report on Review of Condensed Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3

Consolidated Interim Statements of Comprehensive Income	4-5

Consolidated Interim Statements of Changes in Equity	6

Consolidated Interim Statements of Cash Flows	7-8

Notes to the Consolidated Interim Financial Statements	9-175

Report on Review of Condensed Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at September 30, 2025, and the related consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2025 and 2024, and consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2025 and 2024, and material accounting policy information and other selected explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS No. 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 5, 2025. The consolidated statement of financial position as at December 31, 2024, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2024.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

November 14, 2025

This report is effective as of November 14, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2025 and December 31, 2024

(in millions of Korean won)

	Notes	September 30, 2025 (Unaudited)		December 31, 2024
Assets
Cash and due from financial institutions	4,6,7,30	~~W~~	25,270,758	~~W~~	29,869,111
Financial assets at fair value through profit or loss	4,6,11		92,901,015		79,450,093
Derivative financial assets	4,6,8		7,104,334		11,730,767
Loans measured at amortized cost	4,6,9,10		486,519,741		472,071,840
Financial investments	4,6,11		132,056,076		131,009,464
Investments in associates and joint ventures			1,126,828		947,390
Insurance contract assets	29		362,133		276,191
Reinsurance contract assets	29		1,604,303		1,497,147
Property and equipment			5,136,837		5,390,015
Investment property			2,882,692		3,759,176
Intangible assets			1,783,831		1,966,684
Net defined benefit assets	18		284,531		258,500
Current income tax assets			367,390		339,855
Deferred income tax assets	12,25		195,123		278,824
Assets held for sale			251,937		136,838
Other assets	4,6		38,215,673		18,863,637

Total assets		~~W~~	796,063,202	~~W~~	757,845,532

Liabilities
Financial liabilities at fair value through profit or loss	4,6,13	~~W~~	10,344,311	~~W~~	10,720,231
Derivative financial liabilities	4,6,8		6,804,555		11,783,494
Deposits	4,6,14		448,711,993		435,687,897
Borrowings	4,6,15		68,790,018		68,077,012
Debentures	4,6,16		77,185,525		76,171,257
Insurance contract liabilities	29		59,014,074		55,863,701
Reinsurance contract liabilities	29		72,495		56,266
Provisions	17		862,025		927,632
Net defined benefit liabilities	18		89,425		100,187
Current income tax liabilities			748,196		530,720
Deferred income tax liabilities	12,25		1,592,468		1,682,292
Other liabilities	4,6		60,477,024		36,429,662

Total liabilities			734,692,109		698,030,351

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			4,793,384		5,082,578
Capital surplus			16,623,244		16,646,734
Accumulated other comprehensive income	27		(450,598)		496,922
Retained earnings			37,992,091		34,808,220
Treasury shares			(1,466,389)		(1,236,060)

Equity attributable to shareholders of the Parent Company	19		59,582,290		57,888,952
Non-controlling interests			1,788,803		1,926,229

Total equity			61,371,093		59,815,181

Total liabilities and equity		~~W~~	796,063,202	~~W~~	757,845,532

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2025 and 2024

(in millions of Korean won, except per share amounts)

	Notes	2025 (Unaudited)				2024 (Unaudited)
		Three months		Nine months		Three months		Nine months
Interest income		~~W~~	7,194,969	~~W~~	21,934,543	~~W~~	7,637,675	~~W~~	22,862,563
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			6,826,223		20,831,343		7,267,464		21,740,172
Interest income from financial instruments at fair value through profit or loss			359,875		1,075,082		362,483		1,099,071
Insurance finance interest income			8,871		28,118		7,728		23,320
Interest expense			(3,858,787)		(12,229,670)		(4,450,130)		(13,278,780)
Interest expense			(3,485,314)		(11,100,843)		(4,082,095)		(12,161,452)
Insurance finance interest expense			(373,473)		(1,128,827)		(368,035)		(1,117,328)

Net interest income	5,20		3,336,182		9,704,873		3,187,545		9,583,783

Fee and commission income			1,418,823		4,196,022		1,342,678		4,069,582
Fee and commission expense			(432,426)		(1,243,641)		(399,974)		(1,217,150)

Net fee and commission income	5,21		986,397		2,952,381		942,704		2,852,432

Insurance income			3,143,341		9,287,755		2,913,077		8,490,605
Insurance income			2,941,450		8,676,712		2,783,901		8,222,722
Reinsurance income			201,891		611,043		129,176		267,883
Insurance expense			(2,820,148)		(8,114,673)		(2,553,855)		(7,096,315)
Insurance service expense			(2,608,011)		(7,468,912)		(2,334,278)		(6,438,146)
Reinsurance expense			(212,137)		(645,761)		(219,577)		(658,169)

Net insurance income	5,29		323,193		1,173,082		359,222		1,394,290

Net gains on financial instruments at fair value through profit or loss	5,22		450,612		2,562,975		902,023		1,472,733

Other insurance finance expenses	5,29		(279,426)		(692,717)		16,471		(353,183)

Net other operating expenses	5,23		(465,013)		(2,256,681)		(893,719)		(1,584,287)

General and administrative expenses	5,18,24		(1,652,463)		(5,007,724)		(1,650,799)		(4,872,926)

Operating income before provision for credit losses	5		2,699,482		8,436,189		2,863,447		8,492,842

Provision for credit losses	5,7,9,10,17		(364,492)		(1,675,200)		(498,055)		(1,479,143)

Net operating income	5		2,334,990		6,760,989		2,365,392		7,013,699

Share of profit (loss) of investments in associates and joint ventures	5		5,413		15,674		2,770		657
Net other non-operating income (expenses)	5		(78,970)		134,517		(76,170)		(955,038)

Net non-operating income (expenses)			(73,557)		150,191		(73,400)		(954,381)

Profit before income tax expense	5		2,261,433		6,911,180		2,291,992		6,059,318

Income tax expense	5,25		(606,205)		(1,809,250)		(690,181)		(1,690,540)

Profit for the period	5		1,655,228		5,101,930		1,601,811		4,368,778

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2025 and 2024 (cont’d)

(in millions of Korean won, except per share amounts)

	Notes	2025 (Unaudited)				2024 (Unaudited)
		Three months		Nine months		Three months		Nine months
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		~~W~~	20,773		19,983	~~W~~	5,330		17,081
Gains(losses) on equity securities at fair value through other comprehensive income			(93,758)		119,525		19,540		(223,395)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			1,391		(9,316)		2,565		(8,318)

			(71,594)		130,192		27,435		(214,632)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			163,891		(187,662)		(138,222)		144,192
Gains(losses) on debt securities at fair value through other comprehensive income			(432,281)		(89,532)		1,378,954		1,281,217
Share of other comprehensive income (loss) of associates and joint ventures			5,865		3,537		362		276
Gains (losses) on cash flow hedging instruments	8		(33,499)		(63,774)		36,602		5,420
Gains (losses) on hedging instruments of net investments in foreign operations	8		(54,036)		72,958		74,053		(17,166)
Insurance finance income(expense)	29		253,968		(817,710)		(1,555,997)		(2,825,495)

			(96,092)		(1,082,183)		(204,248)		(1,411,556)

Other comprehensive income (loss) for the period, net of tax			(167,686)		(951,991)		(176,813)		(1,626,188)

Total comprehensive income (loss) for the period		~~W~~	1,487,542	~~W~~	4,149,939	~~W~~	1,424,998	~~W~~	2,742,590

Profit(loss) attributable to:	5
Shareholders of the Parent Company		~~W~~	1,686,040	~~W~~	5,121,733	~~W~~	1,619,718	~~W~~	4,394,149
Non-controlling interests			(30,812)		(19,803)		(17,907)		(25,371)

		~~W~~	1,655,228	~~W~~	5,101,930	~~W~~	1,601,811	~~W~~	4,368,778

Total comprehensive income (loss) for the period attributable to:
Shareholders of the Parent Company		~~W~~	1,513,307	~~W~~	4,170,650	~~W~~	1,435,465	~~W~~	2,748,298
Non-controlling interests			(25,765)		(20,711)		(10,467)		(5,708)

		~~W~~	1,487,542	~~W~~	4,149,939	~~W~~	1,424,998	~~W~~	2,742,590

Earnings per share (in Korean won)	28
Basic earnings per share		~~W~~	4,498	~~W~~	13,531	~~W~~	4,144	~~W~~	11,165
Diluted earnings per share			4,458		13,403		4,105		11,031

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2025 and 2024

(in millions of Korean won)

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
Balance as of January 1, 2024	~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,647,916	~~W~~	2,152,644	~~W~~	31,934,600	~~W~~	(1,165,837)	~~W~~	1,943,506	~~W~~	58,636,190

Comprehensive income for the period																—
Profit for the period		—		—		—		—		4,394,149		—		(25,371)		4,368,778
Remeasurements of net defined benefit liabilities		—		—		—		16,705		—		—		376		17,081
Currency translation differences		—		—		—		126,026		—		—		18,166		144,192
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		1,059,514		(2,796)		—		1,104		1,057,822
Share of other comprehensive income of associates and joint ventures		—		—		—		276		—		—		—		276
Losses on cash flow hedging instruments		—		—		—		5,403		—		—		17		5,420
Losses on hedging instruments of net investments in foreign operations		—		—		—		(17,166)		—		—		—		(17,166)
Insurance finance expenses		—		—		—		(2,825,495)		—		—		—		(2,825,495)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(8,318)		—		—		—		(8,318)

Total comprehensive income for the period		—		—		—		(1,643,055)		4,391,353		—		(5,708)		2,742,590

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(587,006)		—		—		(587,006)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		(600,085)		—		—		(600,085)
Issuance of hybrid securities		—		399,059		—		—		—		—		756,317		1,155,376
Dividends on hybrid securities		—		—		—		—		(150,164)		—		(77,162)		(227,326)
Redemption of hybrid securities		—		(349,309)		—		—		—		—		(659,867)		(1,009,176)
Acquisition of treasury shares		—		—		—		—		—		(490,679)		—		(490,679)
Disposal of treasury shares		—		—		3,975		—		—		234,600		—		238,575
Retirement of treasury shares		—		—		—		—		(515,177)		515,177		—		—
Ownership changes in subsidiaries		—		—		—		—		—		—		15,445		15,445
Others		—		—		(33,991)		—		—		—		(11,014)		(45,005)

Total transactions with shareholders		—		49,750		(30,016)		—		(1,852,432)		259,098		23,719		(1,549,881)

Balance as of September 30, 2024 (Unaudited)	~~W~~	2,090,558	~~W~~	5,082,553	~~W~~	16,617,900	~~W~~	509,589	~~W~~	34,473,521	~~W~~	(906,739)	~~W~~	1,961,517	~~W~~	59,828,899

Balance as of January 1, 2025	~~W~~	2,090,558	~~W~~	5,082,578	~~W~~	16,646,734	~~W~~	496,922	~~W~~	34,808,220	~~W~~	(1,236,060)	~~W~~	1,926,229	~~W~~	59,815,181

Comprehensive income for the period
Profit for the period		—		—		—		—		5,121,733		—		(19,803)		5,101,930
Remeasurements of net defined benefit liabilities		—		—		—		20,402		—		—		(419)		19,983
Currency translation differences		—		—		—		(187,312)		—		—		(350)		(187,662)
Gains(losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		33,622		(3,563)		—		(66)		29,993
Share of other comprehensive income of associates and joint ventures		—		—		—		3,537		—		—		—		3,537
Losses on cash flow hedging instruments		—		—		—		(63,701)		—		—		(73)		(63,774)
Gains on hedging instruments of net investments in foreign operations		—		—		—		72,958		—		—		—		72,958
Insurance finance expenses		—		—		—		(817,710)		—		—		—		(817,710)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(9,316)		—		—		—		(9,316)

Total comprehensive income for the period		—		—		—		(947,520)		5,118,170		—		(20,711)		4,149,939

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(298,285)		—		—		(298,285)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		(668,990)		—		—		(668,990)
Issuance of hybrid securities		—		404,028		—		—		—		—		—		404,028
Dividends on hybrid securities		—		—		—		—		(154,322)		—		(94,095)		(248,417)
Redemption of hybrid securities		—		(693,222)		—		—		—		—		—		(693,222)
Acquisition of treasury shares		—		—		—		—		—		(1,044,851)		—		(1,044,851)
Retirement of treasury shares		—		—		—		—		(814,522)		814,522		—		—
Ownership changes in subsidiaries		—		—		(10,401)		—		—		—		(24,511)		(34,912)
Others		—		—		(13,089)		—		1,820		—		1,891		(9,378)

Total transactions with shareholders		—		(289,194)		(23,490)		—		(1,934,299)		(230,329)		(116,715)		(2,594,027)

Balance as of September 30, 2025 (Unaudited)	~~W~~	2,090,558	~~W~~	4,793,384	~~W~~	16,623,244	~~W~~	(450,598)	~~W~~	37,992,091	~~W~~	(1,466,389)	~~W~~	1,788,803	~~W~~	61,371,093

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2025 and 2024

(in millions of Korean won)

	Notes	2025 (Unaudited)		2024 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	5,101,930	~~W~~	4,368,778

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss			(1,482,971)		(622,772)
Net gains (losses) on derivative financial instruments for hedging purposes			(14,629)		80,376
Provision for credit losses			1,675,200		1,479,143
Net gains (losses) on financial investments			(151,299)		33,471
Share of profit (losses) of associates and joint ventures			(15,674)		(657)
Depreciation and amortization expense			675,175		675,950
Other net gains (losses) on property and equipment/intangible assets			(192,929)		114,330
Share-based payments			111,102		113,370
Post-employment benefits			142,908		134,553
Net interest expense (income)			241,897		(22,888)
Losses on foreign currency translation			630,967		320,320
Insurance finance income			(8,247,289)		(8,306,230)
Reinsurance finance expense			886,881		1,175,812
Other expenses			669,212		600,039

			(5,071,449)		(4,225,183)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(9,729,306)		1,113,034
Derivative financial instruments			31,760		(151,155)
Loans measured at fair value through other comprehensive income			(193,397)		(294,656)
Loans measured at amortized cost			(17,154,927)		(22,299,914)
Current income tax assets			(27,535)		(70,840)
Deferred income tax assets			78,989		122,322
Other assets			(21,213,888)		(6,898,416)
Financial liabilities at fair value through profit or loss			(1,023,966)		(989,319)
Deposits			12,749,087		16,218,279
Current income tax liabilities			217,477		262,835
Deferred income tax liabilities			187,387		414,743
Other liabilities			21,946,011		9,581,049
Insurance contract assets			(85,942)		(83,116)
Reinsurance contract assets			(995,670)		(1,032,768)
Insurance contract liabilities			10,280,984		9,077,250
Reinsurance contract liabilities			23,875		32,113
Investment contract liabilities			1,677,952		(138,234)

			(3,231,109)		4,863,207

Net cash inflow(outflow) from operating activities			(3,200,628)		5,006,802

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2025 and 2024 (cont’d)

(in millions of Korean won)

	Notes	2025 (Unaudited)		2024 (Unaudited)
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(100,143)	(33,619)
Disposal of financial asset at fair value through profit or loss			17,414,755	6,932,112
Acquisition of financial asset at fair value through profit or loss			(19,698,102)	(7,185,528)
Disposal of financial investments			42,363,071	28,468,338
Acquisition of financial investments			(42,576,141)	(31,072,493)
Disposal of investments in associates and joint ventures			221,558	82,274
Acquisition of investments in associates and joint ventures			(385,240)	(93,485)
Disposal of property and equipment			62,314	4,856
Acquisition of property and equipment			(219,349)	(175,147)
Disposal of investment property			763,052	—
Acquisition of investment property			(183,504)	—
Disposal of intangible assets			9,635	13,046
Acquisition of intangible assets			(116,847)	(184,883)
Net cash flows from changes in ownership of subsidiaries			1,165,169	22,887
Others			(23,431)	(211,395)

Net cash outflow from investing activities			(1,303,203)	(3,433,037)

Cash flows from financing activities
Net cash flows from derivative financial instruments for Hedging purposes			(199,200)	(199,198)
Net Increase (decrease) in borrowings			1,707,129	(5,768,403)
Increase in debentures			48,223,497	32,062,925
Decrease in debentures			(46,951,751)	(30,104,715)
Increase in other payables to trust accounts			1,236,046	544,993
Dividends paid			(967,275)	(1,187,092)
Issuance of hybrid securities			404,028	399,059
Redemption of hybrid securities			(695,000)	(349,309)
Dividends paid on hybrid securities			(154,322)	(150,164)
Acquisition of treasury shares			(1,044,851)	(490,679)
Redemption of principal elements of lease payments			(274,810)	(238,543)
Decrease(increase) in non-controlling interests			(95,270)	194,331
Others			(275,331)	(172,091)

Net cash inflow (outflow) from financing activities			912,890	(5,458,886)

Effect of exchange rate changes on cash and cash equivalents			(132,742)	174,979

Net decrease in cash and cash equivalents			(3,723,683)	(3,710,142)
Cash and cash equivalents at the beginning of the period	30		24,608,867	25,826,588

Cash and cash equivalents at the end of the period	30	~~W~~	20,885,184	22,116,446

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in September 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in September 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on September 30, 2023.

The Parent Company’s share capital as of September 30, 2025, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The Group’s condensed consolidated interim financial statements for the nine-month period ended September 30, 2025, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These condensed consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of September 30, 2025.

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2025.

- Amendment of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No.1101 “First-time Adoption of International Financial Reporting Standards”—Lack of exchangeability

The amendments require the Group to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into the other currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Group is exposed. These amendments do not have a significant impact on the financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

2.1.2 The following are the accounting standards that have been established or announced but have not yet been implemented, which the Group has not applied

- Amendment of Korean IFRS No.1109 “Financial Instruments” and No.1107 “Financial Instruments”

The amendments respond to recent questions arising in practice. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

-	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

-	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

-	add new disclosures for certain instruments with contractual terms that can change cash flows

-	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

- Korean IFRS Accounting Standards Annual Improvements Volume 11

Korean IFRS Accounting Standards Annual Improvements Volume 11 will be effective for annual reporting periods beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

•	Korean IFRS No.1101 “First-time adoption of International Financial Reporting Standards”: Hedge accounting by a first-time adopter

•	Korean IFRS No.1107 “Financial Instruments: Disclosures”: Gain or loss on derecognition, Application guidance

•	Korean IFRS No.1109 “Financial Instruments”: Derecognition of lease liabilities, Definition of transaction price

•	Korean IFRS No.1110 “Consolidated Financial Statements”: Determination of a ‘de facto agent’

•	Korean IFRS Bo.1007 “Statement of Cash Flows”: Cost method

2.1.3 Restatement of financial statements for the nine-month period ended September 30, 2024 for the application of Insurance Contract accounting policy changes

In applying K-IFRS No. 1117, the Group has developed and applied its own accounting policies for areas where accounting treatment is not clearly defined. In order to provide more reliable and relevant information, the Group has changed some of these policies during the year ended December 31, 2024, and has retrospectively applied them to each prior reporting period presented in accordance with Korean IFRS No. 1008, “Accounting Policies, Changes in Accounting Estimates, and Errors”.

There is no effect on the statement of cash flows due to the change in accounting policy. The effects of applying the changes in accounting policies on the comprehensive income statement for the nine-month period ended September 30, 2024, and the financial position as of December 31, 2023, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

2.1.3.1 The condensed consolidated statement of comprehensive income for the nine-month period ended September 30, 2024

(In millions of Korean won)	Before the effects of change in accounting policy		After the effects of change in accounting policy		Net increase (decrease)
Interest income	~~W~~	9,522,689	~~W~~	9,583,783	~~W~~	61,094
Insurance finance interest income		24,092		23,320		(772)
Insurance finance interest expense		(1,179,194)		(1,117,328)		61,866
Net insurance income		1,372,729		1,394,290		21,561
Insurance income		8,479,376		8,490,605		11,229
Insurance income		8,211,493		8,222,722		11,229
Insurance expense		(7,106,647)		(7,096,315)		10,332
Insurance service expense		(6,438,682)		(6,438,146)		536
Reinsurance expense		(667,965)		(658,169)		9,796
Other insurance finance expenses		(268,979)		(353,183)		(84,204)
Net operating income		7,015,248		7,013,699		(1,549)
Net non-operating expenses		(954,381)		(954,381)		—
Profit before income tax expense		6,060,867		6,059,318		(1,549)
Income tax expense		(1,690,949)		(1,690,540)		409
Profit for the period		4,369,918		4,368,778		(1,140)
Other comprehensive income (loss), net of tax		(1,783,331)		(1,626,188)		157,143
Net Financial Income (Expense) of Insurance Contract Assets (Liabilities)		(2,982,638)		(2,825,495)		157,143
Total comprehensive income for the period	~~W~~	2,586,587	~~W~~	2,742,590	~~W~~	156,003

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

2.1.3.2 The condensed consolidated statements of financial position as of December 31, 2023

(In millions of Korean won)	Before the effects of change in accounting policy		After the effects of change in accounting policy		Net increase (decrease)
Reinsurance contract assets	~~W~~	1,655,168	~~W~~	1,642,432	~~W~~	(12,736)
Total assets		715,738,152		715,725,416		(12,736)
Insurance contract liabilities		50,308,552		50,617,990		309,438
Deferred income tax liabilities		2,179,966		2,094,912		(85,054)
Total liabilities		656,864,842		657,089,226		224,384
Accumulated other comprehensive income (loss)		2,295,165		2,152,644		(142,521)
Retained earnings		32,029,199		31,934,600		(94,599)
Total equity		58,873,310		58,636,190		(237,120)
Total liabilities and equity	~~W~~	715,738,152	~~W~~	715,725,416	~~W~~	(12,736)

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company‘s functional and presentation currency.

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks used in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2024.

3. Material Accounting Policies

The material accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2024, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, Strategic risk, reputational risk and foreign exchange settlement risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the Board of Directors, determining the appropriate level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Group manages all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.‘s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.‘s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	22,711,250	~~W~~	27,790,121
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		367,442		218,357
Securities measured at fair value through profit or loss		85,738,862		73,768,636
Loans measured at fair value through profit or loss		899,906		1,187,763
Derivatives		7,104,334		11,730,767
Loans measured at amortized cost *		486,519,741		472,071,840
Financial investments:
Securities measured at fair value through other comprehensive income		91,882,354		88,735,996
Securities measured at amortized cost *		34,135,823		37,113,552
Loans measured at fair value through other comprehensive income		1,639,882		1,446,628
Other financial assets *		33,342,438		14,404,227

		764,342,032		728,467,887

Off-balance sheet items
Acceptances and guarantees contracts		14,790,953		16,250,243
Financial guarantee contracts		5,244,693		6,674,740
Commitments		213,671,114		212,695,995

		233,706,760		235,620,978

	~~W~~	998,048,792	~~W~~	964,088,865

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.4.1 Credit risk exposure

Credit qualities of loans as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	September 30, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	148,260,570	~~W~~	10,377,273	~~W~~	2,258	~~W~~	—	~~W~~	158,640,101
Grade 2		74,910,440		12,221,356		8,065		—		87,139,861
Grade 3		3,994,158		5,533,663		20,890		—		9,548,711
Grade 4		828,540		1,978,371		37,288		—		2,844,199
Grade 5		22,484		670,547		3,017,029		—		3,710,060

		228,016,192		30,781,210		3,085,530		—		261,882,932

Retail
Grade 1		180,611,901		5,423,248		4,168		—		186,039,317
Grade 2		7,546,759		4,416,780		35,046		—		11,998,585
Grade 3		4,211,630		1,495,211		25,228		—		5,732,069
Grade 4		384,564		821,837		68,774		—		1,275,175
Grade 5		54,187		850,282		1,254,171		—		2,158,640

		192,809,041		13,007,358		1,387,387		—		207,203,786

Credit card
Grade 1		12,111,685		193,262		—		—		12,304,947
Grade 2		5,135,358		568,889		—		—		5,704,247
Grade 3		2,318,466		1,543,144		—		—		3,861,610
Grade 4		11,894		418,782		—		—		430,676
Grade 5		1,234		300,772		376,966		—		678,972

		19,578,637		3,024,849		376,966		—		22,980,452

		440,403,870		46,813,417		4,849,883		—		492,067,170

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		1,590,746		—		—		—		1,590,746
Grade 2		49,136		—		—		—		49,136
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		1,639,882		—		—		—		1,639,882

		1,639,882		—		—		—		1,639,882

	~~W~~	442,043,752	~~W~~	46,813,417	~~W~~	4,849,883	~~W~~	—	~~W~~	493,707,052

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	145,582,892	~~W~~	7,629,290	~~W~~	2,896	~~W~~	—	~~W~~	153,215,078
Grade 2		74,005,609		11,446,162		12,845		—		85,464,616
Grade 3		3,757,237		5,195,235		14,777		—		8,967,249
Grade 4		861,581		1,091,261		28,368		—		1,981,210
Grade 5		18,395		691,118		3,066,032		—		3,775,545

		224,225,714		26,053,066		3,124,918		—		253,403,698

Retail
Grade 1		175,229,905		4,814,560		6,804		—		180,051,269
Grade 2		8,048,905		4,071,783		39,224		—		12,159,912
Grade 3		4,213,155		1,546,848		33,207		—		5,793,210
Grade 4		315,926		368,863		34,997		—		719,786
Grade 5		49,595		867,276		1,182,000		—		2,098,871

		187,857,486		11,669,330		1,296,232		—		200,823,048

Credit card
Grade 1		11,554,106		195,328		—		—		11,749,434
Grade 2		5,528,025		584,962		—		—		6,112,987
Grade 3		2,575,397		1,640,995		—		—		4,216,392
Grade 4		12,202		476,827		—		—		489,029
Grade 5		1,068		320,083		589,481		—		910,632

		19,670,798		3,218,195		589,481		—		23,478,474

		431,753,998		40,940,591		5,010,631		—		477,705,220

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		1,402,334		—		—		—		1,402,334
Grade 2		44,294		—		—		—		44,294
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		1,446,628		—		—		—		1,446,628

		1,446,628		—		—		—		1,446,628

	~~W~~	433,200,626	~~W~~	40,940,591	~~W~~	5,010,631	~~W~~	—	~~W~~	479,151,848

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of September 30, 2025 and December 31, 2024, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	12-month expected credit losses		Lifetime expected credit losses				Total
			Not impaired		Impaired
Guarantees	~~W~~	117,928,830	~~W~~	13,487,235	~~W~~	431,936	~~W~~	131,848,001
Deposits and savings		3,044,131		180,111		8,266		3,232,508
Property and equipment		15,166,658		986,786		230,660		16,384,104
Real estate		221,370,036		22,858,675		2,046,019		246,274,730

	~~W~~	357,509,655	~~W~~	37,512,807	~~W~~	2,716,881	~~W~~	397,739,343

(In millions of Korean won)	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Total
			Not impaired		Impaired
Guarantees	~~W~~	120,868,541	~~W~~	8,349,217	~~W~~	498,290	~~W~~	129,716,048
Deposits and savings		2,792,768		127,130		11,704		2,931,602
Property and equipment		15,498,262		1,071,833		227,196		16,797,291
Real estate		214,770,163		21,195,798		2,167,580		238,133,541

	~~W~~	353,929,734	~~W~~	30,743,978	~~W~~	2,904,770	~~W~~	387,578,482

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	September 30, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	30,652,953	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	30,652,953
Grade 2		3,492,507		—		—		—		3,492,507
Grade 3		7,013		—		—		—		7,013
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		34,152,473		—		—		—		34,152,473

Securities measured at fair value through other comprehensive income
Grade 1		85,887,569		—		—		—		85,887,569
Grade 2		5,994,785		—		—		—		5,994,785
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		91,882,354		—		—		—		91,882,354

	~~W~~	126,034,827	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	126,034,827

(In millions of Korean won)

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	33,733,935	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	33,733,935
Grade 2		3,396,100		—		—		—		3,396,100
Grade 3		913		—		—		—		913
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		37,130,948		—		—		—		37,130,948

Securities measured at fair value through other comprehensive income
Grade 1		81,797,910		—		—		—		81,797,910
Grade 2		6,933,807		—		—		—		6,933,807
Grade 3		4,279		—		—		—		4,279
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		88,735,996		—		—		—		88,735,996

	~~W~~	125,866,944	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	125,866,944

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of September 30, 2025 and December 31, 2024 are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	September 30, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	20,867,049	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,867,049
Grade 2		904,314		—		—		—		904,314
Grade 3		27,985		—		—		—		27,985
Grade 4		38		—		—		—		38
Grade 5		913,523		—		—		—		913,523

	~~W~~	22,712,909	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	22,712,909

(In millions of Korean won)

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	26,483,963	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,483,963
Grade 2		583,640		—		—		—		583,640
Grade 3		62,223		—		—		—		62,223
Grade 4		18		—		—		—		18
Grade 5		661,849		—		—		—		661,849

	~~W~~	27,791,693	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	27,791,693

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of September 30, 2025 and December 31, 2024, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.7 Credit risk concentration analysis

4.2.7.1 Classifications of corporate loans by industry as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	September 30, 2025
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	31,069,657	11.75	~~W~~	(304,941)	~~W~~	30,764,716
Manufacturing		57,818,494	21.87		(565,555)		57,252,939
Service		117,404,904	44.41		(1,172,973)		116,231,931
Wholesale and retail		31,737,741	12.00		(538,505)		31,199,236
Construction		6,961,116	2.63		(255,048)		6,706,068
Public sector		2,683,019	1.01		(56,928)		2,626,091
Others		16,747,789	6.33		(309,924)		16,437,865

	~~W~~	264,422,720	100.00	~~W~~	(3,203,874)	~~W~~	261,218,846

(In millions of Korean won)

	December 31, 2024
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	29,395,390	11.48	~~W~~	(258,612)	~~W~~	29,136,778
Manufacturing		55,635,406	21.73		(602,712)		55,032,694
Service		113,938,671	44.50		(1,132,799)		112,805,872
Wholesale and retail		31,112,210	12.15		(552,209)		30,560,001
Construction		6,782,310	2.65		(279,959)		6,502,351
Public sector		2,460,655	0.96		(66,475)		2,394,180
Others		16,713,448	6.53		(276,057)		16,437,391

	~~W~~	256,038,090	100.00	~~W~~	(3,168,823)	~~W~~	252,869,267

4.2.7.2 Classifications of retail loans and credit card receivables as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	September 30, 2025
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	110,913,322	48.18	~~W~~	(301,268)	~~W~~	110,612,054
General loan		96,290,464	41.84		(1,283,736)		95,006,728
Credit card		22,980,452	9.98		(758,551)		22,221,901

	~~W~~	230,184,238	100.00	~~W~~	(2,343,555)	~~W~~	227,840,683

(In millions of Korean won)

	December 31, 2024
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	104,273,035	46.49	~~W~~	(283,861)	~~W~~	103,989,174
General loan		96,550,013	43.04		(1,303,956)		95,246,057
Credit card		23,478,474	10.47		(876,740)		22,601,734

	~~W~~	224,301,522	100.00	~~W~~	(2,464,557)	~~W~~	221,836,965

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Government and government funded institutions	~~W~~	264,368	1.16	~~W~~	—	~~W~~	264,368
Finance and insurance		22,448,538	98.84		(1,659)		22,446,879
Others		3	—		—		3

		22,712,909	100.00		(1,659)		22,711,250

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		367,442	100.00		—		367,442

		367,442	100.00		—		367,442

Securities measured at fair value through profit or loss
Government and government funded institutions		30,370,457	35.43		—		30,370,457
Finance and insurance		41,020,348	47.84		—		41,020,348
Others		14,348,057	16.73		—		14,348,057

		85,738,862	100.00		—		85,738,862

Derivative financial assets
Government and government funded institutions		13,624	0.19		—		13,624
Finance and insurance		6,425,922	90.45		—		6,425,922
Others		664,788	9.36		—		664,788

		7,104,334	100.00		—		7,104,334

Securities measured at fair value through other comprehensive income
Government and government funded institutions		55,191,271	60.07		—		55,191,271
Finance and insurance		24,754,729	26.94		—		24,754,729
Others		11,936,354	12.99		—		11,936,354

		91,882,354	100.00		—		91,882,354

Securities measured at amortized cost
Government and government funded institutions		14,237,048	41.68		(1,182)		14,235,866
Finance and insurance		19,627,221	57.48		(15,084)		19,612,137
Others		288,204	0.84		(384)		287,820

		34,152,473	100.00		(16,650)		34,135,823

	~~W~~	241,958,374		~~W~~	(18,309)	~~W~~	241,940,065

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	27,791,693	100.00	~~W~~	(1,572)	~~W~~	27,790,121

		27,791,693	100.00		(1,572)		27,790,121

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		59,838	100.00		—		59,838

		59,838	100.00		—		59,838

Securities measured at fair value through profit or loss
Government and government funded institutions		25,543,224	34.63		—		25,543,224
Finance and insurance		35,810,087	48.54		—		35,810,087
Others		12,415,325	16.83		—		12,415,325

		73,768,636	100.00		—		73,768,636

Derivative financial assets
Government and government funded institutions		51,376	0.44		—		51,376
Finance and insurance		10,398,642	88.64		—		10,398,642
Others		1,280,749	10.92		—		1,280,749

		11,730,767	100.00		—		11,730,767

Securities measured at fair value through other comprehensive income
Government and government funded institutions		49,417,230	55.69		—		49,417,230
Finance and insurance		27,374,090	30.85		—		27,374,090
Others		11,944,676	13.46		—		11,944,676

		88,735,996	100.00		—		88,735,996

Securities measured at amortized cost
Government and government funded institutions		15,499,014	41.75		(787)		15,498,227
Finance and insurance		21,411,994	57.66		(16,228)		21,395,766
Others		219,940	0.59		(381)		219,559

		37,130,948	100.00		(17,396)		37,113,552

	~~W~~	239,217,878		~~W~~	(18,968)	~~W~~	239,198,910

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of September 30, 2025 and December 31 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,787,170	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,787,170
Financial liabilities designated at fair value through profit or loss [1]		7,557,141		—		—		—		—		—		7,557,141
Derivatives held for trading [1]		6,553,352		—		—		—		—		—		6,553,352
Derivatives held for hedging [2]		42,083		6,062		20,866		48,603		27,502		(454)		144,662
Deposits [3]		197,924,327		41,669,866		67,283,893		120,444,334		28,448,635		1,245,972		457,017,027
Borrowings		12,164,491		19,898,358		8,442,329		19,106,202		9,120,688		1,185,227		69,917,295
Debentures		920		3,840,854		5,545,546		25,559,623		43,894,032		3,087,212		81,928,187
Lease liabilities		1,159		33,175		62,279		235,757		619,097		54,467		1,005,934
Other financial liabilities		131,420		44,374,710		209,566		722,884		1,146,508		185,974		46,771,062

	~~W~~	227,162,063	~~W~~	109,823,025	~~W~~	81,564,479	~~W~~	166,117,403	~~W~~	83,256,462	~~W~~	5,758,398	~~W~~	673,681,830

Off-balance sheet items
Commitments [4]	~~W~~	213,671,114	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	213,671,114
Acceptances and guarantees contracts		14,790,953		—		—		—		—		—		14,790,953
Financial guarantee contracts [5]		5,244,693		—		—		—		—		—		5,244,693

	~~W~~	233,706,760	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	233,706,760

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of September 30, 2025 and December 31 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,717,732	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,717,732
Financial liabilities designated at fair value through profit or loss [1]		8,002,499		—		—		—		—		—		8,002,499
Derivatives held for trading [1]		11,409,695		—		—		—		—		—		11,409,695
Derivatives held for hedging [2]		—		7,538		12,221		85,101		64,760		(3,206)		166,414
Deposits [3]		181,232,114		41,663,882		57,643,486		137,677,588		24,822,029		1,437,036		444,476,135
Borrowings		10,613,810		17,508,577		7,562,405		22,180,471		10,360,622		1,263,467		69,489,352
Debentures		1,113		4,138,143		6,683,638		21,458,905		42,772,744		5,955,515		81,010,058
Lease liabilities		196		30,683		56,903		227,390		606,547		122,502		1,044,221
Other financial liabilities		108,979		22,138,250		147,660		331,842		1,174,845		171,549		24,073,125

	~~W~~	214,086,138	~~W~~	85,487,073	~~W~~	72,106,313	~~W~~	181,961,297	~~W~~	79,801,547	~~W~~	8,946,863	~~W~~	642,389,231

Off-balance sheet items
Commitments [4]	~~W~~	212,695,995	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	212,695,995
Acceptances and guarantees contracts		16,250,243		—		—		—		—		—		16,250,243
Financial guarantee contracts [5]		6,674,740		—		—		—		—		—		6,674,740

	~~W~~	235,620,978	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	235,620,978

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group. However, insurance companies that are engaged in the insurance business are not subject to these guidelines and are monitored by setting internal capital limits for market risk and interest rate risk based on K-ICS.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs

	Retail banking	Loans, deposit products, and other related financial services to individuals and households

	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segments for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues (expenses) from external customers	~~W~~	3,449,313	~~W~~	2,928,660	~~W~~	1,974,115	~~W~~	8,352,088	~~W~~	1,619,567	~~W~~	1,060,705	~~W~~	1,440,697	~~W~~	304,854	~~W~~	666,002	~~W~~	—	~~W~~	13,443,913
Intersegment net operating revenues (expenses)		179,946		—		(33,442)		146,504		(20,660)		98,536		(83,792)		40,823		449,119		(630,530)		—

		3,629,259		2,928,660		1,940,673		8,498,592		1,598,907		1,159,241		1,356,905		345,677		1,115,121		(630,530)		13,443,913

Net interest income (expenses)		4,394,080		2,653,418		839,893		7,887,391		489,171		(16,324)		1,217,697		(78,709)		445,599		(239,952)		9,704,873
Interest income		8,411,605		5,634,276		2,400,585		16,446,466		1,327,954		743,231		1,806,196		517,472		1,157,955		(64,731)		21,934,543
Interest expense		(4,017,525)		(2,980,858)		(1,560,692)		(8,559,075)		(838,783)		(759,555)		(588,499)		(596,181)		(712,356)		(175,221)		(12,229,670)
Net fee and commission income (expenses)		345,314		249,541		271,678		866,533		642,355		(28,716)		515,365		9,755		985,396		(38,307)		2,952,381
Fee and commission income		488,875		355,346		354,570		1,198,791		847,360		5,047		1,294,066		16,245		1,096,109		(261,596)		4,196,022
Fee and commission expense		(143,561)		(105,805)		(82,892)		(332,258)		(205,005)		(33,763)		(778,701)		(6,490)		(110,713)		223,289		(1,243,641)
Net insurance income		—		—		—		—		—		751,437		5,204		358,312		—		58,129		1,173,082
Insurance income		—		—		—		—		—		8,551,699		10,459		759,733		—		(34,136)		9,287,755
Insurance expense		—		—		—		—		—		(7,800,262)		(5,255)		(401,421)		—		92,265		(8,114,673)
Net gains (losses) on financial instruments at fair value through profit or loss		(18,829)		—		761,906		743,077		383,141		412,425		1,299		824,146		370,482		(171,595)		2,562,975
Net other insurance finance income (expenses)		—		—		—		—		—		3,486		—		(696,203)		—		—		(692,717)
Net other operating income (expenses)		(1,091,306)		25,701		67,196		(998,409)		84,240		36,933		(382,660)		(71,624)		(686,356)		(238,805)		(2,256,681)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2025
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(1,371,304)	~~W~~	(1,304,503)	~~W~~	(597,078)	~~W~~	(3,272,885)	~~W~~	(795,268)	~~W~~	(111,979)	~~W~~	(432,110)	~~W~~	(116,596)	~~W~~	(373,341)	~~W~~	94,455	~~W~~	(5,007,724)
Operating income (expenses) before provision for credit losses		2,257,955		1,624,157		1,343,595		5,225,707		803,639		1,047,262		924,795		229,081		741,780		(536,075)		8,436,189
Reversal (provision) of credit losses		(530,689)		(167,126)		(8,706)		(706,521)		(141,305)		(8,356)		(547,841)		(1,585)		(270,265)		673		(1,675,200)
Net operating income (expenses)		1,727,266		1,457,031		1,334,889		4,519,186		662,334		1,038,906		376,954		227,496		471,515		(535,402)		6,760,989
Share of profit (loss) of associates and joint ventures		—		—		8,166		8,166		(32,824)		2,319		813		(499)		6,103		31,596		15,674
Net other non-operating income (expenses)		(8,452)		—		(28,722)		(37,174)		38,828		2,159		(4,368)		6,177		156,173		(27,278)		134,517
Segment profit (loss) before income tax expense		1,718,814		1,457,031		1,314,333		4,490,178		668,338		1,043,384		373,399		233,174		633,791		(531,084)		6,911,180
Income tax benefit (expense)		(441,371)		(353,330)		(350,309)		(1,145,010)		(170,010)		(275,959)		(91,740)		(62,666)		(98,420)		34,555		(1,809,250)

Profit (loss) for the period	~~W~~	1,277,443	~~W~~	1,103,701	~~W~~	964,024	~~W~~	3,345,168	~~W~~	498,328	~~W~~	767,425	~~W~~	281,659	~~W~~	170,508	~~W~~	535,371	~~W~~	(496,529)	~~W~~	5,101,930

Profit (loss) attributable to shareholders of the Parent Company		1,270,542		1,103,701		990,305		3,364,548		496,669		766,922		280,638		170,508		534,244		(491,796)		5,121,733
Profit (loss) attributable to non-controlling interests		6,901		—		(26,281)		(19,380)		1,659		503		1,021		—		1,127		(4,733)		(19,803)
Total assets *		244,360,466		181,339,678		157,074,563		582,774,707		75,785,814		43,474,860		30,481,956		36,173,123		67,858,932		(40,486,190)		796,063,202
Total liabilities *		218,834,406		215,598,036		108,727,459		543,159,901		68,770,172		37,854,787		24,922,900		33,312,677		28,523,675		(1,852,003)		734,692,109

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2024
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
Net operating revenues (expenses) from external customers	~~W~~	4,048,364	~~W~~	3,109,765	~~W~~	809,545	~~W~~	7,967,674	~~W~~	1,420,626	~~W~~	1,139,611	~~W~~	1,587,323	~~W~~	338,599	~~W~~	911,935	~~W~~	—	~~W~~	13,365,768
Intersegment net operating revenues (expenses)		99,197		—		200,222		299,419		41,339		(19,522)		(56,828)		19,377		249,139		(532,924)		—

		4,147,561		3,109,765		1,009,767		8,267,093		1,461,965		1,120,089		1,530,495		357,976		1,161,074		(532,924)		13,365,768

Net interest income (expenses)		4,345,433		2,457,563		845,601		7,648,597		446,901		(39,921)		1,228,047		(109,020)		527,906		(118,727)		9,583,783
Interest income		9,116,422		5,816,676		2,518,290		17,451,388		1,325,861		666,286		1,824,633		477,954		1,195,617		(79,176)		22,862,563
Interest expense		(4,770,989)		(3,359,113)		(1,672,689)		(9,802,791)		(878,960)		(706,207)		(596,586)		(586,974)		(667,711)		(39,551)		(13,278,780)
Net fee and commission income (expenses)		312,743		190,569		331,428		834,740		551,502		(28,143)		583,253		5,928		939,186		(34,034)		2,852,432
Fee and commission income		449,474		297,656		409,059		1,156,189		723,441		6,135		1,363,405		12,039		1,067,903		(259,530)		4,069,582
Fee and commission expense		(136,731)		(107,087)		(77,631)		(321,449)		(171,939)		(34,278)		(780,152)		(6,111)		(128,717)		225,496		(1,217,150)
Net insurance income		—		—		—		—		—		968,654		6,204		364,948		—		54,484		1,394,290
Insurance income		—		—		—		—		—		7,778,028		13,509		726,599		—		(27,531)		8,490,605
Insurance expense		—		—		—		—		—		(6,809,374)		(7,305)		(361,651)		—		82,015		(7,096,315)
Net gains (losses) on financial instruments at fair value through profit or loss		33,671		—		497,269		530,940		401,405		330,577		10,339		371,564		205,394		(377,486)		1,472,733
Net other insurance finance income (expenses)		—		—		—		—		—		(32,805)		—		(320,378)		—		—		(353,183)
Net other operating income (expenses)		(544,286)		461,633		(664,531)		(747,184)		62,157		(78,273)		(297,348)		44,934		(511,412)		(57,161)		(1,584,287)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2024
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(1,395,678)	~~W~~	(1,389,404)	~~W~~	(439,703)	~~W~~	(3,224,785)	~~W~~	(730,415)	~~W~~	(102,891)	~~W~~	(437,101)	~~W~~	(103,408)	~~W~~	(365,362)	~~W~~	91,036	~~W~~	(4,872,926)
Operating income before provision for credit losses		2,751,883		1,720,361		570,064		5,042,308		731,550		1,017,198		1,093,394		254,568		795,712		(441,888)		8,492,842
Reversal (provision) of credit losses		(436,904)		(154,448)		1,193		(590,159)		(1,699)		34		(614,892)		(327)		(280,283)		8,183		(1,479,143)
Net operating income (expenses)		2,314,979		1,565,913		571,257		4,452,149		729,851		1,017,232		478,502		254,241		515,429		(433,705)		7,013,699
Share of profit (loss) of associates and joint ventures		—		—		7,318		7,318		(24,431)		1,654		864		(192)		2,440		13,004		657
Net other non-operating income (expenses)		(54,650)		—		(831,518)		(886,168)		(698)		(7,628)		12,991		7,256		(47,636)		(33,155)		(955,038)
Segment profit (loss) before income tax expense		2,260,329		1,565,913		(252,943)		3,573,299		704,722		1,011,258		492,357		261,305		470,233		(453,856)		6,059,318
Income tax benefit (expense)		(748,248)		(413,401)		126,808		(1,034,841)		(156,209)		(270,601)		(123,901)		(67,129)		(83,264)		45,405		(1,690,540)

Profit (loss) for the period	~~W~~	1,512,081	~~W~~	1,152,512	~~W~~	(126,135)	~~W~~	2,538,458	~~W~~	548,513	~~W~~	740,657	~~W~~	368,456	~~W~~	194,176	~~W~~	386,969	~~W~~	(408,451)	~~W~~	4,368,778

Profit (loss) attributable to shareholders of the Parent Company		1,499,338		1,152,512		(33,960)		2,617,890		546,790		740,172		370,383		194,176		385,106		(460,368)		4,394,149
Profit (loss) attributable to non-controlling interests		12,743		—		(92,175)		(79,432)		1,723		485		(1,927)		—		1,863		51,917		(25,371)
Total assets *		239,124,552		176,075,559		147,687,069		562,887,180		63,384,388		40,776,375		30,541,628		34,047,554		64,172,457		(37,964,050)		757,845,532
Total liabilities *		222,291,921		210,839,098		91,728,841		524,859,860		56,498,405		34,982,352		25,236,826		30,984,398		27,995,907		(2,527,397)		698,030,351

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions as of December 31, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025		2024
Banking service	~~W~~	8,352,088	~~W~~	7,967,674
Securities service		1,619,567		1,420,626
Non-life insurance service		1,060,705		1,139,611
Credit card service		1,440,697		1,587,323
Life insurance service		304,854		338,599
Others		666,002		911,935

	~~W~~	13,443,913	~~W~~	13,365,768

5.2.2 Geographical information

Geographical net operating revenues from external for the nine-month periods ended September 30, 2025 and 2024, and major non-current assets as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)
	Net operating revenues from external customers				Major non-current assets
	2025		2024		September 30, 2025		December 31, 2024
Domestic	~~W~~	12,283,546	~~W~~	12,209,891	~~W~~	8,672,786	~~W~~	9,915,068
United States		54,002		110,915		32,389		35,576
New Zealand		1,157		9,841		655		829
China		113,776		146,111		23,174		22,271
Cambodia		530,368		426,354		95,445		101,879
United Kingdom		49,754		56,237		10,980		9,023
Indonesia		243,416		259,969		395,277		430,632
Others		167,894		146,450		31,091		35,746
Consolidation adjustments		—		—		541,563		564,851

	~~W~~	13,443,913	~~W~~	13,365,768	~~W~~	9,803,360	~~W~~	11,115,875

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	25,270,758	~~W~~	25,270,758
Financial assets at fair value through profit or loss:		92,901,015		92,901,015
Due from financial institutions		66,191		66,191
Debt securities		85,738,862		85,738,862
Equity securities		5,894,805		5,894,805
Loans		899,906		899,906
Others		301,251		301,251
Derivatives held for trading		6,585,212		6,585,212
Derivatives held for hedging		519,122		519,122
Loans measured at amortized cost		486,519,741		488,595,476
Securities measured at amortized cost		34,135,823		33,790,544
Financial assets at fair value through other comprehensive income:		97,920,253		97,920,253
Debt securities		91,882,354		91,882,354
Equity securities		4,398,017		4,398,017
Loans		1,639,882		1,639,882
Other financial assets		33,342,438		33,342,438

	~~W~~	777,194,362	~~W~~	778,924,818

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,787,170	~~W~~	2,787,170
Financial liabilities designated at fair value through profit or loss		7,557,141		7,557,141
Derivatives held for trading		6,553,352		6,553,352
Derivatives held for hedging		251,203		251,203
Deposits		448,711,993		449,054,955
Borrowings		68,790,018		68,800,344
Debentures		77,185,525		77,657,008
Other financial liabilities		57,725,427		57,725,427

	~~W~~	669,561,829	~~W~~	670,386,600

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	29,869,111	~~W~~	29,869,335
Financial assets at fair value through profit or loss:		79,450,093		79,450,093
Due from financial institutions		59,838		59,838
Debt securities		73,768,636		73,768,636
Equity securities		4,275,337		4,275,337
Loans		1,187,763		1,187,763
Others		158,519		158,519
Derivatives held for trading		10,954,870		10,954,870
Derivatives held for hedging		775,897		775,897
Loans measured at amortized cost		472,071,840		473,234,273
Securities measured at amortized cost		37,113,552		36,572,012
Financial assets at fair value through other comprehensive income:		93,895,912		93,895,912
Debt securities		88,735,996		88,735,996
Equity securities		3,713,288		3,713,288
Loans		1,446,628		1,446,628
Other financial assets		14,404,227		14,404,227

	~~W~~	738,535,502	~~W~~	739,156,619

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,717,732	~~W~~	2,717,732
Financial liabilities designated at fair value through profit or loss		8,002,499		8,002,499
Derivatives held for trading		11,409,695		11,409,695
Derivatives held for hedging		373,799		373,799
Deposits		435,687,897		435,991,820
Borrowings		68,077,012		68,046,196
Debentures		76,171,257		76,583,392
Other financial liabilities		33,594,883		33,594,883

	~~W~~	636,034,774	~~W~~	636,720,016

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	32,611,396	~~W~~	39,377,841	~~W~~	20,911,778	~~W~~	92,901,015
Due from financial institutions		—		—		66,191		66,191
Debt securities		28,246,735		39,120,857		18,371,270		85,738,862
Equity securities		4,063,410		256,984		1,574,411		5,894,805
Loans		—		—		899,906		899,906
Others		301,251		—		—		301,251
Derivatives held for trading		288,317		6,068,693		228,202		6,585,212
Derivatives held for hedging		—		519,122		—		519,122
Financial assets at fair value through other comprehensive income:		47,393,900		48,814,693		1,711,660		97,920,253
Debt securities		46,761,324		45,121,030		—		91,882,354
Equity securities		632,576		2,053,781		1,711,660		4,398,017
Loans		—		1,639,882		—		1,639,882

	~~W~~	80,293,613	~~W~~	94,780,349	~~W~~	22,851,640	~~W~~	197,925,602

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,787,170	~~W~~	—	~~W~~	—	~~W~~	2,787,170
Financial liabilities designated at fair value through profit or loss		347,574		1,044,718		6,164,849		7,557,141
Derivatives held for trading		421,362		5,690,361		441,629		6,553,352
Derivatives held for hedging		—		251,203		—		251,203

	~~W~~	3,556,106	~~W~~	6,986,282	~~W~~	6,606,478	~~W~~	17,148,866

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	25,554,893	~~W~~	33,768,117	~~W~~	20,127,083	~~W~~	79,450,093
Due from financial institutions		—		—		59,838		59,838
Debt securities		22,775,948		33,630,189		17,362,499		73,768,636
Equity securities		2,620,426		137,928		1,516,983		4,275,337
Loans		—		—		1,187,763		1,187,763
Others		158,519		—		—		158,519
Derivatives held for trading		20,637		10,682,718		251,515		10,954,870
Derivatives held for hedging		—		775,897		—		775,897
Financial assets at fair value through other comprehensive income:		43,858,598		48,537,327		1,499,987		93,895,912
Debt securities		43,319,466		45,416,530		—		88,735,996
Equity securities		539,132		1,674,169		1,499,987		3,713,288
Loans		—		1,446,628		—		1,446,628

	~~W~~	69,434,128	~~W~~	93,764,059	~~W~~	21,878,585	~~W~~	185,076,772

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,717,732	~~W~~	—	~~W~~	—	~~W~~	2,717,732
Financial liabilities designated at fair value through profit or loss		300,489		1,529,492		6,172,518		8,002,499
Derivatives held for trading		353,074		10,458,585		598,036		11,409,695
Derivatives held for hedging		—		373,799		—		373,799

	~~W~~	3,371,295	~~W~~	12,361,876	~~W~~	6,770,554	~~W~~	22,503,725

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	39,377,841
Debt securities		39,120,857	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of assets acquired, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		256,984	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		6,068,693	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		519,122	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Volatility, Foreign exchange rate, Risk free interest rate, and others
Financial assets at fair value through other comprehensive income:		48,814,693
Debt securities		45,121,030	DCF Model, Option Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		2,053,781	DCF Model	Interest rate, Discount rate, and others
Loans		1,639,882	DCF Model	Discount rate

	~~W~~	94,780,349

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,044,718	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		5,690,361	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, and others	Price of underlying asset, Interest rate, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		251,203	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	~~W~~	6,986,282

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	33,768,117
Debt securities		33,630,189	DCF Model, Closed form fomula, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of assets acquired, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		137,928	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		10,682,718	DCF Model, Closed form fomula, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		775,897	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		48,537,327
Debt securities		45,416,530	DCF Model, Option Model	Underlying asset index, Interest rate, Discount rate
Equity securities		1,674,169	DCF Model	Interest rate, Discount rate
Loans		1,446,628	DCF Model	Discount rate

	~~W~~	93,764,059

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,529,492	DCF Model, Closed form fomula, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		10,458,585	DCF Model, Closed form fomula, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		373,799	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	~~W~~	12,361,876

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,779,289	~~W~~	19,595,255	~~W~~	2,896,214	~~W~~	25,270,758
Loans measured at amortized cost		—		74,000		488,521,476		488,595,476
Securities measured at amortized cost [2]		3,637,809		30,116,299		36,436		33,790,544
Other financial assets [2]		—		—		33,342,438		33,342,438

	~~W~~	6,417,098	~~W~~	49,785,554	~~W~~	524,796,564	~~W~~	580,999,216

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	188,898,442	~~W~~	260,156,513	~~W~~	449,054,955
Borrowings [3]		—		3,537,097		65,263,247		68,800,344
Debentures		—		68,436,228		9,220,780		77,657,008
Other financial liabilities [2]		—		—		57,725,427		57,725,427

	~~W~~	—	~~W~~	260,871,767	~~W~~	392,365,967	~~W~~	653,237,734

(In millions of Korean won)	December 31, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,353,334	~~W~~	24,731,260	~~W~~	2,784,741	~~W~~	29,869,335
Loans measured at amortized cost		—		106,823		473,127,450		473,234,273
Securities measured at amortized cost [2]		4,746,587		31,799,265		26,160		36,572,012
Other financial assets [2]		—		—		14,404,227		14,404,227

	~~W~~	7,099,921	~~W~~	56,637,348	~~W~~	490,342,578	~~W~~	554,079,847

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	174,567,804	~~W~~	261,424,016	~~W~~	435,991,820
Borrowings [3]		—		4,441,612		63,604,584		68,046,196
Debentures		—		67,455,577		9,127,815		76,583,392
Other financial liabilities [2]		—		—		33,594,883		33,594,883

	~~W~~	—	~~W~~	246,464,993	~~W~~	367,751,298	~~W~~	614,216,291

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]

Borrowings of ~~W~~ 8,884 million and ~~W~~ 15,155 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of September 30, 2025 and December 31, 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	74,000	DCF Model	Discount rate
Securities measured at amortized cost		30,116,299	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	30,190,299

Financial liabilities
Borrowings	~~W~~	3,528,213	DCF Model	Discount rate
Debentures		68,436,228	DCF Model	Discount rate

	~~W~~	71,964,441

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	106,823	DCF Model	Discount rate
Securities measured at amortized cost		31,799,265	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	31,906,088

Financial liabilities
Borrowings	~~W~~	4,426,457	DCF Model	Discount rate
Debentures		67,455,577	DCF Model	Discount rate

	~~W~~	71,882,034

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of Korean won)	September 30, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,896,214	DCF Model	Credit spread, Other spread, Interest rate, Discount rate
Loans measured at amortized cost		488,521,476	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate, Discount rate, and others

	~~W~~	491,417,690

Financial liabilities
Deposits	~~W~~	260,156,513	DCF Model	Other spread, Prepayment rate, Interest rate, Discount rate
Borrowings		65,263,247	DCF Model	Other spread, Projected cash flow, Discount rate
Debentures		9,220,780	DCF Model	Projected cash flow, Discount rate, and others

	~~W~~	334,640,540

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,784,741	DCF Model	Credit spread, Other spread, Interest rate, Discount rate
Loans measured at amortized cost		473,127,450	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate, Discount rate, and others

	~~W~~	475,912,191

Financial liabilities
Deposits	~~W~~	261,424,016	DCF Model	Other spread, Prepayment rate, Interest rate, Discount rate
Borrowings		63,604,584	DCF Model	Other spread, Projected cash flow, Discount rate
Debentures		9,127,815	DCF Model	Projected cash flow, Discount rate, and others

	~~W~~	334,156,415

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	59,838	~~W~~	18,879,482	~~W~~	1,187,764	~~W~~	1,499,987	~~W~~	(6,172,518)	~~W~~	(346,521)
Total gains or losses:
Profit or loss		6,353		138,186		9,322		—		(328,400)		47,425
Other comprehensive income (loss)		—		(1)		—		92,993		(10,068)		—
Purchases		—		3,773,365		2,366,998		169,476		—		11
Sales		—		(2,794,460)		(2,664,178)		(43,005)		—		(39)
Issuances		—		—		—		—		(1,918,748)		(5,857)
Settlements		—		—		—		—		2,264,885		95,964
Transfers into Level 3 *		—		7,282		—		—		—		—
Transfers out of Level 3 *		—		(58,173)		—		(7,791)		—		(4,410)

Ending	~~W~~	66,191	~~W~~	19,945,681	~~W~~	899,906	~~W~~	1,711,660	~~W~~	(6,164,849)	~~W~~	(213,427)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	53,791	~~W~~	17,986,748	~~W~~	183,490	~~W~~	1,450,908	~~W~~	(7,028,486)	~~W~~	(666,734)
Total gains or losses:
Profit or loss		5,007		260,584		14,832		—		(284,157)		(59,008)
Other comprehensive income (loss)		—		—		—		(142,787)		(14,738)		—
Purchases		—		2,561,527		373,629		124,218		—		4,991
Sales		—		(2,458,596)		(276,835)		(49)		—		(4,993)
Issuances		—		—		—		—		(1,351,989)		(1,881)
Settlements		—		—		—		—		3,338,577		442,352
Transfers into Level 3 *		—		6,696		242		—		—		—
Transfers out of Level 3 *		—		(16,882)		—		—		—		—

Ending	~~W~~	58,798	~~W~~	18,340,077	~~W~~	295,358	~~W~~	1,432,290	~~W~~	(5,340,793)	~~W~~	(285,273)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)

	2025						2024
	Net gains (losses) on financial instruments at fair value through profit or loss		Net Other operating income (expenses)		Net interest income		Net gains (losses) on financial instruments at fair value through profit or loss		Net Other operating income (expenses)		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	(20,538)	~~W~~	(106,576)	~~W~~	—	~~W~~	(170,275)	~~W~~	107,533	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		126,494		(94,548)		—		(120,437)		97,906		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	66,191	Hull-white Model	Volatility	0.48	The higher the volatility, the higher the fair value fluctuation
Debt securities		18,371,270

DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.48 ~ 51.10	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.86 ~ 12.88	The lower the discount rate, the higher the fair value
				Stock index fluctuation rate	10.00 ~ 27.96	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-15.87 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	0.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,574,411

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	6.70 ~ 27.73	The lower the discount rate, the higher the fair value
				Volatility	0.45 ~ 38.10	The higher the volatility, the higher the fair value fluctuation
Loans		899,906	DCF Model	Default rate	0.00	The lower the default rate, the higher the fair value
				Discount rate	8.44	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	September 30, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	210,577	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	0.00 ~ 70.55	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	8.78 ~ 73.70	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		17,625	DCF Model, Hull-white Model, Monte Carlo Simulation, Closed Form	Correlation coefficient	0.50	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,711,660	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, Tree model, Monte Carlo Simulation, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	4.88 ~ 16.24	The lower the discount rate, the higher the fair value
				Volatility	0.48 ~ 29.47	The higher the volatility, the higher the fair value fluctuation
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value

	~~W~~	22,851,640

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	September 30, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	6,164,849	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.00 ~ 64.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-24.94 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		74,426	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	19.03 ~ 73.38	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	7.62 ~ 73.70	The higher the correlation coefficient, the higher the fair value fluctuation
Others		367,203	DCF Model, Hull-white Model, Monte Carlo Simulation, Closed Form	Discount rate	2.96	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	0.00 ~ 23.04	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-24.94 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	6,606,478

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	59,838	Hull-white Model	Volatility	0.46 ~ 0.62	The higher the volatility, the higher the fair value fluctuation
Debt securities		17,362,499

DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.46 ~ 76.22	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.00 ~ 15.53	The lower the discount rate, the higher the fair value
				Stock index fluctuation rate	10.00 ~ 29.90	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	90.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,516,983

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	5.90 ~ 33.90	The lower the discount rate, the higher the fair value
				Volatility	0.50 ~ 0.71	The higher the volatility, the higher the fair value fluctuation
Loans		1,187,763	DCF Model	Discount rate	8.54	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	30,246	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	18.85 ~ 65.13	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 74.20	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		221,269	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	0.57 ~ 25.22	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,499,987	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Approach, Tree Model, Monte Carlo Simulation, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	6.01 ~ 16.00	The lower the discount rate, the higher the fair value
				Volatility	0.50 ~ 31.79	The higher the volatility, the higher the fair value fluctuation

	~~W~~	21,878,585

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	6,172,518	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.51 ~ 65.13	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		159,769	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Value Method, and others	Volatility of underlying asset	0.57 ~ 58.87	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Others		438,267	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	3.70 ~ 3.74	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	0.51 ~ 57.61	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-26.22 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	6,770,554

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions		13		(13)		—		—
Debt securities [4]		104,260		(117,749)		—		—
Equity securities [3]		39,255		(24,647)		—		—
Loans [5]		5,200		(4,822)		—		—
Derivatives held for trading [2]		3,083		(3,591)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		55,484		(37,728)

	~~W~~	151,811	~~W~~	(150,822)	~~W~~	55,484	~~W~~	(37,728)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	13,183	~~W~~	(11,793)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		10,380		(10,822)		—		—

	~~W~~	23,563	~~W~~	(22,615)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2024
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	141	~~W~~	(151)	~~W~~	—	~~W~~	—
Debt securities [4]		103,717		(102,842)		—		—
Equity securities [3]		35,920		(19,754)		—		—
Loans [5]		2,329		(2,119)		—		—
Derivatives held for trading [2]		14,878		(16,535)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		57,795		(36,073)

	~~W~~	156,985	~~W~~	(141,401)	~~W~~	57,795	~~W~~	(36,073)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	16,840	~~W~~	(16,760)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		22,119		(24,506)		—		—

	~~W~~	38,959	~~W~~	(41,266)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value, growth rate by ±1%p and volatility of underlying asset by ±1%p or ±10% and correlation coefficient by ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ± 10%.
[3]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (-1%p~1%p).
[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.4 Valuation gains and losses on transaction day

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred valuation gains and losses on transaction day for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Balance at the beginning of the period	~~W~~	12,140	~~W~~	23,431
New transactions		61,199		47,496
Changes during the period		(38,819)		(53,013)

Balance at the end of the period	~~W~~	34,520	~~W~~	17,914

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	September 30, 2025
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	25,270,758	~~W~~	—	~~W~~	25,270,758
Financial assets at fair value through profit or loss		92,901,015		—		—		—		—		92,901,015
Derivative financial assets		6,585,212		—		—		—		519,122		7,104,334
Loans measured at amortized cost		—		—		—		486,519,741		—		486,519,741
Financial investments		—		93,522,236		4,398,017		34,135,823		—		132,056,076
Other financial assets		—		—		—		33,342,438		—		33,342,438

	~~W~~	99,486,227	~~W~~	93,522,236	~~W~~	4,398,017	~~W~~	579,268,760	~~W~~	519,122	~~W~~	777,194,362

(In millions of Korean won)

	September 30, 2025
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,787,170	~~W~~	7,557,141	~~W~~	—	~~W~~	—	~~W~~	10,344,311
Derivative financial liabilities		6,553,352		—		—		251,203		6,804,555
Deposits		—		—		448,711,993		—		448,711,993
Borrowings		—		—		68,790,018		—		68,790,018
Debentures		—		—		77,185,525		—		77,185,525
Other financial liabilities *		—		—		57,725,427		—		57,725,427

	~~W~~	9,340,522	~~W~~	7,557,141	~~W~~	652,412,963	~~W~~	251,203	~~W~~	669,561,829

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)

	December 31, 2024
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	29,869,111	~~W~~	—	~~W~~	29,869,111
Financial assets at fair value through profit or loss		79,450,093		—		—		—		—		79,450,093
Derivative financial assets		10,954,870		—		—		—		775,897		11,730,767
Loans measured at amortized cost		—		—		—		472,071,840		—		472,071,840
Financial investments		—		90,182,623		3,713,289		37,113,552		—		131,009,464
Other financial assets		—		—		—		14,404,227		—		14,404,227

	~~W~~	90,404,963	~~W~~	90,182,623	~~W~~	3,713,289	~~W~~	553,458,730	~~W~~	775,897	~~W~~	738,535,502

(In millions of Korean won)

	December 31, 2024
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,717,732	~~W~~	8,002,499	~~W~~	—	~~W~~	—	~~W~~	10,720,231
Derivative financial liabilities		11,409,695		—		—		373,799		11,783,494
Deposits		—		—		435,687,897		—		435,687,897
Borrowings		—		—		68,077,012		—		68,077,012
Debentures		—		—		76,171,257		—		76,171,257
Other financial liabilities *		—		—		33,594,883		—		33,594,883

	~~W~~	14,127,427	~~W~~	8,002,499	~~W~~	613,531,049	~~W~~	373,799	~~W~~	636,034,774

*	Other financial liabilities include lease liabilities that are not included in the category of financial instruments measured at amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of September 30, 2025	September 30, 2025		December 31, 2024
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	~~W~~	7,063,080	~~W~~	11,635,481
	Due from banks	Hana Bank and others	0.00 ~ 4.16		3,338,822		3,342,114
	Due from others	Korea Securities Finance Corp., and others	0.00 ~ 3.46		1,269,763		1,473,585

					11,671,665		16,451,180

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	0.00 ~ 3.93		7,540,751		7,767,797
	Time deposits in foreign currencies	BANK OF COMMUNICATIONS Co., Ltd. NEW YORK BRANCH and others	0.00 ~ 9.75		548,931		634,903
	Due from others	YUANTA BANK(TAIWAN) and others	0.00 ~ 6.50		2,951,562		2,937,813
					11,041,244		11,340,513

				~~W~~	22,712,909	~~W~~	27,791,693

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		Financial institutions	September 30, 2025		December 31, 2024		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~	7,063,080	~~W~~	11,635,481	Bank of Korea Act
	Due from banks	Hana Bank and others		127,293		106,500	Net settlement and others
	Due from others	Korea Securities Finance Corp., and others		821,514		1,254,615	Derivatives margin account and others

				8,011,887		12,996,596

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others		1,509,656		2,736,871	Bank of Korea Act and others
	Time deposits in foreign currencies	BANK OF COMMUNICATIONS Co., Ltd. NEW YORK BRANCH and others		79,951		98,264	Bank Act of the State of New York and others
	Due from others	YUANTA BANK(TAIWAN) and others		2,692,043		2,709,177	Derivatives margin account and others

				4,281,650		5,544,312

			~~W~~	12,293,537	~~W~~	18,540,908

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

7.3 Changes in allowances for credit losses of due from financial institutions for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	1,572	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Sales		—		—		—
Provision for credit losses		148		—		—
Others		(61)		—		—

Ending	~~W~~	1,659	~~W~~	—	~~W~~	—

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	1,021	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Sales		—		—		—
Provision for credit losses		650		—		—
Others		36		—		—

Ending	~~W~~	1,707	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

•	Interest rate swaps relating to interest rate risk in Korean won

•	Cross-currency swaps, forwards, and options relating to currency risk

•	Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.1 Details of derivative financial instruments held for trading as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	September 30, 2025						December 31, 2024
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	23,581,468	~~W~~	655,478	~~W~~	712,855	~~W~~	18,253,487	~~W~~	577,037	~~W~~	736,622
Futures*		6,319,429		2,715		382		6,388,783		1,178		5,407
Swaps		279,641,964		298,535		505,107		334,595,285		405,611		552,316
Options		6,588,000		143,935		113,809		7,108,100		152,220		146,648

		316,130,861		1,100,663		1,332,153		366,345,655		1,136,046		1,440,993

Currency
Forwards		135,486,780		2,626,281		1,307,324		136,815,645		5,848,876		3,326,427
Futures*		1,164,409		444		172		723,795		1,694		234
Swaps		71,494,388		2,125,904		2,963,345		82,498,194		3,587,141		5,960,622
Options		1,926,402		6,572		10,204		1,999,773		23,808		25,374

		210,071,979		4,759,201		4,281,045		222,037,407		9,461,519		9,312,657

Stock and index
Futures*		4,493,948		28,442		145,821		2,151,606		3,260		7,963
Swaps		5,024,204		344,161		304,814		4,963,174		278,278		156,825
Options		3,185,457		286,141		230,144		2,641,003		15,331		171,368

		12,703,609		658,744		680,779		9,755,783		296,869		336,156

Credit
Swaps		5,806,080		33,237		23,802		4,797,110		37,123		27,397

		5,806,080		33,237		23,802		4,797,110		37,123		27,397

Commodity
Futures*		93,217		2,667		396		42,764		1,191		1,012
Swaps		1,482,478		20,812		20,019		1,297,183		12,390		11,781
Options		132,558		2,770		2,816		292,290		3,018		3,130

		1,708,253		26,249		23,231		1,632,237		16,599		15,923

Others		970,985		7,118		212,341		891,012		6,715		276,569

	~~W~~	547,391,767	~~W~~	6,585,212	~~W~~	6,553,351	~~W~~	605,459,204	~~W~~	10,954,871	~~W~~	11,409,695

*	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	4,073,450	~~W~~	452,564	~~W~~	151,383	~~W~~	865,608	~~W~~	1,549,038	~~W~~	604,929	~~W~~	7,696,972
Average price condition (%)		4.09		4.45		4.31		5.95		2.67		3.73		3.97
Average price condition (USD/KRW)		1,349.25		1,336.84		1,340.00		—		—		—		1,348.53
Average price condition (EUR/KRW)		1,518.99		1,477.46		—		—		—		—		1,506.75
Average price condition (AUD/KRW)		890.12		—		—		—		—		—		890.12
Average price condition (GBP/KRW)		1,842.12		—		—		—		—		—		1,842.12
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	3,438,760	~~W~~	4,090,078	~~W~~	1,941,915	~~W~~	757,015	~~W~~	285,792	~~W~~	—	~~W~~	10,513,560
Average price condition (%)		3.82		4.32		4.31		3.32		3.12		—		4.12
Average price condition (USD/KRW)		1,268.11		1,437.15		1,350.22		1,353.74		1,159.20		—		1,300.13
Average price condition (EUR/KRW)		—		1,535.03		1,505.50		—		—		—		1,526.90
Average price condition (AUD/KRW)		896.73		932.60		—		—		—		—		905.35
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	11,218	~~W~~	225,754	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	236,972
Average price condition (USD/KRW)		1,071.00		1,178.92		—		—		—		—		1,173.81

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,071,561	~~W~~	1,674,709	~~W~~	444,487	~~W~~	189,448	~~W~~	941,835	~~W~~	1,998,080	~~W~~	10,320,120
Average price condition (%)		4.58		4.65		4.71		5.74		6.69		3.81		4.68
Average price condition (USD/KRW)		1,341.52		1,298.73		1,276.69		—		—		—		1,325.95
Average price condition (EUR/KRW)		1,464.04		1,469.25		1,447.53		—		—		—		1,464.60
Average price condition (AUD/KRW)		891.13		885.60		—		—		—		—		890.56
Average price condition (GBP/KRW)		1,539.22		—		—		—		—		—		1,539.22
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	2,385,743	~~W~~	3,059,818	~~W~~	2,779,439	~~W~~	981,453	~~W~~	545,140	~~W~~	—	~~W~~	9,751,593
Average price condition (%)		3.05		4.14		4.98		4.91		3.71		—		4.43
Average price condition (USD/KRW)		1,228.80		1,250.67		1,331.02		1,254.81		1,373.85		—		1,282.82
Average price condition (EUR/KRW)		1,374.73		1,501.00		—		1,392.00		—		—		1,423.08
Average price condition (AUD/KRW)		851.50		889.00		932.60		—		—		—		885.25
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	15,876	~~W~~	236,670	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	252,546
Average price condition (USD/KRW)		1,071.00		1,178.91		—		—		—		—		1,172.13

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.3 Fair Value Hedge

8.3.1 Details of fair value hedged items as of September 30, 2025 and December 31, 2024 and changes in fair value for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)		September 30, 2025								2025
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	704,567	~~W~~	—	~~W~~	(4,129)	~~W~~	—	~~W~~	2,222
	Debt securities in foreign currencies		1,365,825		—		(2,264)		—		34,812
	Deposits in Korean won		—		202,420		—		12,420		(9,180)
	Deposits in foreign currencies		—		798,763		—		(1,693)		(5,913)
	Debentures in Korean won		—		1,368,535		—		(91,465)		(17,600)
	Debentures in foreign currencies		—		789,516		—		(23,760)		(29,119)

			2,070,392		3,159,234		(6,393)		(104,498)		(24,778)

Currency	Debt securities in foreign currencies		1,586,966		—		318,380		—		(65,730)

			1,586,966		—		318,380		—		(65,730)

		~~W~~	3,657,358	~~W~~	3,159,234	~~W~~	311,987	~~W~~	(104,498)	~~W~~	(90,508)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.3.1 Details of fair value hedged items as of September 30, 2025 and December 31, 2024 and changes in fair value for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024								2024
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	2,062,063	~~W~~	—	~~W~~	(15,065)	~~W~~	—	~~W~~	23,303
	Debt securities in foreign currencies		1,699,241		—		(44,081)		—		46,662
	Deposits in Korean won		—		246,258		—		6,258		(7,256)
	Deposits in foreign currencies		—		301,107		—		(7,593)		(2,931)
	Debentures in Korean won		—		2,320,923		—		(109,077)		(28,418)
	Debentures in foreign currencies		—		1,523,883		—		(63,717)		(32,809)

			3,761,304		4,392,171		(59,146)		(174,129)		(1,449)

Currency	Debt securities in foreign currencies		1,798,273		—		301,740		—		68,392

			1,798,273		—		301,740		—		68,392

		~~W~~	5,559,577	~~W~~	4,392,171	~~W~~	242,594	~~W~~	(174,129)	~~W~~	66,943

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.3.2 Details of derivative instruments designated as fair value hedge as of September 30, 2025 and December 31, 2024 and changes in fair value for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)
	September 30, 2025						2025
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Futures	~~W~~	334,200	~~W~~	—	~~W~~	—	~~W~~	8,170
Swaps		5,138,359		85,400		25,700		16,218

		5,472,559		85,400		25,700		24,388
Currency
Forwards		2,224,413		3,353		73,552		8,333

	~~W~~	7,696,972	~~W~~	88,753	~~W~~	99,252	~~W~~	32,721

	December 31, 2024						2024
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Futures	~~W~~	720,000	~~W~~	—	~~W~~	—	~~W~~	(4,675)
Swaps		7,648,200		84,530		62,666		3,357

		8,368,200		84,530		62,666		(1,318)
Currency
Forwards		1,951,920		62		119,228		(61,356)

	~~W~~	10,320,120	~~W~~	84,592	~~W~~	181,894	~~W~~	(62,674)

8.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025		2024
Hedge accounting
Interest rate	~~W~~	(390)	~~W~~	(5,989)
Currency		(57,397)		7,036

	~~W~~	(57,787)	~~W~~	1,047

8.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Gains (losses) on hedging instruments	~~W~~	32,721	~~W~~	(65,896)
Gains (losses) on hedged items attributable to the hedged risk		(98,169)		69,360

	~~W~~	(65,448)	~~W~~	3,464

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.4 Cash Flow Hedge

8.4.1 Details of cash flow hedged items as of September 30, 2025 and December 31, 2024 and changes in fair value for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)

	Cash flow hedge reserve				Changes in fair value
	September 30, 2025		December 31, 2024		2025		2024
Hedge accounting
Interest rate risk	~~W~~	84,247	~~W~~	160,165	~~W~~	86,978	~~W~~	29,129
Currency risk		(39,630)		(51,847)		164,219		1,639

	~~W~~	44,617	~~W~~	108,318	~~W~~	251,197	~~W~~	30,768

8.4.2 Details of derivative instruments designated as cash flow hedge as of September 30, 2025 and December 31, 2024 and changes in fair value for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)

	September 30, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	3,004,341	~~W~~	134,614	~~W~~	59,197	~~W~~	(53,499)
Swaps		2,918,961		24,037		14,252		(32,382)

	~~W~~	5,923,302	~~W~~	158,651	~~W~~	73,449	~~W~~	(85,881)

Currency
Swaps		4,590,258		271,718		75,853		(180,929)

	~~W~~	10,513,560	~~W~~	430,369	~~W~~	149,302	~~W~~	(266,810)

(In millions of Korean won)

	December 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	1,705,449	~~W~~	179,580	~~W~~	8	~~W~~	50,396
Swaps		2,988,310		48,738		5,760		(44,153)

	~~W~~	4,693,759	~~W~~	228,318	~~W~~	5,768	~~W~~	6,243

Currency
Swaps		5,057,834		462,986		181,828		25,392

	~~W~~	9,751,593	~~W~~	691,304	~~W~~	187,596	~~W~~	31,635

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Gains (losses) on hedging instruments:	~~W~~	(266,810)	~~W~~	31,635
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		(271,451)		34,923
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)		4,641		(3,288)

8.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Other comprehensive income (loss)	~~W~~	(271,451)	~~W~~	34,923
Reclassification to profit or loss		184,832		(27,581)
Income tax effect		22,845		(1,939)

	~~W~~	(63,774)	~~W~~	5,403

8.5 Hedge of Net Investments in Foreign Operations

8.5.1 Details of net investments in foreign operations hedged items as of September 30, 2025 and December 31, 2024 and changes in fair value for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)

	Foreign currency translation reserve				Changes in fair value
	September 30, 2025		December 31, 2024		2025		2024
Hedge accounting
Currency risk	~~W~~	(243,151)	~~W~~	(316,109)	~~W~~	(99,128)	~~W~~	23,323

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of September 30, 2025 and December 31, 2024 and changes in fair value for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)

	September 30, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	11,218	~~W~~	—	~~W~~	2,650	~~W~~	1,660
Debentures in foreign currencies		1,581,501		—		1,581,501		97,468

	~~W~~	1,592,719	~~W~~	—	~~W~~	1,584,151	~~W~~	99,128

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of September 30, 2025 and December 31, 2024 and changes in fair value for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	15,876	~~W~~	—	~~W~~	4,309	~~W~~	2,622
Debentures in foreign currencies		2,077,155		—		2,077,155		(25,945)

	~~W~~	2,093,031	~~W~~	—	~~W~~	2,081,464	~~W~~	(23,323)

8.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Debentures in foreign currencies	~~W~~	1,738,415	~~W~~	2,180,537

8.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Gains (losses) on hedging instruments:	~~W~~	99,128	~~W~~	(23,323)
Effective portion of gains(losses) on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		99,128		(23,323)
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

8.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Other comprehensive loss	~~W~~	99,128	~~W~~	(23,323)
Reclassification to profit or loss		—		—
Income tax effect		(26,170)		6,157

	~~W~~	72,958	~~W~~	(17,166)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

9. Loans Measured at Amortized Cost

9.1 Details of loans as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Loans measured at amortized cost	~~W~~	491,469,852	~~W~~	477,066,990
Deferred loan origination fees and costs		597,318		638,230
Less: Allowances for credit losses		(5,547,429)		(5,633,380)

	~~W~~	486,519,741	~~W~~	472,071,840

9.2 Details of loans to banks as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Loans measured at amortized cost	~~W~~	8,885,293	~~W~~	9,830,773
Less: Allowances for credit losses		(3,628)		(31,158)

	~~W~~	8,881,665	~~W~~	9,799,615

9.3 Details of loan types and customer types of loans to customers other than banks as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	193,981,265	~~W~~	212,517,666	~~W~~	—	~~W~~	406,498,931
Loans in foreign currencies		6,128,084		25,137,698		—		31,265,782
Domestic import usance bills		—		3,934,040		—		3,934,040
Off-shore funding loans		—		1,039,793		—		1,039,793
Call loans		—		2,578,455		—		2,578,455
Bills bought in Korean won		—		1,296		—		1,296
Bills bought in foreign currencies		—		2,287,553		—		2,287,553
Guarantee payments under acceptances and guarantees		—		8,240		—		8,240
Credit card receivables in Korean won		—		—		22,943,859		22,943,859
Credit card receivables in foreign currencies		—		—		36,593		36,593
Bonds purchased under repurchase agreements		—		4,046,018		—		4,046,018
Privately placed bonds		—		398,116		—		398,116
Factored receivables		451		67,116		—		67,567
Lease receivables		416,623		115,093		—		531,716
Loans for installment credit		6,677,363		866,555		—		7,543,918

		207,203,786		252,997,639		22,980,452		483,181,877

Proportion (%)		42.88		52.36		4.76		100.00
Less: Allowances for credit losses		(1,585,004)		(3,200,246)		(758,551)		(5,543,801)

	~~W~~	205,618,782	~~W~~	249,797,393	~~W~~	22,221,901	~~W~~	477,638,076

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

9.3 Details of loan types and customer types of loans to customers other than banks as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	188,109,614	~~W~~	203,391,791	~~W~~	—	~~W~~	391,501,405
Loans in foreign currencies		5,978,891		26,954,295		—		32,933,186
Domestic import usance bills		—		3,790,808		—		3,790,808
Off-shore funding loans		—		626,058		—		626,058
Bills bought in Korean won		—		1,862		—		1,862
Bills bought in foreign currencies		—		2,379,270		—		2,379,270
Guarantee payments under acceptances and guarantees		—		16,930		—		16,930
Credit card receivables in Korean won		—		—		23,436,170		23,436,170
Credit card receivables in foreign currencies		—		—		42,304		42,304
Bonds purchased under repurchase agreements		—		4,967,067		—		4,967,067
Privately placed bonds		—		389,783		—		389,783
Factored receivables		7		62,602		—		62,609
Lease receivables		406,844		194,057		—		600,901
Loans for installment credit		6,327,692		798,402		—		7,126,094

		200,823,048		243,572,925		23,478,474		467,874,447

Proportion (%)		42.92		52.06		5.02		100.00
Less: Allowances for credit losses		(1,587,817)		(3,137,665)		(876,740)		(5,602,222)

	~~W~~	199,235,231	~~W~~	240,435,260	~~W~~	22,601,734	~~W~~	462,272,225

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

10. Allowances for Credit Losses

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	607,351	~~W~~	331,435	~~W~~	649,031	~~W~~	913,140	~~W~~	923,564	~~W~~	1,332,119	~~W~~	240,434	~~W~~	372,640	~~W~~	263,666
Transfer between stages:
Transfer to 12-month expected credit losses		131,934		(121,499)		(10,435)		200,175		(194,810)		(5,365)		44,991		(44,816)		(175)
Transfer to lifetime expected credit losses		(115,311)		143,167		(27,856)		(218,805)		274,440		(55,635)		(33,531)		34,110		(579)
Impairment		(24,775)		(79,773)		104,548		(21,423)		(181,106)		202,529		(3,127)		(10,673)		13,800
Write-offs		—		(1)		(580,259)		—		(7)		(443,879)		—		—		(427,277)
Sales		(1,284)		(1,988)		(56,399)		(68)		(2,405)		(144,221)		(4,296)		(63,689)		(102,524)
Provision (reversal) for credit losses [1,2]		(22,213)		45,863		657,647		(9,781)		123,169		619,967		(24,876)		53,352		478,882
Others (exchange differences, etc.)		(1,613)		(1,016)		(41,550)		(9,394)		(2,785)		(95,545)		(87)		(68)		(27,606)

Ending	~~W~~	574,089	~~W~~	316,188	~~W~~	694,727	~~W~~	853,844	~~W~~	940,060	~~W~~	1,409,970	~~W~~	219,508	~~W~~	340,856	~~W~~	198,187

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	584,650	~~W~~	283,382	~~W~~	501,049	~~W~~	939,640	~~W~~	935,715	~~W~~	1,282,544	~~W~~	206,525	~~W~~	328,152	~~W~~	401,148
Transfer between stages:
Transfer to 12-month expected credit losses		112,608		(105,442)		(7,166)		312,496		(272,404)		(40,092)		55,747		(54,350)		(1,397)
Transfer to lifetime expected credit losses		(89,467)		115,727		(26,260)		(232,524)		269,188		(36,664)		(26,353)		30,084		(3,731)
Impairment		(18,666)		(73,152)		91,818		(53,513)		(134,599)		188,112		(4,372)		(28,969)		33,341
Write-offs		—		—		(458,467)		—		(1)		(363,960)		—		—		(492,181)
Sales		(2,163)		(1,217)		(56,693)		—		(458)		(82,342)		—		—		—
Provision (reversal) for credit losses [1,2]		20,773		55,901		592,645		(85,320)		52,147		373,377		(3,066)		21,452		588,607
Others (exchange differences, etc.)		326		36		(4,126)		(6,866)		(173)		(3,358)		(15)		6		(156,545)

Ending	~~W~~	608,061	~~W~~	275,235	~~W~~	632,800	~~W~~	873,913	~~W~~	849,415	~~W~~	1,317,617	~~W~~	228,466	~~W~~	296,375	~~W~~	369,242

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of debt securities (Note 11.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 17.2), provision (reversal) for credit losses of financial guarantee contracts (Note 17.3), and provision (reversal) for credit losses of other financial assets.

[2]	Includes ~~W~~ 281,521 million and ~~W~~ 225,060 million of collections from written-off loans for the nine-month periods ended September 30, 2025 and 2024, respectively.

The amount of financial assets that the Group wrote off during the current year but is continuing recovery activities is ~~W~~ 1,432,524 million and ~~W~~ 1,314,609 million for the nine-month periods ended September 30, 2025 and 2024, respectively. Also, the Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 11,788,730 million and ~~W~~ 11,468,928 million as of September 30, 2025 and December 31, 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

10.2 Changes in gross carrying amount of loans for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	431,753,998	~~W~~	40,940,591	~~W~~	5,010,631
Transfer between stages:
Transfer to 12-month expected credit losses		25,185,853		(25,128,455)		(57,398)
Transfer to lifetime expected credit losses (not impaired)		(38,624,413)		39,703,778		(1,079,365)
Transfer to lifetime expected credit losses (impaired)		(783,450)		(3,345,699)		4,129,149
Write-offs		—		(7)		(1,451,416)
Sales		(791,952)		(253,126)		(1,198,596)
Net increase (decrease) (execution, repayment, and others)		23,663,834		(5,103,665)		(503,122)

Ending	~~W~~	440,403,870	~~W~~	46,813,417	~~W~~	4,849,883

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	408,283,402	~~W~~	37,076,587	~~W~~	4,908,103
Transfer between stages:
Transfer to 12-month expected credit losses		24,011,315		(23,662,216)		(349,099)
Transfer to lifetime expected credit losses (not impaired)		(30,937,842)		31,612,905		(675,063)
Transfer to lifetime expected credit losses (impaired)		(1,319,025)		(2,767,186)		4,086,211
Write-offs		—		(1)		(1,314,608)
Sales		(2,740,050)		(81,609)		(716,362)
Net increase (decrease) (execution, repayment, and others)		29,484,554		(2,743,704)		(698,638)

Ending	~~W~~	426,782,354	~~W~~	39,434,776	~~W~~	5,240,544

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	15,437,595	~~W~~	13,389,804
Financial bonds		15,642,289		11,601,280
Corporate bonds		7,871,210		7,323,299
Asset-backed securities		29,715		39,444
Beneficiary certificates		25,597,325		20,644,681
Derivative-linked securities		2,102,162		1,924,109
Other debt securities		19,058,566		18,846,019
Equity securities:
Stocks		5,525,013		3,964,021
Other equity securities		369,792		311,316
Loans:
Privately placed bonds		220,752		208,856
Other loans		679,154		978,907
Due from financial institutions:
Other due from financial institutions		66,191		59,838
Others		301,251		158,519

	~~W~~	92,901,015	~~W~~	79,450,093

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	41,934,778	~~W~~	38,108,213
Financial bonds		23,896,322		26,091,249
Corporate bonds		23,652,255		22,059,099
Asset-backed securities		2,206,985		2,366,140
Other debt securities		192,014		111,295
Equity securities:
Stocks		1,772,792		1,643,898
Equity investments		14,123		9,410
Other equity securities		2,611,102		2,059,980
Loans:
Privately placed bonds		1,639,882		1,446,628

		97,920,253		93,895,912

Financial assets at amortized cost
Debt securities:
Government and public bonds		5,213,011		6,029,059
Financial bonds		13,068,267		12,761,712
Corporate bonds		8,239,469		8,946,009
Asset-backed securities		7,418,193		9,321,199
Other debt securities		213,533		72,969
Less: Allowances for credit losses		(16,650)		(17,396)

		34,135,823		37,113,552

	~~W~~	132,056,076	~~W~~	131,009,464

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

11.2 Dividend income from equity securities designated at fair value through other comprehensive income for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)		2025				2024
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	1,420	~~W~~	11,282	~~W~~	—	~~W~~	3,597
	Unlisted		—		19,602		—		19,723
Equity investments			—		302		—		—
Other equity securities			735		83,172		632		40,273

		~~W~~	2,155	~~W~~	114,358	~~W~~	632	~~W~~	63,593

11.3 Derecognized equity securities measured at fair value through other comprehensive income for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)		2025				2024
		Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income (loss) as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	31,700	~~W~~	(5,683)	~~W~~	8,054	~~W~~	(5,586)
	Unlisted		3,446		609		—		—
Other equity securities			176,243		232		131,788		1,788

		~~W~~	211,389	~~W~~	(4,842)	~~W~~	139,842	~~W~~	(3,798)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

11.4 Provision (reversal) for credit losses of financial investments for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	5,325	~~W~~	(5,632)	~~W~~	(307)
Loans measured at fair value through other comprehensive income		143		—		143
Securities measured at amortized cost		3,422		(4,092)		(670)

	~~W~~	8,890	~~W~~	(9,724)	~~W~~	(834)

(In millions of Korean won)	2024
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	6,371	~~W~~	(5,082)	~~W~~	1,289
Loans measured at fair value through other comprehensive income		558		(174)		384
Securities measured at amortized cost		1,609		(2,374)		(765)

	~~W~~	8,538	~~W~~	(7,630)	~~W~~	908

11.5 Changes in allowances for credit losses of financial investments for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	43,031	~~W~~	—	~~W~~	82
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(2,707)		—		—
Reversal for credit losses		(833)		—		(1)
Others		(177)		—		—

Ending	~~W~~	39,314	~~W~~	—	~~W~~	81

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	44,465	~~W~~	—	~~W~~	77
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(1,584)		—		—
Provision for credit losses		903		—		5
Others		539		—		—

Ending	~~W~~	44,323	~~W~~	—	~~W~~	82

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

12. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Assets		Liabilities		Net amount
Other provisions	~~W~~	205,616	~~W~~	—	~~W~~	205,616
Allowances for credit losses		19,662		(2,587)		17,075
Impairment losses of property and equipment		16,525		(887)		15,638
Interest on equity-indexed deposits		174		—		174
Share-based payments		41,611		—		41,611
Provisions for acceptances and guarantees		14,217		(216)		14,001
Gains or losses on valuation of derivatives		180,462		(216,147)		(35,685)
Present value discount		10,766		(298)		10,468
Gains or losses on fair value hedge		—		(27,458)		(27,458)
Accrued interest		—		(236,480)		(236,480)
Deferred loan origination fees and costs		15,750		(190,776)		(175,026)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		312		(287,281)		(286,969)
Investments in subsidiaries and others		80,487		(247,947)		(167,460)
Gains or losses on valuation of security investment		470,643		(471,611)		(968)
Defined benefit liabilities		616,760		—		616,760
Accrued expenses		313,298		—		313,298
Retirement insurance expense		—		(620,972)		(620,972)
Adjustments to the prepaid contributions		—		(68,483)		(68,483)
Derivative-linked securities		19,612		(29,996)		(10,384)
Others *		1,236,839		(2,234,937)		(998,098)

		3,242,734		(4,640,079)		(1,397,345)

Offsetting of deferred income tax assets and liabilities		(3,047,611)		3,047,611		—

	~~W~~	195,123	~~W~~	(1,592,468)	~~W~~	(1,397,345)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

12. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2024
	Assets		Liabilities		Net amount
Other provisions	~~W~~	219,460	~~W~~	—	~~W~~	219,460
Allowances for credit losses		17,060		—		17,060
Impairment losses of property and equipment		10,543		(1,359)		9,184
Share-based payments		36,962		—		36,962
Provisions for acceptances and guarantees		16,172		(163)		16,009
Gains or losses on valuation of derivatives		296,164		(225,773)		70,391
Present value discount		11,952		(14)		11,938
Gains or losses on fair value hedge		—		(45,741)		(45,741)
Accrued interest		1,679		(262,437)		(260,758)
Deferred loan origination fees and costs		16,278		(189,207)		(172,929)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,227)		(289,914)
Investments in subsidiaries and others		77,426		(248,692)		(171,266)
Gains or losses on valuation of security investment		489,018		(448,460)		40,558
Defined benefit liabilities		619,544		—		619,544
Accrued expenses		365,702		—		365,702
Retirement insurance expense		—		(590,749)		(590,749)
Adjustments to the prepaid contributions		—		(49,134)		(49,134)
Derivative-linked securities		6,883		(86,112)		(79,229)
Others *		1,244,462		(2,391,015)		(1,146,553)

		3,429,618		(4,833,086)		(1,403,468)

Offsetting of deferred income tax assets and liabilities		(3,150,794)		3,150,794		—

	~~W~~	278,824	~~W~~	(1,682,292)	~~W~~	(1,403,468)

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of KB Life Insurance Co., Ltd. and KB Insurance Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

13. Financial Liabilities at Fair Value through Profit or Loss

13.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	2,481,623	~~W~~	2,558,520
Others		305,547		159,212

		2,787,170		2,717,732

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		7,557,141		8,002,499

		7,557,141		8,002,499

	~~W~~	10,344,311	~~W~~	10,720,231

13.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Amount contractually required to pay at maturity	~~W~~	7,467,994	~~W~~	7,947,236
Carrying amount		7,557,141		8,002,499

Difference	~~W~~	(89,147)	~~W~~	(55,263)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

14. Deposits

Details of deposits as of September 30, 2025 and December 31, 2024 are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Demand deposits
Demand deposits in Korean won	~~W~~	171,484,565	~~W~~	156,242,487
Demand deposits in foreign currencies		13,886,444		13,667,783

		185,371,009		169,910,270

Time deposits
Time deposits in Korean won		218,113,808		221,342,787
Fair value adjustments of fair value hedged time deposits in Korean won		12,420		6,258

		218,126,228		221,349,045

Time deposits in foreign currencies		26,207,462		28,299,460
Fair value adjustments of fair value hedged time deposits in foreign currencies		(1,693)		(7,593)

		26,205,769		28,291,867

		244,331,997		249,640,912

Certificates of deposits		10,981,355		9,805,371

Investment contract liabilities		8,027,632		6,331,344

	~~W~~	448,711,993	~~W~~	435,687,897

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

15. Borrowings

15.1 Details of borrowings as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
General borrowings	~~W~~	54,371,025	~~W~~	52,433,193
Bonds sold under repurchase agreements and others		11,845,794		12,803,106
Call money		2,573,199		2,840,713

	~~W~~	68,790,018	~~W~~	68,077,012

15.2 Details of general borrowings as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of September 30, 2025	September 30, 2025		December 31, 2024
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	1.00	~~W~~	7,152,396	~~W~~	4,618,026
	Borrowings from the government	SEMAS and others	0.00 ~ 3.50		2,471,270		2,409,409
	Borrowings from banks	Korea Development Bank and others	2.20 ~ 6.50		1,265,903		1,267,487
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.48 ~ 6.50		2,793,961		3,014,113
	Other borrowings	KOSME and others	0.00 ~ 7.50		23,266,083		22,294,928

					36,949,613		33,603,963

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—		8,884		15,155
	Borrowings from banks	CITICORP INTERNATIONAL LTD and others	0.00 ~ 10.50		14,156,100		15,914,710
	Borrowings from other financial institutions	The Export-Import Bank of Korea	4.75 ~ 4.93		5,749		6,027
	Other borrowings	THE BANK OF NEW YORK MELLON, HONG KONG and others	0.00 ~ 9.40		3,250,679		2,893,338

					17,421,412		18,829,230

				~~W~~	54,371,025	~~W~~	52,433,193

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

16. Debentures

16.1 Details of debentures as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	Interest rate (%) as of September 30, 2025	September 30, 2025		December 31, 2024
Debentures in Korean won
Structured debentures	3.45 ~ 5.86	~~W~~	90,440	~~W~~	20,560
Subordinated fixed rate debentures	2.02 ~ 4.90		5,045,150		4,445,150
Fixed rate debentures	1.33 ~ 7.20		54,890,519		54,370,733
Floating rate debentures	2.56 ~ 5.20		1,849,500		1,250,000

			61,875,609		60,086,443
Fair value adjustments of fair value hedged debentures in Korean won			(90,973)		(108,207)
Less: Discount on debentures in Korean won			(94,523)		(57,075)

			61,690,113		59,921,161

Debentures in foreign currencies
Floating rate debentures	1.96 ~ 5.46		3,286,897		3,122,201
Fixed rate debentures	0.05 ~ 9.06		12,272,096		13,229,773

			15,558,993		16,351,974
Fair value adjustments of fair value hedged debentures in foreign currencies			(23,760)		(63,717)
Less: Discount on debentures in foreign currencies			(39,821)		(38,161)

			15,495,412		16,250,096

		~~W~~	77,185,525	~~W~~	76,171,257

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

17. Provisions

17.1 Details of provisions as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Provisions for credit losses of unused loan commitments	~~W~~	271,862	~~W~~	297,855
Provisions for credit losses of acceptances and guarantees		50,435		56,097
Provisions for credit losses of financial guarantee contracts		4,811		7,378
Provisions for restoration costs		179,536		180,590
Others		355,381		385,712

	~~W~~	862,025	~~W~~	927,632

17.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	216,995	~~W~~	78,975	~~W~~	1,885	~~W~~	39,465	~~W~~	2,487	~~W~~	14,145
Transfer between stages:
Transfer to 12-month expected credit losses		24,916		(24,808)		(108)		116		(116)		—
Transfer to lifetime expected credit losses		(16,553)		18,388		(1,835)		(826)		862		(36)
Impairment		(1,496)		(3,177)		4,673		(48)		(165)		213
Provision (reversal) for credit losses		(29,027)		6,737		(2,448)		(4,872)		3,541		(3,387)
Others (exchange differences, etc.)		(1,155)		(84)		(16)		(769)		(38)		(137)

Ending	~~W~~	193,680	~~W~~	76,031	~~W~~	2,151	~~W~~	33,066	~~W~~	6,571	~~W~~	10,798

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

17.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)
	2024
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	232,674	~~W~~	136,318	~~W~~	10,674	~~W~~	30,849	~~W~~	148,197	~~W~~	4,408
Transfer between stages:
Transfer to 12-month expected credit losses		42,064		(39,440)		(2,624)		826		(826)		—
Transfer to lifetime expected credit losses		(16,985)		17,215		(230)		(459)		459		—
Impairment		(1,004)		(2,967)		3,971		(52)		(81)		133
Provision (reversal) for credit losses		(38,792)		17,315		(2,508)		1,021		(9,291)		10,004
Others (exchange differences, etc.)		(3,517)		615		—		363		1,851		48

Ending	~~W~~	214,440	~~W~~	129,056	~~W~~	9,283	~~W~~	32,548	~~W~~	140,309	~~W~~	14,593

17.3 Changes in provisions for credit losses of financial guarantee contracts for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	7,378	~~W~~	6,500
Provision (reversal)		(937)		718
Others		(1,630)		—

Ending	~~W~~	4,811	~~W~~	7,218

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

17.4 Changes in provisions for restoration costs for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	180,590	~~W~~	155,214
Provision		7,279		5,997
Reversal		(1,628)		(842)
Used		(10,417)		(3,487)
Unwinding of discount		3,780		3,921
Effect of changes in discount rate		(68)		33

Ending	~~W~~	179,536	~~W~~	160,836

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

17.5 Changes in other provisions for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Membership rewards program		Dormant accounts		Litigations		Others 1 2 3		Total
Beginning 1 2 3	~~W~~	73	~~W~~	3,153	~~W~~	156,214	~~W~~	226,272	~~W~~	385,712
Increase		77		10,707		14,445		103,307		128,536
Decrease		(59)		(9,085)		(53,192)		(95,552)		(157,888)
Others		—		—		(977)		(2)		(979)

Ending 1 2 3	~~W~~	91	~~W~~	4,775	~~W~~	116,490	~~W~~	234,025	~~W~~	355,381

(In millions of Korean won)	2024
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	47	~~W~~	3,359	~~W~~	185,667	~~W~~	530,511	~~W~~	719,584
Increase		57		1,881		13,605		783,335		798,878
Decrease		(38)		(2,303)		(54,916)		(978,193)		(1,035,450)
Others		—		—		1,101		1		1,102

Ending	~~W~~	66	~~W~~	2,937	~~W~~	145,457	~~W~~	335,654	~~W~~	484,114

[1]	Includes other provisions of ~~W~~ 9,337 million and ~~W~~ 17,064 million related to the Livelihood finance support program as of September 30, 2025 and December 31, 2024, respectively
[2]

Includes other provisions of ~~W~~ 33,170 million and ~~W~~ 55,182 million related to the voluntary compensation for the performance of the Hang Seng China Enterprise Index as of September 30, 2025 and December 31, 2024, respectively.

[3]

Includes other provisions of 97,120 million and 33,776 million related to completion-guaranteed land trust projects of KB Real Estate Trust Co., Ltd. as of September 30, 2025 and December 31, 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

18. Net Defined Benefit Liabilities (assets)

18.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

18.2 Details of net defined benefit liabilities (assets) as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Present value of defined benefit obligation	~~W~~	2,524,188	~~W~~	2,537,534
Fair value of plan assets		(2,719,294)		(2,695,847)

Net defined benefit liabilities *	~~W~~	(195,106)	~~W~~	(158,313)

*

As of September 30, 2025, the net defined benefit asset of ~~W~~ 195,106 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 89,425 million from the net defined benefit asset of ~~W~~ 284,531 million. Similarly, as of December 31, 2024, the net defined benefit asset of ~~W~~ 158,313 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 100,187 million from the net defined benefit asset of ~~W~~ 258,500 million.

18.3 Details of post-employment benefits recognized in profit or loss for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Current service cost	~~W~~	169,738	~~W~~	162,524
Past service cost		187		—
Net interest expense on net defined benefit liabilities		(5,386)		(10,181)
Losses from retirement benefit settlement		(104)		—

Post-employment benefits *	~~W~~	164,435	~~W~~	152,343

*

Includes post-employment benefits amounting to ~~W~~ 18,746 million recognized as insurance service expenses, ~~W~~ 2,740 million recognized as other operating expenses and ~~W~~ 59 million recognized as advanced payments for the nine-month period ended September 30, 2025 and ~~W~~ 15,286 million recognized as insurance service expenses, ~~W~~ 2,470 million recognized as other operating expenses and ~~W~~ 34 million recognized as advanced payments for the nine-month period ended September 30, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

19. Equity

19.1 Share Capital

19.1.1 Details of share capital as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won and in number of shares)	September 30, 2025		December 31, 2024
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		381,462,103		393,528,423
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

19.1.2 Changes in outstanding shares for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In number of shares)	2025	2024
Beginning	373,600,719	378,663,825
Increase	—	5,000,000
Decrease	(11,448,744)	(6,448,135)

Ending	362,151,975	377,215,690

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

19.2 Hybrid Securities

Details of hybrid securities classified as equity as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of September 30, 2025	September 30, 2025		December 31, 2024
Series 1-2	May 2, 2019	Perpetual bond	3.44	~~W~~	49,896	~~W~~	49,896
Series 2-1 *	May 8, 2020	Perpetual bond	3.30		—		324,099
Series 2-2	May 8, 2020	Perpetual bond	3.43		74,812		74,812
Series 3-1 *	Jul. 14, 2020	Perpetual bond	3.17		—		369,099
Series 3-2	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
Series 4-1	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
Series 4-2	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
Series 5-1	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
Series 5-2	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
Series 5-3	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
Series 6-1	May 28, 2021	Perpetual bond	3.20		165,563		165,563
Series 6-2	May 28, 2021	Perpetual bond	3.60		109,708		109,708
Series 7-1	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
Series 7-2	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
Series 8-1	Feb. 16, 2022	Perpetual bond	4.00		442,970		442,970
Series 8-2	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
Series 9-1	May 12, 2022	Perpetual bond	4.68		478,829		478,829
Series 9-2	May 12, 2022	Perpetual bond	4.97		19,906		19,906
Series 10-1	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
Series 10-2	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
Series 10-3	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
Series 11-1	Feb. 3, 2023	Perpetual bond	4.90		548,681		548,681
Series 11-2	Feb. 3, 2023	Perpetual bond	5.03		49,871		49,871
Series 12	Feb. 28, 2024	Perpetual bond	4.39		399,060		399,084
Series 13	Jan. 22, 2025	Perpetual bond	4.00		404,028		—

				~~W~~	4,793,384	~~W~~	5,082,578

*

As a result of exercising the call options for the Parent Company’s write-down contingent convertible bonds, the 2-1st and 3-1st series (~~W~~ 325,000 million and ~~W~~ 370,000 million, respectively) were fully redeemed before maturity on May 8 and July 14, 2025.

The above hybrid securities are early redeemable by the Group after 5, 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 1,065,613 million issued by Kookmin Bank, hybrid securities of ~~W~~ 232,672 million issued by KB Securities Co., Ltd., hybrid securities of ~~W~~ 49,800 million issued by KB Life Insurance Co., Ltd., hybrid securities of ~~W~~ 249,150 million issued by KB Kookmin Card Co., Ltd. and hybrid securities of ~~W~~ 19,993 million issued by KB Real Estate Trust. Co., Ltd. are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

19.3 Capital Surplus

Details of capital surplus as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(477,358)		(477,358)
Other capital surplus		3,910,328		3,933,818

	~~W~~	16,623,244	~~W~~	16,646,734

19.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Remeasurements of net defined benefit liabilities	~~W~~	(226,839)	~~W~~	(247,241)
Currency translation differences		621,777		809,089
Losses on financial instruments at fair value through other comprehensive income		(1,485,368)		(1,518,990)
Share of other comprehensive loss of associates and joint ventures		384		(3,153)
Gains on cash flow hedging instruments		44,617		108,318
Losses on hedging instruments of net investments in foreign operations		(243,151)		(316,109)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(26,630)		(17,314)
Insurance finance income		864,612		1,682,322

	~~W~~	(450,598)	~~W~~	496,922

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

19.5 Retained Earnings

19.5.1 Details of retained earnings as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Legal reserves [1]	~~W~~	1,436,869	~~W~~	1,219,810
Voluntary reserves		982,000		982,000
Unappropriated retained earnings [2]		35,573,222		32,606,410

	~~W~~	37,992,091	~~W~~	34,808,220

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

[2]	The regulatory reserve for credit losses the Group appropriated in retained earnings is ~~W~~ 4,298,625 million and ~~W~~ 4,370,051 million as of September 30, 2025 and December 31, 2024, respectively.

19.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

19.5.2.1 Details of regulatory reserve for credit losses as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,298,625	~~W~~	4,370,051
Non-controlling interests		142,547		169,603

	~~W~~	4,441,172	~~W~~	4,539,654

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

19.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won, except for per share amounts)	2025				2024
	Three months		Nine months		Three months		Nine months
Provision (reversal) of regulatory reserve for credit losses	~~W~~	136,129	~~W~~	(71,426)	~~W~~	(20,887)	~~W~~	(161,366)
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		1,498,908		5,038,838		1,590,971		4,405,350
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		4,124		13,725		4,199		11,590
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		4,087		13,596		4,159		11,451

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

19.6 Treasury Shares

Changes in treasury shares for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won and in number of shares)	2025
	Beginning		Acquisition		Disposal		Retirement		Ending
Number of treasury shares		19,927,704		11,448,744		—		(12,066,320)		19,310,128

Carrying amount	~~W~~	1,236,060	~~W~~	1,044,851	~~W~~	—	~~W~~	(814,522)	~~W~~	1,466,389

	2024
	Beginning		Acquisition		Disposal		Retirement		Ending
Number of treasury shares *		24,847,247		6,448,135		(5,000,000)		(9,982,649)		16,312,733

Carrying amount	~~W~~	1,165,837	~~W~~	490,679	~~W~~	(234,600)	~~W~~	(515,177)	~~W~~	906,739

*	5 million treasury shares deposited at the Korea Securities Depository for the exchange of exchangeable bonds were disposed on February 14, 2024, due to the exercise of exchange right.

On May 15, 2025, the Parent Company retired 4,575,874 shares (~~W~~400,000 million), 1,089,097 shares (~~W~~100,000 million) and 6,401,349 shares (~~W~~520,000 million) of treasury shares, which were acquired in accordance with the resolutions of the Board of Directors on July 23, 2024, October 24, 2024, and February 5, 2025, respectively.

In addition, the Parent Company plans to retire 3,047,395 shares (~~W~~300,000 million) of treasury shares on January 15, 2026, which were acquired in accordance with the resolution of the Board of Directors on April 24, 2025, and to acquire treasury shares amounting to ~~W~~660,000 million through a trust agreement by January 9, 2026, in accordance with the resolution of the Board of Directors on July 24, 2025, which will be retired after the termination of the trust agreement.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

20. Net Interest Income

Details of interest income, interest expense, and net interest income for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	645	~~W~~	1,908	~~W~~	696	~~W~~	2,253
Securities measured at fair value through profit or loss		346,816		1,032,715		354,977		1,078,139
Loans measured at fair value through profit or loss		12,414		40,459		6,810		18,679
Securities measured at fair value through other comprehensive income		689,196		2,081,530		688,913		1,989,166
Loans measured at fair value through other comprehensive income		18,356		53,161		14,056		39,926
Due from financial institutions measured at amortized cost		89,790		267,257		92,805		298,557
Securities measured at amortized cost		271,887		830,045		313,932		935,648
Loans measured at amortized cost		5,592,186		17,101,629		6,014,733		18,032,354
Insurance finance income		8,871		28,118		7,728		23,320
Others		164,808		497,721		143,025		444,521

		7,194,969		21,934,543		7,637,675		22,862,563

Interest expense
Deposits		2,184,535		6,942,763		2,614,728		7,809,463
Borrowings		521,149		1,647,020		654,345		1,939,012
Debentures		643,702		1,973,021		674,727		1,937,602
Insurance finance expense		373,473		1,128,827		368,035		1,117,328
Others		135,928		538,039		138,295		475,375

		3,858,787		12,229,670		4,450,130		13,278,780

Net interest income	~~W~~	3,336,182	~~W~~	9,704,873	~~W~~	3,187,545	~~W~~	9,583,783

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

21. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Three months		Nine months		Three months		Nine months
Fee and commission income
Banking activity fees	~~W~~	50,643	~~W~~	148,311	~~W~~	47,252	~~W~~	141,780
Lending activity fees		22,634		76,850		28,211		87,001
Credit card and debit card related fees		389,523		1,157,816		417,239		1,243,309
Agent activity fees		61,040		202,214		62,142		169,110
Trust and other fiduciary fees		93,043		231,845		74,429		219,367
Fund management related fees		39,101		141,283		35,600		100,728
Acceptances and guarantees fees		15,028		61,629		20,729		71,760
Foreign currency related fees		118,767		323,978		91,791		259,211
Securities agency fees		49,020		119,599		32,731		92,599
Other business account commission on consignment		6,174		24,378		6,820		28,197
Commissions received on securities business		192,551		521,188		145,423		467,492
Lease fees		263,758		807,983		279,145		844,515
Others		117,541		378,948		101,166		344,513

		1,418,823		4,196,022		1,342,678		4,069,582

Fee and commission expense
Trading activity related fees *		14,253		37,298		12,695		38,594
Lending activity fees		12,880		33,825		8,483		26,240
Credit card and debit card related fees		215,867		609,705		208,820		616,724
Outsourcing related fees		30,972		97,998		38,357		111,462
Foreign currency related fees		32,282		96,375		34,002		86,839
Others		126,172		368,440		97,617		337,291

		432,426		1,243,641		399,974		1,217,150

Net fee and commission income	~~W~~	986,397	~~W~~	2,952,381	~~W~~	942,704	~~W~~	2,852,432

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

22. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

22.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

	2025				2024
(In millions of Korean won)	Three months		Nine months		Three months		Nine months
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	862,591	~~W~~	3,151,911	~~W~~	1,005,843	~~W~~	2,809,517
Equity securities		624,701		1,598,851		48,126		595,686

		1,487,292		4,750,762		1,053,969		3,405,203

Derivatives held for trading:
Interest rate		319,852		2,753,432		1,331,045		4,021,795
Currency		(622,513)		8,068,348		(730,326)		8,988,357
Stock or stock index		808,095		2,019,105		807,460		1,916,448
Credit		16,438		54,761		14,908		48,286
Commodity		26,227		111,494		24,036		51,749
Others		(17,946)		50,516		37,162		61,798

		530,153		13,057,656		1,484,285		15,088,433

Financial liabilities at fair value through profit or loss		5,337		90,968		59,706		238,920
Other financial instruments		(537)		1,138		698		749

		2,022,245		17,900,524		2,598,658		18,733,305

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		245,538		1,066,308		156,553		951,088
Equity securities		65,563		310,712		285,929		574,373

		311,101		1,377,020		442,482		1,525,461

Derivatives held for trading:
Interest rate		171,296		2,661,509		1,737,886		4,194,193
Currency		(400,180)		7,636,346		(1,273,773)		9,048,486
Stock or stock index		1,074,427		2,581,909		558,935		1,689,160
Credit		16,354		52,855		13,617		46,190
Commodity		19,046		94,703		21,481		44,873
Others		15,578		40,290		(20,603)		65,622

		896,521		13,067,612		1,037,543		15,088,524

Financial liabilities at fair value through profit or loss		149,478		484,258		84,545		314,465
Other financial instruments		(278)		1,470		691		854

		1,356,822		14,930,360		1,565,261		16,929,304

Net gains on financial instruments at fair value through profit or loss	~~W~~	665,423	~~W~~	2,970,164	~~W~~	1,033,397	~~W~~	1,804,001

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

22.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Three months		Nine months		Three months		Nine months
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	7,862	~~W~~	103,136	~~W~~	38,517	~~W~~	233,821

		7,862		103,136		38,517		233,821

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		222,673		510,325		169,891		565,089

		222,673		510,325		169,891		565,089

Net losses on financial instruments designated at fair value through profit or loss	~~W~~	(214,811)	~~W~~	(407,189)	~~W~~	(131,374)	~~W~~	(331,268)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

23. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Three months		Nine months		Three months		Nine months
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	817	~~W~~	1,530	~~W~~	4,438	~~W~~	8,354
Gains on disposal of financial instruments at fair value through other comprehensive income		38,477		220,606		31,314		107,840

		39,294		222,136		35,752		116,194

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		44,193		145,974		19,310		119,384
Gains on disposal of securities measured at amortized cost		175		931		224		589

		44,368		146,905		19,534		119,973
Gains on hedge accounting		(21,941)		220,030		24,038		259,914
Gains on foreign exchange transactions		867,978		4,068,306		666,610		3,228,744
Dividend income		36,384		116,513		20,191		64,224
Others		212,799		615,957		173,983		496,067

		1,178,882		5,389,847		940,108		4,285,116

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		(774)		3		27		60
Losses on disposal of financial instruments at fair value through other comprehensive income		13,410		71,761		102,876		150,194

		12,636		71,764		102,903		150,254

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		149,856		344,649		31,456		61,493
Losses on disposal of securities measured at amortized cost		4		4		—		—

		149,860		344,653		31,456		61,493

Losses on hedge accounting		(15,069)		303,570		61,814		270,929
Losses on foreign exchanges transactions		649,850		4,328,107		874,126		2,982,707
Deposit insurance fee		155,141		463,336		147,862		439,663
Credit guarantee fund fee		104,830		306,185		95,226		267,009
Depreciation expenses of operating lease assets		163,984		497,302		175,350		530,259
Others		422,663		1,331,611		345,090		1,167,089

		1,643,895		7,646,528		1,833,827		5,869,403

Net other operating expenses	~~W~~	(465,013)	~~W~~	(2,256,681)	~~W~~	(893,719)	~~W~~	(1,584,287)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

24. General and Administrative Expenses

24.1 Details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Three months		Nine months		Three months		Nine months
Expenses related to employee
Employee benefits - salaries	~~W~~	698,241	~~W~~	2,105,037	~~W~~	696,636	~~W~~	2,011,917
Employee benefits - others		208,327		632,492		211,174		642,157
Post-employment benefits - defined benefit plans		48,089		142,890		43,837		134,553
Post-employment benefits - defined contribution plans		8,486		26,723		5,987		23,103
Termination benefits		999		3,862		432		3,162
Share-based payments		29,399		111,102		21,699		113,370

		993,541		3,022,106		979,765		2,928,262

Depreciation and amortization		228,045		675,175		232,219		675,950

Other general and administrative expenses
Rental expense		23,414		71,683		23,079		66,640
Tax and dues		84,967		276,881		76,424		245,621
Communication		8,759		28,107		10,906		33,640
Electricity and utilities		13,112		36,476		14,113		37,270
Publication		1,703		4,583		1,826		5,359
Repairs and maintenance		15,191		34,240		10,453		30,534
Vehicle		5,057		14,326		4,729		13,454
Travel		3,653		11,002		3,747		12,483
Training		9,973		29,568		10,926		28,962
Service fees		57,569		167,983		63,280		174,123
Electronic data processing expenses		86,457		280,614		88,451		263,043
Advertising		59,995		154,873		59,430		152,029
Others		61,027		200,107		71,451		205,556

		430,877		1,310,443		438,815		1,268,714

	~~W~~	1,652,463	~~W~~	5,007,724	~~W~~	1,650,799	~~W~~	4,872,926

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.2 Share-based Payments

24.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

24.2.1.1 Details of stock grants linked to long-term performance as of September 30, 2025, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 39	Jan. 1, 2024	47,839	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 40	Feb. 1, 2024	511	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 41	Apr. 6, 2024	6,450	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 43	Jan. 1, 2025	37,073	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 44	Apr. 7, 2025	5,540	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Deferred grant in 2015		1,063	Satisfied
Deferred grant in 2020		40	Satisfied
Deferred grant in 2022		13,239	Satisfied
Deferred grant in 2023		59,942	Satisfied
Deferred grant in 2024		25,541	Satisfied

		252,785

Kookmin Bank
Series 96	Jan. 1, 2024	220,113	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 97	Feb. 1, 2024	2,045	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 98	Apr. 22, 2024	2,959	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 99	Jul. 05, 2024	4,926	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 101	Aug. 24, 2024	4,453	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 102	Jan. 1, 2025	179,315	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 103	Jan. 9, 2025	4,589	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.2.1.1 Details of stock grants linked to long-term performance as of September 30, 2025, are as follows: (cont’d)

(In number of shares)	Number of granted shares [1]	Vesting conditions [2]
Deferred grant in 2022	29,628	Satisfied
Deferred grant in 2023	93,891	Satisfied
Deferred grant in 2024	118,288	Satisfied

	660,207

Other subsidiaries
Stock granted in 2012	160	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2013	219
Stock granted in 2014	1,028
Stock granted in 2015	1,155
Stock granted in 2017	3,955
Stock granted in 2018	11,044
Stock granted in 2019	13,255
Stock granted in 2020	25,783
Stock granted in 2021	18,692
Stock granted in 2022	79,498
Stock granted in 2023	119,878
Stock granted in 2024	453,356
Stock granted in 2025	253,600

	981,623

	1,894,615

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of September 30, 2025 (Deferred grants are residual shares vested as of September 30, 2025).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract.

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return On Investment), Non-bank segment profit
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.2.1.2 Details of stock grants linked to short-term performance as of September 30, 2025, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	541	Satisfied
Stock granted in 2016	1,558	Satisfied
Stock granted in 2020	78	Satisfied
Stock granted in 2022	14,653	Satisfied
Stock granted in 2023	27,960	Satisfied
Stock granted in 2024	23,462	Satisfied
Stock granted in 2025	12,671	Proportional to service period
Kookmin Bank
Stock granted in 2022	55,061	Satisfied
Stock granted in 2023	118,700	Satisfied
Stock granted in 2024	97,412	Satisfied
Stock granted in 2025	47,143	Proportional to service period
Other subsidiaries
Stock granted in 2015	1,289	Satisfied
Stock granted in 2016	7,290	Satisfied
Stock granted in 2017	20,121	Satisfied
Stock granted in 2018	51,583	Satisfied
Stock granted in 2019	41,130	Satisfied
Stock granted in 2020	48,423	Satisfied
Stock granted in 2021	81,625	Satisfied
Stock granted in 2022	202,086	Satisfied
Stock granted in 2023	409,430	Satisfied
Stock granted in 2024	421,073	Satisfied
Stock granted in 2025	74,653	Proportional to service period

	1,757,942

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

24.2.1.3 The accrued expenses for share-based payments related to stock grants are ~~W~~ 346,754 million and ~~W~~ 295,867 million as of September 30, 2025 and December 31, 2024, respectively, and the compensation costs amounting to ~~W~~ 133,586 million and ~~W~~ 131,214 million were recognized for the nine-month periods ended September 30, 2025 and 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.2.2 Mileage stock

24.2.2.1 Details of mileage stock as of September 30, 2025, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares [1]

Stock granted in 2020
	Oct. 29, 2020	160	0.00~0.08	80
	Nov. 6, 2020	45	0.00~0.10	26
	Nov. 30, 2020	35	0.00~0.16	24
	Dec. 2, 2020	57	0.00~0.17	20
	Dec. 4, 2020	49	0.00~0.18	5
	Dec. 30, 2020	88	0.00~0.25	25
Stock granted in 2021
	Jan. 15, 2021	28,156	0.00~0.29	8,744
	Apr. 5, 2021	89	0.00~0.51	53
	Jul. 1, 2021	54	0.00~0.75	18
	Jul. 2, 2021	11	0.00~0.75	11
	Jul. 27, 2021	70	0.00~0.82	25
	Nov. 1, 2021	71	0.00~1.08	53
	Nov. 16, 2021	53	0.00~1.13	3
	Dec. 3, 2021	91	0.00~1.17	39
	Dec. 6, 2021	87	0.00~1.18	25
	Dec. 30, 2021	76	0.00~1.25	38
Stock granted in 2022
	Jan. 14, 2022	20,909	0.00~1.29	9,273
	Apr. 4, 2022	65	0.00~1.51	33
	Apr. 19, 2022	33	0.00~1.55	20
	Aug. 03, 2022	62	0.00~1.84	6
	Aug. 09, 2022	80	0.00~1.85	17
	Oct. 19, 2022	55	0.00~2.05	5
	Nov. 1, 2022	177	0.00~2.08	73
	Dec. 1, 2022	49	0.00~2.17	48
	Dec. 6, 2022	88	0.00~2.18	8
	Dec. 12, 2022	114	0.00~2.20	48
	Dec. 15, 2022	42	0.00~2.21	24
	Dec. 30, 2022	114	0.00~2.25	25

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.2.2.1 Details of mileage stock as of September 30, 2025, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares[1]

Stock granted in 2023
	Jan. 9, 2023	23,071	0.00~2.27	8,375
	Jan. 14, 2023	742	0.00~2.29	313
	Mar. 27, 2023	58	0.00~2.48	42
	Mar. 31, 2023	97	0.00~2.50	39
	May 4, 2023	105	0.00~2.59	50
	Jul. 3, 2023	63	0.00~2.75	21
	Jul. 26, 2023	38	0.00~2.82	25
	Jul. 31, 2023	220	0.00~2.83	68
	Oct. 20, 2023	80	0.00~3.05	49
	Nov. 1, 2023	78	0.00~3.08	39
	Dec. 1, 2023	49	0.00~3.17	36
	Dec. 13, 2023	115	0.00~3.20	29
	Dec. 14, 2023	57	0.00~3.20	50
	Dec. 27, 2023	19	0.00~3.24	19
	Dec. 28, 2023	162	0.00~3.24	71
	Dec. 29, 2023	95	0.00~3.24	76
Stock granted in 2024
	Jan. 13, 2024	17,523	0.00~3.28	11,154
	Jan. 31, 2024	297	0.00~3.33	215
	Apr. 01, 2024	89	0.00~3.50	58
	Jul. 01, 2024	38	0.00~3.75	38
	Aug. 01, 2024	141	0.00~3.84	103
	Sep. 02, 2024	14	0.00~3.92	8
	Nov. 1, 2024	55	0.00~4.09	55
	Dec. 4, 2024	26	0.00~4.18	26
	Dec. 19, 2024	88	0.00~4.22	88
	Dec. 30, 2024	73	0.00~4.25	72
Stock granted in 2025
	Jan. 11, 2025	11,977	0.00~4.28	11,364
	Feb. 6, 2025	162	0.00~4.35	162
	Apr. 1, 2025	38	0.00~4.50	38
	May 9, 2025	13	0.00~4.61	13
	Jul. 1, 2025	18	0.00~4.75	18

		106,581		51,483

[1]	Vested immediately at the grant date and assessed based on the stock price as of September 30, 2025
[2]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

24.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 5,946 million and ~~W~~ 5,067 million as of September 30, 2025 and December 31, 2024, respectively. The compensation costs amounting to ~~W~~ 2,793 million and ~~W~~ 2,993 million were recognized as expenses for the nine-month periods ended September 30, 2025 and 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

25. Income Tax Expense

25.1 Details of income tax expense for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Income tax payable
Current income tax expense	~~W~~	1,633,376	~~W~~	1,151,437
Adjustments of income tax of prior years recognized in current tax		(81,474)		(7,698)

		1,551,902		1,143,739

Changes in deferred income tax assets and liabilities		(6,123)		(103,740)

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		(7,525)		(5,884)
Currency translation differences		18,728		(6,587)
Net gains or losses on financial assets at fair value through other comprehensive income		(27,240)		(371,561)
Share of other comprehensive income or loss of associates and joint ventures		(1,928)		(130)
Gains or losses on cash flow hedging instruments		22,845		(1,939)
Gains or losses on hedging instruments of net investments in foreign operations		(26,170)		6,157
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		3,336		2,984
Insurance finance income		293,309		1,013,492

		275,355		636,532

Others		(11,884)		14,009

Income tax expense	~~W~~	1,809,250	~~W~~	1,690,540

26. Dividends

The annual dividends to the shareholders of the Parent company for the year ended December 31, 2024 amounting to ~~W~~ 298,285 million (~~W~~ 804 per share) were declared at the annual general shareholders’ meeting on March 26, 2025 and was paid on April 15, 2025.

In addition, the Board of Directors resolved on April 24, 2025 to declare a quarterly dividend of ~~W~~ 334,339 million (~~W~~ 912 per share) to shareholders of record as of May 12, 2025, which was paid on May 22, 2025. On July 24, 2025, the Board of Directors also resolved to declare a quarterly dividend of ~~W~~ 334,651 million (~~W~~ 920 per share) to shareholders of record as of August 11, 2025, which was paid on August 22, 2025.

Meanwhile, the annual dividends to the shareholders of the Company for the year ended December 31, 2023 and quarterly dividend paid in 2024 were ~~W~~ 587,006 million (~~W~~ 1,530 per share) and ~~W~~ 899,972 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

27. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(247,241)	~~W~~	27,927	~~W~~	—	~~W~~	—	~~W~~	(7,525)	~~W~~	(226,839)
Currency translation differences		809,089		(206,040)		—		—		18,728		621,777
Gains (losses) on financial instruments at fair value through other comprehensive income		(1,518,990)		114,010		(58,853)		5,705		(27,240)		(1,485,368)
Share of other comprehensive loss of associates and joint ventures		(3,153)		6,249		(784)		—		(1,928)		384
Gains (losses) on cash flow hedging instruments		108,318		(271,378)		184,832		—		22,845		44,617
Gains (losses) on hedging instruments of net investments in foreign operations		(316,109)		99,128		—		—		(26,170)		(243,151)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(17,314)		(12,652)		—		—		3,336		(26,630)
Finance gains or losses on insurance contract assets (liabilities)		1,682,322		(1,111,019)		—		—		293,309		864,612

	~~W~~	496,922	~~W~~	(1,353,775)	~~W~~	125,195	~~W~~	5,705	~~W~~	275,355	~~W~~	(450,598)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

27. Accumulated Other Comprehensive Income (Loss) (cont’d)

Changes in accumulated other comprehensive income (loss) for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(161,295)	~~W~~	22,589	~~W~~	—	~~W~~	—	~~W~~	(5,884)	~~W~~	(144,590)
Currency translation differences		261,752		132,613		—		—		(6,587)		387,778
Gains (losses) on financial instruments at fair value through other comprehensive income		(2,735,499)		1,370,777		56,501		3,797		(371,561)		(1,675,985)
Share of other comprehensive loss of associates and joint ventures		(3,318)		407		(1)		—		(130)		(3,042)
Gains (losses) on cash flow hedging instruments		73,555		34,923		(27,580)		—		(1,940)		78,958
Gains (losses) on hedging instruments of net investments in foreign operations		(129,401)		(23,323)		—		—		6,157		(146,567)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,800)		(11,302)		—		—		2,984		(20,118)
Finance gains or losses on insurance contract assets (liabilities)		4,858,650		(3,838,988)		—		—		1,013,493		2,033,155

	~~W~~	2,152,644	~~W~~	(2,312,304)	~~W~~	28,920	~~W~~	3,797	~~W~~	636,532	~~W~~	509,589

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

28. Earnings per Share

28.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

28.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2025		2024
	Three months	Nine months	Three months	Nine months
Number of issued ordinary shares	381,462,103	381,462,103	393,528,423	393,528,423
Number of treasury shares *	(19,310,128)	(19,310,128)	(16,312,733)	(16,312,733)

Weighted average number of ordinary shares outstanding	363,482,627	367,125,407	378,880,364	380,100,693

*	The effective dates of treasury shares that were deducted through retirement for the nine-month periods ended September 30, 2025 and 2024, are May 15, 2025 and August 14, 2024.

28.1.2 Basic earnings per share

(In Korean won except for number of shares)	2025
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,686,040,148,505	~~W~~	5,121,733,114,398
Deduction: Dividends on hybrid securities		(51,002,825,000)		(154,320,975,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,635,037,323,505		4,967,412,139,398
Weighted average number of ordinary shares outstanding (B)		363,482,627		367,125,407

Basic earnings per share (A/B)	~~W~~	4,498	~~W~~	13,531

(In Korean won except for number of shares)	2024
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,619,717,495,178	~~W~~	4,394,148,966,097
Deduction: Dividends on hybrid securities		(49,634,075,000)		(150,164,725,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,570,083,420,178		4,243,984,241,097
Weighted average number of ordinary shares outstanding (B)		378,880,364		380,100,693

Basic earnings per share (A/B)	~~W~~	4,144	~~W~~	11,165

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

28.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price during the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

28.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2025
	Three months		Nine months
Profit attributable to shareholders of the Parent Company *	~~W~~	1,635,037,323,505	~~W~~	4,967,412,139,398
Adjustments: Interest expense on exchangeable bonds		—		—

Adjusted profit for diluted earnings per share	~~W~~	1,635,037,323,505	~~W~~	4,967,412,139,398

(In Korean won)	2024
	Three months		Nine months
Profit attributable to shareholders of the Parent Company *	~~W~~	1,570,083,420,178	~~W~~	4,243,984,241,097
Adjustments: Interest expense on exchangeable bonds		—		306,631,690

Adjusted profit for diluted earnings per share	~~W~~	1,570,083,420,178	~~W~~	4,244,290,872,787

*	The amount is after deducting dividends on hybrid securities.

28.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2025		2024
	Three months	Nine months	Three months	Nine months
Weighted average number of ordinary shares outstanding	363,482,627	367,125,407	378,880,364	380,100,693
Adjustment:
Stock grants	3,282,194	3,487,746	3,633,208	3,848,545
Exchangeable bonds	—	—	—	802,920

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	366,764,821	370,613,153	382,513,572	384,752,158

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

28.2.3 Diluted earnings per share

(In Korean won except for number of shares)	2025				2024
	Three months		Nine months		Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	1,635,037,323,505	~~W~~	4,967,412,139,398	~~W~~	1,570,083,420,178	~~W~~	4,244,290,872,787
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		366,764,821		370,613,153		382,513,572		384,752,158

Diluted earnings per share	~~W~~	4,458	~~W~~	13,403	~~W~~	4,105	~~W~~	11,031

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

29. Insurance Contracts

29.1 Insurance Contracts Assets and Liabilities

29.1.1 Details of insurance contract assets and insurance contract liabilities as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)
	September 30, 2025
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	328,198	~~W~~	33,935	~~W~~	—	~~W~~	—
Insurance contract liabilities		15,730,314		617,779		7,912,180		7,088,561		—		23,818,951		1,544,577		2,161,253		140,459

Net insurance contract liabilities	~~W~~	15,730,314	~~W~~	617,779	~~W~~	7,912,180	~~W~~	7,088,561	~~W~~	—	~~W~~	23,490,753	~~W~~	1,510,642	~~W~~	2,161,253	~~W~~	140,459

Reinsurance contract assets	~~W~~	422	~~W~~	503	~~W~~	—	~~W~~	—	~~W~~	5,980	~~W~~	502,878	~~W~~	975,053	~~W~~	6,555	~~W~~	112,912
Reinsurance contract liabilities		20,983		16,188		—		—		—		41		35,283		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(20,561)	~~W~~	(15,685)	~~W~~	—	~~W~~	—	~~W~~	5,980	~~W~~	502,837	~~W~~	939,770	~~W~~	6,555	~~W~~	112,912

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.1.1 Details of insurance contract assets and insurance contract liabilities as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)
	December 31, 2024
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	265,762	~~W~~	10,429	~~W~~	—	~~W~~	—
Insurance contract liabilities		14,687,315		579,725		7,431,564		6,644,117		—		22,838,534		1,327,191		2,145,366		209,889

Net insurance contract liabilities	~~W~~	14,687,315	~~W~~	579,725	~~W~~	7,431,564	~~W~~	6,644,117	~~W~~	—	~~W~~	22,572,772	~~W~~	1,316,762	~~W~~	2,145,366	~~W~~	209,889

Reinsurance contract assets	~~W~~	81	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,442	~~W~~	492,051	~~W~~	831,272	~~W~~	6,953	~~W~~	164,348
Reinsurance contract liabilities		18,022		16,265		—		—		—		122		21,857		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(17,941)	~~W~~	(16,265)	~~W~~	—	~~W~~	—	~~W~~	2,442	~~W~~	491,929	~~W~~	809,415	~~W~~	6,953	~~W~~	164,348

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	197,040	~~W~~	27,241	~~W~~	41,362	~~W~~	64,849	~~W~~	—	~~W~~	3,718,899	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	4,049,391
Changes in risk adjustment due to release of risk		13,041		2,151		6,659		4,621		—		152,793		—		—		—		179,265
Changes in contractual service margin recognized in profit or loss for the services provided		199,998		13,413		46,211		74,765		—		641,231		—		—		—		975,618
Recovery of insurance acquisition cash flows		24,541		3,295		24,883		8,558		—		199,613		—		—		—		260,890
Other insurance revenues		(353)		(284)		(218)		(439)		—		—		—		—		—		(1,294)

	~~W~~	434,267	~~W~~	45,816	~~W~~	118,897	~~W~~	152,354	~~W~~	—	~~W~~	4,712,536	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,463,870

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		1,054,810		2,113,235		44,797		3,212,842

Total insurance revenue	~~W~~	434,267	~~W~~	45,816	~~W~~	118,897	~~W~~	152,354	~~W~~	—	~~W~~	4,712,536	~~W~~	1,054,810	~~W~~	2,113,235	~~W~~	44,797	~~W~~	8,676,712

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(158,448)	~~W~~	(34,588)	~~W~~	(36,103)	~~W~~	(63,086)	~~W~~	—	~~W~~	(3,868,272)	~~W~~	(763,725)	~~W~~	(1,925,985)	~~W~~	(11,374)	~~W~~	(6,861,581)
Amortization of insurance acquisition cash flows		(24,541)		(3,295)		(24,883)		(8,558)		—		(229,984)		(119,299)		(234,717)		(2,152)		(647,429)
Changes in fulfilment cash flows relating to incurred claims		444		(1,469)		(465)		(1,225)		—		110,768		(75,423)		16,045		—		48,675
Losses on onerous contracts and reversals		(3,640)		(2,781)		(17,969)		12,985		—		(5,478)		(1,021)		—		—		(17,904)
Other insurance service expenses		(4)		1,580		10,274		(2,523)		—		—		—		—		—		9,327

Insurance service expenses for insurance contracts not applying the premium allocation approach		(186,189)		(40,553)		(69,146)		(62,407)		—		(3,992,966)		—		—		—		(4,351,261)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(959,468)		(2,144,657)		(13,526)		(3,117,651)

Total insurance service expenses	~~W~~	(186,189)	~~W~~	(40,553)	~~W~~	(69,146)	~~W~~	(62,407)	~~W~~	—	~~W~~	(3,992,966)	~~W~~	(959,468)	~~W~~	(2,144,657)	~~W~~	(13,526)	~~W~~	(7,468,912)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		843		1,640		—		—		2,295		151,696		346,362		918		24,647		528,401
Changes in fulfilment cash flows relating to incurred claims		2,648		320		—		—		(248)		(1,005)		82,514		1,194		—		85,423
Recognition and reversal of loss-recovery component		67		126		—		—		94		(3,222)		154		—		—		(2,781)

Reinsurance income for reinsurance contracts not applying the premium allocation approach		3,558		2,086		—		—		2,141		145,973		—		—		—		153,758
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		1,496		429,030		2,112		24,647		457,285

Total reinsurance income	~~W~~	3,558	~~W~~	2,086	~~W~~	—	~~W~~	—	~~W~~	2,141	~~W~~	147,469	~~W~~	429,030	~~W~~	2,112	~~W~~	24,647	~~W~~	611,043

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(1,085)	~~W~~	(1,541)	~~W~~	—	~~W~~	—	~~W~~	(1,575)	~~W~~	(128,322)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(132,523)
Changes in risk adjustment due to release of risk		(152)		(121)		—		—		(124)		(6,423)		—		—		—		(6,820)
Changes in Contractual service margin recognized in profit or loss for the services received		(1,235)		(564)		—		—		(1,642)		(2,547)		—		—		—		(5,988)
Experience adjustments on reinsurance premiums for current and past service		(348)		1,073		—		—		292		(4,036)		—		—		—		(3,019)
Other reinsurance expenses		30		14		—		—		19		—		—		—		—		63

	~~W~~	(2,790)	~~W~~	(1,139)	~~W~~	—	~~W~~	—	~~W~~	(3,030)	~~W~~	(141,328)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(148,287)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,030)		(433,451)		(5,300)		(57,693)		(497,474)

Total reinsurance expense		(2,790)		(1,139)		—		—		(3,030)		(142,358)		(433,451)		(5,300)		(57,693)		(645,761)

Total insurance service result	~~W~~	248,846	~~W~~	6,210	~~W~~	49,751	~~W~~	89,947	~~W~~	(889)	~~W~~	724,681	~~W~~	90,921	~~W~~	(34,610)	~~W~~	(1,775)	~~W~~	1,173,082

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	198,378	~~W~~	26,315	~~W~~	31,412	~~W~~	68,792	~~W~~	—	~~W~~	3,395,550	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,720,447
Changes in risk adjustment due to release of risk		13,574		2,015		5,173		4,311		—		133,361		—		—		—		158,434
Changes in Contractual service margin recognized in profit or loss for the services provided		201,091		13,288		39,414		76,789		—		644,869		—		—		—		975,451
Recovery of insurance acquisition cash flows		21,675		2,543		13,410		8,073		—		158,237		—		—		—		203,938
Other insurance revenues		(2,413)		(418)		(458)		(407)		—		—		—		—		—		(3,696)

	~~W~~	432,305	~~W~~	43,743	~~W~~	88,951	~~W~~	157,558	~~W~~	—	~~W~~	4,332,017	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,054,574

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		1,017,106		2,109,818		41,224		3,168,148

Total insurance revenue	~~W~~	432,305	~~W~~	43,743	~~W~~	88,951	~~W~~	157,558	~~W~~	—	~~W~~	4,332,017	~~W~~	1,017,106	~~W~~	2,109,818	~~W~~	41,224	~~W~~	8,222,722

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(154,036)	~~W~~	(25,266)	~~W~~	(23,038)	~~W~~	(62,155)	~~W~~	—	~~W~~	(3,385,370)	~~W~~	(612,195)	~~W~~	(1,863,960)	~~W~~	2,878	~~W~~	(6,123,142)
Amortization of insurance acquisition cash flows		(21,675)		(2,543)		(13,410)		(8,073)		—		(164,919)		(108,171)		(241,033)		(2,361)		(562,185)
Changes in fulfilment cash flows relating to incurred claims		(8,249)		(366)		(2,146)		(1,881)		—		179,793		92,281		41,719		—		301,151
Losses on onerous contracts and reversals		(973)		4,291		(1,317)		616		—		(50,000)		(814)		—		—		(48,197)
Other insurance service expenses		(6)		(648)		(3,050)		(2,069)		—		—		—		—		—		(5,773)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(184,939)		(24,532)		(42,961)		(73,562)		—		(3,420,496)		—		—		—		(3,746,490)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(628,899)		(2,063,274)		517		(2,691,656)

Total insurance service expenses	~~W~~	(184,939)	~~W~~	(24,532)	~~W~~	(42,961)	~~W~~	(73,562)	~~W~~	—	~~W~~	(3,420,496)	~~W~~	(628,899)	~~W~~	(2,063,274)	~~W~~	517	~~W~~	(6,438,146)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		725		1,258		—		—		2,594		101,328		209,182		148		27,190		342,425
Changes in fulfilment cash flows relating to incurred claims		603		102		—		—		(575)		(21,095)		(60,702)		246		—		(81,421)
Recognition and reversal of loss-recovery component		176		(60)		—		—		(1,472)		7,971		264		—		—		6,879

Reinsurance income for reinsurance contracts not applying the premium allocation approach		1,504		1,300		—		—		547		88,408		—		—		—		91,759
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(204)		148,744		394		27,190		176,124

Total reinsurance income	~~W~~	1,504	~~W~~	1,300	~~W~~	—	~~W~~	—	~~W~~	547	~~W~~	88,204	~~W~~	148,744	~~W~~	394	~~W~~	27,190	~~W~~	267,883

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(905)	~~W~~	(1,415)	~~W~~	—	~~W~~	—	~~W~~	(844)	~~W~~	(139,950)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(143,114)
Changes in risk adjustment due to release of risk		(127)		(65)		—		—		(28)		(6,928)		—		—		—		(7,148)
Changes in contractual service margin recognized in profit or loss for the services received		(1,316)		72		—		—		(187)		1,481		—		—		—		50
Experience adjustments on reinsurance premiums for current and past service		—		—		—		—		—		14,373		—		—		—		14,373
Other reinsurance expenses		17		13		—		—		323		—		—		—		—		353

	~~W~~	(2,331)	~~W~~	(1,395)	~~W~~	—	~~W~~	—	~~W~~	(736)	~~W~~	(131,024)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(135,486)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,308)		(444,923)		(5,763)		(70,689)		(522,683)

Total reinsurance expense		(2,331)		(1,395)		—		—		(736)		(132,332)		(444,923)		(5,763)		(70,689)		(658,169)

Total insurance service result	~~W~~	246,539	~~W~~	19,116	~~W~~	45,990	~~W~~	83,996	~~W~~	(189)	~~W~~	867,393	~~W~~	92,028	~~W~~	41,175	~~W~~	(1,758)	~~W~~	1,394,290

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Life insurance				Non-life insurance										Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	10,601	~~W~~	65,772	~~W~~	433,716	~~W~~	462,000	~~W~~	108,228	~~W~~	5,099	~~W~~	(33,939)	~~W~~	1,051,477
Dividend income		357		19,111		14,477		10,665		13,620		4		20,034		78,268
Gain (loss) on valuation and disposal of securities		849		630,089		(15,066)		93,484		57,284		411		22,402		789,453
Gain (loss) on valuation and disposal of loans and other receivables		—		—		—		(10,570)		4,360		—		(2,331)		(8,541)
Gain (loss) related to derivatives		841		12,676		27,269		34,553		50,807		—		(5,947)		120,199
Gain (loss) related to investments in subsidiaries		—		—		(498)		(361)		—		—		—		(859)
Foreign exchange gain (loss)		(1,597)		(38,315)		(67,092)		(62,168)		(70,797)		138		5,012		(234,819)
Other investment income (loss)		(15,807)		24,022		70,591		(64,964)		238,832		(498)		(5,509)		246,667

		(4,756)		713,355		463,397		462,639		402,334		5,154		(278)		2,041,845

Investment income (expenses) recognized in other comprehensive income		2,602		—		56,736		(204,802)		25,392		1,011		36,604		(82,457)

Total investment income (expenses)		(2,154)		713,355		520,133		257,837		427,726		6,165		36,326		1,959,388

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	(572)	~~W~~	(567,834)	~~W~~	(526,028)	~~W~~	(23,701)	~~W~~	—	~~W~~	—	~~W~~	(1,118,135)
Effect of changes in discount rates and financial assumptions		—		—		272		—		—		—		—		272
Effect of exchange rate fluctuations		—		4,668		12,593		—		15,262		—		—		32,523
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(713,745)		—		—		—		—		—		(713,745)
Other insurance finance income (expenses)		—		—		—		(2,344)		(359)		328		—		(2,375)

		—		(709,649)		(554,969)		(528,372)		(8,798)		328		—		(1,801,460)

Insurance finance income (expenses) recognized in other comprehensive income		—		(40)		(391,791)		(723,247)		(6,361)		—		—		(1,121,439)

Total insurance finance income (expenses)	~~W~~	—	~~W~~	(709,689)	~~W~~	(946,760)	~~W~~	(1,251,619)	~~W~~	(15,159)	~~W~~	328	~~W~~	—	~~W~~	(2,922,899)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	—	~~W~~	(776)	~~W~~	12,277	~~W~~	5,925	~~W~~	—	~~W~~	—	~~W~~	17,426
Effect of changes in discount rates and financial assumptions		—		—		—		—		—		—		—		—
Effect of exchange rate fluctuations		—		—		19		—		(20,609)		—		—		(20,590)
Other reinsurance finance income (expenses)		—		—		(10)		3,210		7,800		198		—		11,198

		—		—		(767)		15,487		(6,884)		198		—		8,034

Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		4,488		(544)		6,476		—		—		10,420

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	—	~~W~~	3,721	~~W~~	14,943	~~W~~	(408)	~~W~~	198	~~W~~	—	~~W~~	18,454

Total	~~W~~	(2,154)	~~W~~	3,666	~~W~~	(422,906)	~~W~~	(978,839)	~~W~~	412,159	~~W~~	6,691	~~W~~	36,326	~~W~~	(945,057)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	10,575	~~W~~	60,828	~~W~~	399,141	~~W~~	429,829	~~W~~	98,807	~~W~~	4,389	~~W~~	(17,249)	~~W~~	986,320
Dividend income		—		18,431		9,299		8,418		12,076		7		2,396		50,627
Gain (loss) on valuation and disposal of securities		4,734		212,183		23,173		(17,129)		7,599		(232)		1,260		231,588
Gain (loss) on valuation and disposal of loans and other receivables		—		—		—		547		(862)		—		(435)		(750)
Gain (loss) related to derivatives		(2,080)		(13,543)		(60,220)		(68,471)		(63,493)		—		—		(207,807)
Gain (loss) related to investments in subsidiaries		—		—		(192)		(703)		—		—		—		(895)
Foreign exchange gain (loss)		1,085		19,905		45,091		51,707		38,375		(61)		—		156,102
Other investment income (loss)		(19,228)		26,002		69,597		(56,861)		219,745		(759)		13,803		252,299

		(4,914)		323,806		485,889		347,337		312,247		3,344		(225)		1,467,484

Investment income (expenses) recognized in other comprehensive income		7,802		—		715,493		638,349		56,512		1,006		55,364		1,474,526

Total investment income (expenses)		2,888		323,806		1,201,382		985,686		368,759		4,350		55,139		2,942,010

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	(850)	~~W~~	(554,062)	~~W~~	(547,657)	~~W~~	(3,152)	~~W~~	—	~~W~~	—	~~W~~	(1,105,721)
Effect of changes in discount rates and financial assumptions		—		—		(1,686)		—		—		—		—		(1,686)
Effect of exchange rate fluctuations		—		(2,532)		(4,940)		—		(12,645)		—		—		(20,117)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(311,201)		—		—		—		—		—		(311,201)
Other insurance finance income (expenses)		—		—		—		(2,732)		(1,151)		(133)		—		(4,016)

		—		(314,583)		(560,688)		(550,389)		(16,948)		(133)		—		(1,442,741)

Insurance finance income (expenses) recognized in other comprehensive income		—		(117)		(1,926,365)		(1,939,916)		(2,192)		—		—		(3,868,590)

Total insurance finance income (expenses)	~~W~~	—	~~W~~	(314,700)	~~W~~	(2,487,053)	~~W~~	(2,490,305)	~~W~~	(19,140)	~~W~~	(133)	~~W~~	—	~~W~~	(5,311,331)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	—	~~W~~	(769)	~~W~~	11,072	~~W~~	1,410	~~W~~	—	~~W~~	—	~~W~~	11,713
Effect of changes in discount rates and financial assumptions		—		—		—		—		—		—		—		—
Effect of exchange rate fluctuations		—		—		(18)		—		5,979		—		—		5,961
Other reinsurance finance income (expenses)		—		—		—		(1,504)		(20,480)		(140)		—		(22,124)

		—		—		(787)		9,568		(13,091)		(140)		—		(4,450)

Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		(4,476)		29,373		3,126		—		—		28,023

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	—	~~W~~	(5,263)	~~W~~	38,941	~~W~~	(9,965)	~~W~~	(140)	~~W~~	—	~~W~~	23,573

Total	~~W~~	2,888	~~W~~	9,106	~~W~~	(1,290,934)	~~W~~	(1,465,678)	~~W~~	339,654	~~W~~	4,077	~~W~~	55,139	~~W~~	(2,345,748)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

30. Statements of Cash Flows

30.1 Details of cash and cash equivalents as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Cash	~~W~~	2,356,400	~~W~~	1,954,624
Checks issued by other banks		203,109		124,366
Due from the Bank of Korea		8,572,737		14,372,352
Due from other financial institutions		14,138,512		13,417,769

		25,270,758		29,869,111

Due from financial institutions measured at fair value through profit or loss		66,190		59,838

		25,336,948		29,928,949

Deduction:
Restricted due from financial institutions*		(3,661,044)		(4,338,818)
Due from financial institutions with original maturities over three months		(790,720)		(981,264)

		(4,451,764)		(5,320,082)

	~~W~~	20,885,184	~~W~~	24,608,867

*	Items meeting the definition of cash are excluded.

30.2 Cash inflows and outflows from income tax, interest, and dividends for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	Activities	2025		2024
Income tax paid	Operating	~~W~~	600,746	~~W~~	784,241
Interest received	Operating		21,787,861		22,736,549
Interest paid	Operating		10,034,394		10,926,039
Dividends received	Operating		435,239		331,481
Dividends paid	Financing		1,119,777		1,337,256

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

31. Contingent Liabilities and Commitments

31.1 Details of acceptances and guarantees as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	111,767	~~W~~	152,129
Others		967,738		900,237

		1,079,505		1,052,366

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		320,234		331,423
Letter of guarantees		64,354		45,274
Bid bond		9,372		12,782
Performance bond		1,942,564		1,927,572
Refund guarantees		3,330,169		4,644,429
Others		4,127,207		4,594,667

		9,793,900		11,556,147

Financial guarantee contracts:
Acceptances and guarantees for mortgage		24,093		20,790
Overseas debt guarantees		387,688		588,019
International financing guarantees in foreign currencies		698,131		842,838
Others		252,323		—

		1,362,235		1,451,647

		12,235,640		14,060,160

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,416,906		2,268,081
Refund guarantees		1,500,642		1,373,649

		3,917,548		3,641,730

	~~W~~	16,153,188	~~W~~	17,701,890

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

31.2 Details of commitments as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Commitments
Corporate loan commitments	~~W~~	56,129,998	~~W~~	57,510,280
Retail loan commitments		59,044,522		59,100,288
Credit line of credit cards		89,223,604		87,204,864
Purchase of other securities		9,272,990		8,880,563

		213,671,114		212,695,995

Financial guarantee contracts
Credit line		3,029,600		4,747,946
Purchase of securities		852,858		475,147

		3,882,458		5,223,093

	~~W~~	217,553,572	~~W~~	217,919,088

31.3 Other Matters

a) The Group has 122 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,746,141 million, and 367 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ~~W~~ 1,384,708 million, which arose in the normal course of the business, as of September 30, 2025. Details of major pending lawsuits in which the Group is a defendant are as follows:

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount		Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~	58,907

Kookmin Bank invested the assets entrusted by OO Invest Trust Management in the Fairfield Sentry Limited and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff. (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses.)

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is pending at the New York Southern District Federal Bankruptcy Court (10-3777)]

The financial impact on Kookmin Bank is not significant because the likelihood of winning the lawsuit is high

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

31.3 Other Matters (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount		Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Expropriation of long-term leasehold rights	1	~~W~~	350,550

Kookmin Bank invested assets entrusted by OO Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by long-term leasehold rights of the building and the land (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.

The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity.

ø  Stakeholders in the real estate in this case: USI – Holder of the real estate in this case USSM – 100% shareholder of USI at the time the lawsuit was filed KB Kookmin Bank – As the trustee of the relevant fund, invested the fund assets in USI and USSM (loans) and acquired senior liens over the real estate in this case, as well as a pledge on 100% of USI’s shares held by USSM.

On February 5,2025, the Plaintiff, Kookmin Bank, and USI entered into a settlement agreement, excluding USSM from the defendant, in which the fund agreed to receive a settlement amount of USD 505,000,000 and resolve the dispute.

On February 6, 2025, the Plaintiff, Kookmin Bank, and USI jointly submitted a motion to exclude USSM from the defendant and a petition for judgment in accordance with the terms of the settlement to the court.

On March 5,2025, the court ruled to exclude USSM from the defendant.

On March 6, 2025, USSM filed a preliminary appeal.

On March 7, 2025, the court issued a stipulated judgment in accordance with the settlement agreement.

The appeal trial is in progress.

This lawsuit is related to a fund managed by Kookmin Bank, so the financial impact on Kookmin Bank’s proprietary assets is not significant. However, in the case of a loss in an appeal after the fund assets are distributed, the settlement amount or any loss from a separate lawsuit may be subject to recovery.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

31.3 Other Matters (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Return of unjust enrichment	1	153,182

As MTS Bank, which was trading with Kookmin Bank through a foreign exchange account, was listed on the SDN (Specifically Designated Nationals) list of the Office of Foreign Assets Control (OFAC) under the U.S. Treasury Department, Kookmin Bank froze the foreign currency account in the name of MTS Bank.

Accordingly, MTS Bank filed a lawsuit seeking the return of the account balance to the Moscow City Commercial Court in Russia.

Responding to local court trial schedule.

Due to compliance with U.S. OFAC regulations, it is difficult to easily predict the likelihood of winning the lawsuit being processed in the Russian courts. However, the lawsuit amount can be covered by the balance in the plaintiff’s account, and a financial impact equivalent to the delayed interest is anticipated for the bank.

	Claim for damages	1	97,278

PT Bank KB Indonesia Tbk. requested an auction of TMJ’s shares in order to collect the loan to TMJ (a distressed company); NKLI won the auction and then received a loan from the bank for the purpose of purchasing TMJ shares. NKLI’s intention was to take control over TMJ and launch mining business; however, NKLI was unable to take control and launch the business due to legal disputes with the bankruptcy trustee of TMJ and court-appointed mine management company, and also lost a lawsuit against the mine management company.

As a result, NKLI filed a legal suit to PT Bank KB Indonesia Tbk. stating that the bank’s recommendation to purchase TMJ’s shares was inappropriate since the bank did not intentionally share the legal issues and associated risks thereof.

					The third trial is in progress and will work with the legal representative to actively respond.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

31.3 Other Matters (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
KB Securities Co., Ltd.	Request for the return of unjust enrichment and transaction amount (Australian fund)	3	59,927	As an investment broker for a private fund that lends money to a corporation (borrower) investing in Australian disability apartment rental business, KB Securities Co., Ltd. brokered investments of ~~W~~ 326,500 million in trust products and funds to individual and institutional investors. However, due to the local Australian borrower’s breach of contract, the fund management was suspended, and related to this, a lawsuit was filed against KB Securities Co., Ltd. for the return of unjust enrichment and transaction amount.

No. 1 case: The third trial is in progress (The first trial: On February 7, 2023, a ruling was made to pay the principal investment of ~~W~~ 29,800 million and the delayed interest on it. The second trial: On January 29, 2024, the conclusion was different; a ruling was made to pay the principal investment of ~~W~~ 12,000 million and the delayed interest on it.)

No. 2 case: The second trial is in progress (The first trial: On February 14, 2024, a ruling was made to pay the principal investment of ~~W~~ 12,200 million and the delayed interest on it.)

No. 3 case: The second trial is in progress (The first trial: On October 26, 2023, a ruling was made to pay the remaining principal and interest of ~~W~~ 8,460 million and the delayed interest on the principal of ~~W~~ 8,290 million. The second trial: On January 16, 2025, a ruling was made to return ~~W~~ 4,400 million, which is a portion of the ~~W~~ 8,070 million paid in the first trial.)

Meanwhile, the Group has recognized a provision for litigation amounting to ~~W~~ 116,490 million in the financial statements in relation to the pending lawsuit in which it is a defendant as of September 30, 2025 (Note 17.5).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

31.3 Other Matters (cont’d)

b) As of September 30, 2025, there are a total of 11 pending lawsuits related to the wage peak system, amounting to ~~W~~ 39,008 million. This includes 7 cases for Kookmin Bank with a total claim amount of ~~W~~ 37,944 million, 1 case for KB Securities Co., Ltd. with a claim amount of ~~W~~ 415 million, 1 case for KB Life Insurance Co., Ltd. with a claim amount of ~~W~~ 61 million, 1 case for KB Capital Co., Ltd. with a claim amount of ~~W~~ 388 million and 1 case for KB Asset Management Co., Ltd. with a claim amount of ~~W~~ 200 million. The amount and timing of potential outflows of resources are currently unpredictable.

c) KB Real Estate Trust Co., Ltd. is carrying out the completion guarantee management-type land trust project (16 cases, including Busan Gyeong Bo Industrial Development Co., Ltd.), that bears responsibility for the completion guarantee when the construction company fails to fulfill responsibility for the completion guarantee and bears responsibility for compensating for damages to lending financial institutions as of September 30, 2025. The total credit line of PF loan related to the completion guarantee management-type land trust project is ~~W~~ 1,422,200 million, and the used credit line is ~~W~~ 1,009,400 million, including accrued interest, as of September 30, 2025. In this regard, the Group recognized a provision of ~~W~~ 5,600 million as of the end of the current interim period to reflect the expected losses associated with the trust accounts arising from the fulfillment of its completion guarantee obligations.

In addition, with respect to potential indemnification liabilities that may arise upon failure to fulfill such obligations, the Group recognized an additional provision of ~~W~~ 91,500 million as of the end of the current interim period to reflect the expected losses.

At the end of the current interim period, there are a total of 12 cases for which the completion guarantee obligations have not been fulfilled within the deadline (1 cases under construction and 11 cases completed). The project finance (PF) loan commitment limit for these cases amounts to ~~W~~ 1,090,100 million, and the outstanding balance, including accrued interest, is ~~W~~ 867,300 million.

Among these, a total of six projects (1 case under construction and 5 cases completed) are currently under litigation, with eight pending cases totaling ~~W~~ 116,800 million in dispute. The PF (project finance) loan commitment limit for these projects amounts to ~~W~~ 528,100 million, and the outstanding balance, including accrued interest, is ~~W~~ 285,200 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

31.3 Other Matters (cont’d)

d) During 2024, the Financial Supervisory Service conducted a regular inspection of the operations of the holding company and its subsidiaries, Kookmin Bank and KB Life Insurance Co., Ltd. The results of the inspection and any required actions will be notified in the future.

e) Kookmin Bank and KB Securities Co., Ltd. is currently under investigation by the Fair Trade Commission regarding the possibility of unfair joint actions by financial institutions. It is impossible to predict the outcome of the investigation.

f) As of September 30, 2025, KB Securities Co., Ltd. is undergoing a tax audit by the tax authorities, which is expected to be completed during the fourth quarter of 2025. It is impossible to predict the outcome of the tax audit.

g) As of September 30, 2025, KB PRASAC BANK PLC. is undergoing a tax audit by the tax authorities. Currently, the impact on KB PRASAC BANK PLC. cannot be predicted.

h) On April 7, 2023, Kookmin Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc.(hereinafter referred to as “STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, of which Kookmin Bank’s subsidiary, PT Bank KB Indonesia Tbk, will issue. As a result of the agreement, Kookmin Bank will hold a call option to purchase the shares held by the STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If Kookmin Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to Kookmin Bank, also known as holding a put option right, within 1 year after the expiration of the call option period.

i) As of September 30, 2025, KB Real Estate Trust Co., Ltd. may lend ~~W~~ 2,792,000 million to the trust accounts, which is part of the total project cost related to borrowing-type land trust contracts (including maintenance projects). Whether or not KB Real Estate Trust Co., Ltd. will lend to a trust account is not an unconditional payment obligation, and the lending is conducted with consideration of all matters such as the cash flow plan of its own account and trust business.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

32. Subsidiaries

32.1 Details of major consolidated subsidiaries as of September 30, 2025, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Sep. 30	Banking and foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Sep. 30	Credit card and installment financing
	KB Asset Management Co., Ltd.	100.00	Korea	Sep. 30	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Sep. 30	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Sep. 30	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Sep. 30	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Sep. 30	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Sep. 30	Software advisory, development, and supply
	KB Securities Co., Ltd.	100.00	Korea	Sep. 30	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Sep. 30	Non-life insurance
	KB Life Insurance Co., Ltd.	100.00	Korea	Sep. 30	Life insurance
Kookmin Bank	KB PRASAC BANK PLC.	100.00	Cambodia	Sep. 30	Banking and foreign exchange transaction
	Kookmin Bank China Ltd.	100.00	China	Sep. 30	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Sep. 30	Microfinance services
	PT Bank KB Bukopin Syariah [5]	95.92	Indonesia	Sep. 30	Banking
	PT KB Bukopin Finance [6]	99.24	Indonesia	Sep. 30	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Sep. 30	Banking and foreign exchange transaction
	KB FUND PARTNERS Co., Ltd.	100.00	Korea	Sep. 30	Other financial services

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

32.1 Details of major consolidated subsidiaries as of September 30, 2025, are as follows: (cont’d)

Investor	Investee	Ownership (%)		Location	Date of financial statements	Industry
Kookmin Bank, KB Kookmin Card Co., Ltd., KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Capital Co., Ltd.	PT Bank KB Indonesia Tbk.[7]	67.57	[1]	Indonesia	Sep. 30	Banking and foreign exchange transaction
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00		United States	Sep. 30	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00		China	Sep. 30	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.81		Vietnam	Sep. 30	Investment advisory and securities trading
	KB FINA COMPANY LIMITED [8]	100.00		Vietnam	Sep. 30	Investment advisory and securities trading
	PT KB VALBURY SEKURITAS	65.00		Indonesia	Sep. 30	Investment advisory and securities trading
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00		United States	Sep. 30	Management service
	KBFG Insurance(China) Co., Ltd.	100.00		China	Sep. 30	Non-life insurance
	PT. KB Insurance Indonesia	70.00		Indonesia	Sep. 30	Non-life insurance
	KB Claims Survey & Adjusting	100.00		Korea	Sep. 30	Claim service
	KB Sonbo CNS	100.00		Korea	Sep. 30	Management service
	KB Healthcare Co., Ltd.	100.00		Korea	Sep. 30	Information and communication
KB Life Insurance Co., Ltd.	KB Life Partners Co., Ltd.	100.00		Korea	Sep. 30	Insurance agent
	KB Golden Life Care Co., Ltd.	100.00		Korea	Sep. 30	Service
KB Kookmin Card Co., Ltd.	KB Credit Information Co., Ltd.	100.00		Korea	Sep. 30	Collection of receivables or credit investigation
	KB Daehan Specialized Bank Plc.[3]	97.50		Cambodia	Sep. 30	Specialized Credit Finance
	PT. KB Finansia Multi Finance	85.00		Indonesia	Sep. 30	Specialized Credit Finance
	KB J Capital Co., Ltd.	77.40		Thailand	Sep. 30	Specialized Credit Finance
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00		Indonesia	Sep. 30	Auto Installment finance
	KB Fintech Co., Ltd.[4]	95.95		Korea	Sep. 30	E-commerce

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

32.1 Details of major consolidated subsidiaries as of September 30, 2025, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Sep. 30	Auto Installment finance
Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Sep. 30	Service
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Sep. 30	General advisory
	PT KB Valbury Capital Management [2]	70.00	Indonesia	Sep. 30	Collective investment
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Sep. 30	Collective investment

[1]	Among the ownership in PT Bank KB Indonesia Tbk., 0.05% (100,000,000 shares) is no-voting shares with no-dividends.
[2]

In January 2024, PT Valbury Capital Management was changed from a subsidiary of KB Securities Co., Ltd. to a subsidiary of KB Asset Management Co., Ltd., and its name was changed to PT KB Valbury Asset Management during the second quarter.

[3]	KB DAEHAN SPECIALIZED BANK PLC. (merging entity) merged with i-Finance Leasing PLC.(merged entity) on December 19, 2024.
[4]	On October 14, 2024, Teamwink Co., Ltd. changed its name to KB Fintech Co., Ltd.
[5]	During the third quarter of 2025, PT Bank Syariah Bukopin changed its name to PT Bank KB Bukopin Syariah.
[6]	During the third quarter of 2025, PT Bukopin Finance changed its name to PT KB Bukopin Finance.
[7]	During the third quarter of 2025, PT Bank KB Bukopin,Tbk. changed its name to PT Bank KB Indonesia,Tbk.
[8]	During the third quarter of 2025, KB FINA Joint Stock Company changed its name to KB FINA COMPANY LIMITED.

32.2 Details of consolidated structured entities as of September 30, 2025, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 78 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or acquiring subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund No. 2 and 229 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

32.3 Condensed financial information of major subsidiaries as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)

	September 30, 2025						Nine-month periods ended September 30, 2025
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	582,774,707	~~W~~	543,159,901	~~W~~	39,614,806	~~W~~	31,425,703	~~W~~	3,364,548	~~W~~	3,275,347
KB Securities Co., Ltd. [1,2]		75,785,814		68,770,173		7,015,641		8,943,973		496,669		489,967
KB Insurance Co., Ltd. [1,2]		43,474,860		37,854,788		5,620,072		10,373,918		766,922		126,019
KB Kookmin Card Co., Ltd. [1]		30,481,956		24,922,900		5,559,056		3,253,613		280,638		273,548
KB Life Insurance Co., Ltd. [1,2]		36,173,123		33,312,677		2,860,446		2,415,649		170,508		(70,616)
KB Asset Management Co., Ltd. [1]		479,167		107,987		371,180		243,953		96,733		95,825
KB Capital Co., Ltd. [1,2]		18,229,871		15,592,381		2,637,490		2,024,401		194,480		196,800
KB Real Estate Trust Co., Ltd.		1,169,344		711,597		457,747		152,392		(17,883)		(17,876)
KB Savings Bank Co., Ltd.		2,480,956		2,301,086		179,870		152,397		(2,522)		(2,543)
KB Investment Co., Ltd. [1]		1,529,767		1,234,602		295,165		137,578		11,240		11,225
KB Data System Co., Ltd. [1]		80,900		51,730		29,170		214,109		7,117		7,119

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

32.3 Condensed financial information of major subsidiaries as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2024						Nine-month periods ended September 30, 2024
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	562,887,180	~~W~~	524,859,860	~~W~~	38,027,320	~~W~~	34,096,985	~~W~~	2,617,890	~~W~~	2,667,867
KB Securities Co., Ltd. [1,2]		63,384,389		56,498,405		6,885,984		7,985,764		546,790		555,443
KB Insurance Co., Ltd. [1,2]		40,776,375		34,982,351		5,794,024		9,314,738		740,172		(30,463)
KB Kookmin Card Co., Ltd. [1]		30,541,628		25,236,827		5,304,801		3,302,592		370,383		382,618
KB Life Insurance Co., Ltd. [1,2]		34,047,554		30,984,400		3,063,154		1,985,714		194,176		(914,275)
KB Asset Management Co., Ltd. [1]		414,942		120,224		294,718		187,445		58,522		58,826
KB Capital Co., Ltd. [1,2]		18,115,495		15,654,177		2,461,318		1,910,827		195,663		199,782
KB Real Estate Trust Co., Ltd.		1,113,466		627,898		485,568		106,098		(86,139)		(86,146)
KB Savings Bank Co., Ltd.		2,575,739		2,393,523		182,216		175,801		708		656
KB Investment Co., Ltd. [1]		1,529,823		1,245,883		283,940		130,059		9,238		9,238
KB Data System Co., Ltd. [1]		62,270		40,219		22,051		177,231		1,834		2,016

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

32.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

32.4.1 The Group has provided payment guarantees of ~~W~~ 3,923,602 million to KB D TOWER 1ST LLC and other consolidated structured entities

32.4.2 The Group has provided capital commitment to 79 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 2,079,395 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

32.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

32.5 Changes in Subsidiaries

32.5.1 Subsidiaries newly included in consolidation for the nine-month period ended September 30, 2025, are as follows:

Company	Reasons of obtaining control
iM Asset General Private Securities Investment Trust NO. 55 and 13 others	Holding a majority ownership interests

KB Great On 1st. LLC and 27 others.	Has power over relevant activities in the event of default and is exposed to significant variable returns by providing lines of credit or ABCP purchase commitments or acquiring subordinated debt

KB HL Infra Private Special Asset Fund 1(FoFs) and 31 others.	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

32.5.2 Subsidiaries excluded from consolidation for the nine-month period ended September 30, 2025, are as follows:

Company	Reasons of losing control
Able Eunhwasam 2nd Co., Ltd. and 23 others.	Termination of the commitments

KB High-Tech Company Investment Fund and 13 others.	Liquidation

Black Sapphire Holdings Co., Ltd.	Disposal

KB RISE Global AI Value Chain ETF MoaDream Securities Fund (FoFs) and 17 others.	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33. Related Party Transactions

According to Korean IFRS No. 1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements.

33.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)

		2025		2024
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	4,728	~~W~~	3,906
Korea Credit Bureau Co., Ltd.	Interest expense		5		—
	Fee and commission income		507		550
	Fee and commission expense		8,978		7,337
	Insurance income		3		3
	Reversal of credit losses		—		2
	Other operating expenses		7		9
Incheon Bridge Co., Ltd.	Interest income		6,658		10,435
	Interest expense		658		746
	Fee and commission income		34		25
	Fee and commission expense		10		7
	Insurance income		189		165
	Gains on financial instruments at fair value through profit or loss		—		1,281
	Losses on financial instruments at fair value through profit or loss		75		—
	Reversal of credit losses		3		4
	Provision for credit losses		1		—
Aju Good Technology Venture Fund	Interest expense		—		3
Star-Lord General Investors Private Real Estate Investment Company No. 10	Insurance income		72		90
	Interest income		4,080		4,449
	Interest expense		533		225
	Provision for credit losses		1		—
	General and administrative expenses		8,758		6,979
	Other income		917		—
	Other expense		59		—
Food Factory Co., Ltd.	Interest income		37		307
	Interest expense		1		1
	Insurance income		3		2
	Losses on financial instruments at fair value through profit or loss		—		238
	Provision for credit losses		1		—
POSCO-KB Shipbuilding Fund	Fee and commission income		(34)		—
Big Dipper Co., Ltd.	Fee and commission expense		201		193
	Reversal of credit losses		2		—
KB-TS Technology Venture Private Equity Fund	Fee and commission income		127		132
KB-SJ Tourism Venture Fund	Fee and commission income		279		243

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
Banksalad Co., Ltd.	Gains on financial instruments at fair value through profit or loss	~~W~~	443	~~W~~	—
	Losses on financial instruments at fair value through profit or loss		—		5,417
	Fee and commission income		45		27
	Fee and commission expense		—		4
Bioprotect Ltd.	Gains on financial instruments at fair value through profit or loss		—		511
	Losses on financial instruments at fair value through profit or loss		366		—
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		21		32
	Gains on financial instruments at fair value through profit or loss		—		489
	Losses on financial instruments at fair value through profit or loss		3,547		519
RMGP Bio-Pharma Investment, L.P.	Gains on financial instruments at fair value through profit or loss		—		2
	Losses on financial instruments at fair value through profit or loss		2		—
KB-MDI Centauri Fund LP	Fee and commission income		294		330
	Gains on financial instruments at fair value through profit or loss		203		1,470
	Losses on financial instruments at fair value through profit or loss		1,575		1,000
Hibiscus Fund LP	Fee and commission income		206		571
	Gains on financial instruments at fair value through profit or loss		1,155		861
	Losses on financial instruments at fair value through profit or loss		380		—
RMG-KB BP Management Ltd.	Gains on financial instruments at fair value through profit or loss		—		15
	Losses on financial instruments at fair value through profit or loss		28		—
RMG-KB BioAccess Fund L.P.	Fee and commission income		264		252
	Gains on financial instruments at fair value through profit or loss		—		200
	Losses on financial instruments at fair value through profit or loss		1,361		810
S&E Bio Co., Ltd.	Interest income		56		25
	Interest expense		6		11
	Provision for credit losses		—		17
Contents First Inc.	Interest income		290		384
	Interest expense		10		27
	Fee and commission income		—		1
	Losses on financial instruments at fair value through profit or loss		98		—
	Provision for credit losses		13		5
	Reversal of credit losses		—		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
Pin Therapeutics Inc.	Interest expense	~~W~~	122	~~W~~	44
	Provision for credit losses		—		13
	Reversal of credit losses		1		—
Wyatt Corp. *	Interest income		—		378
	Gains on financial instruments at fair value through profit or loss		1,152		2,739
	Insurance income		40		103
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *	Interest expense		—		4
Spark Biopharma Inc.	Interest expense		55		259
	Provision for credit losses		—		13
	Reversal of credit losses		1		—
	Gains on financial instruments at fair value through profit or loss		173		—
	Losses on financial instruments at fair value through profit or loss		69		—
Skydigital Inc.	Fee and commission income		2		1
SO-MYUNG Recycling Co., Ltd.	Insurance income		—		1
KB No.21 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		282
	Interest expense		(1)		57
KB No.22 Special Purpose Acquisition Company *	Interest expense		—		1
KB No.25 Special Purpose Acquisition Company	Interest expense		28		40
	Gains on financial instruments at fair value through profit or loss		34		359
KB No.26 Special Purpose Acquisition Company *	Interest expense		(29)		42
	Losses on financial instruments at fair value through profit or loss		—		32
KB No.27 Special Purpose Acquisition Company	Interest expense		107		120
	Gains on financial instruments at fair value through profit or loss		295		—
	Losses on financial instruments at fair value through profit or loss		—		17
KB No.28 Special Purpose Acquisition Company *	Interest expense		9		32
	Fee and commission income		—		175
	Gains on financial instruments at fair value through profit or loss		—		1,151
	Losses on financial instruments at fair value through profit or loss		798		—
KB No.29 Special Purpose Acquisition Company	Fee and commission income		—		210
	Gains on financial instruments at fair value through profit or loss		94		1,608
	Interest expense		39		29

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
KB No.30 Special Purpose Acquisition Company	Interest expense	~~W~~	28	~~W~~	10
	Fee and commission income		—		175
	Gains on financial instruments at fair value through profit or loss		17		1,511
KB No.31 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		126		—
	Interest expense		38		—
KB No.33 Special Purpose Acquisition Company	Interest expense		13		—
	Gains on financial instruments at fair value through profit or loss		2,076		—
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		58		212
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		231		303
COSES GT Co., Ltd. *	Gains on financial instruments at fair value through profit or loss		—		20
TeamSparta Inc. *	Fee and commission income		3		54
	Interest expense		87		116
Newavel Co., Ltd.	Fee and commission income		1		—
SuperNGine Co., Ltd.	Interest income		26		32
	Provision for credit losses		—		36
	Reversal of credit losses		19		—
Desilo Inc.	Interest income		11		11
Turing Co., Ltd.	Interest expense		—		29
	Interest income		31		55
	Reversal of credit losses		—		7
ZIPDOC Inc. *	Losses on financial instruments at fair value through profit or loss		—		1,209
Grinergy Co., Ltd.	Gains on financial instruments at fair value through profit or loss		307		516
	Losses on financial instruments at fair value through profit or loss		—		216
	Reversal of credit losses		2		—
Chabot Mobility Co., Ltd. *	Fee and commission income		1		1
	Interest expense		5		—
	Fee and commission expense		1,109		1,867
	Gains on financial instruments at fair value through profit or loss		—		417
Wemade Connect Co., Ltd.	Insurance income		4		1
	Interest expense		120		222
	Reversal of credit losses		4		—
	Provision for credit losses		—		21
	Gains on financial instruments at fair value through profit or loss		1,492		—
	Losses on financial instruments at fair value through profit or loss		—		4,562

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
TMAP Mobility Co., Ltd.	Interest expense	~~W~~	1,737	~~W~~	2,177
	Fee and commission income		2		5
	Fee and commission expense		612		890
	Provision for credit losses		—		3
	Insurance income		1,370		271
Nextrade Co., Ltd.	Fee and commission income		2		—
	Interest expense		565		2,038
WJ Private Equity Fund No.1	Fee and commission income		5		5
UPRISE, Inc.	Gains on financial instruments at fair value through profit or loss		104		—
	Losses on financial instruments at fair value through profit or loss		95		4,056
Channel Corporation	Interest expense		—		10
	Losses on financial instruments at fair value through profit or loss		280		—
	Gains on financial instruments at fair value through profit or loss		7,673		2,266
CWhy Inc. *	Insurance income		—		6
CellinCells Co., Ltd. *	Provision for credit losses		1		4
KB Social Impact Investment Fund	Fee and commission income		150		200
KB-UTC Inno-Tech Venture Fund	Fee and commission income		105		192
KB-SP Private Equity Fund IV *	Fee and commission income		63		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		602		469
2020 KB Fintech Renaissance Fund	Fee and commission income		70		110
KB Material and Parts No.1 PEF *	Fee and commission income		—		175
FineKB Private Equity Fund No.1	Fee and commission income		330		425
	Gains on financial instruments at fair value through profit or loss		32		32
	Interest expense		1		—
Paramark KB Fund No.1	Fee and commission income		97		86
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income		941		973
	Gains on financial instruments at fair value through profit or loss		1		1
KB-KTB Technology Venture Fund	Fee and commission income		297		276
Bluepointpartners Inc.	Gains on financial instruments at fair value through profit or loss		—		30
	Losses on financial instruments at fair value through profit or loss		20		—
KB-Solidus Global Healthcare Fund	Fee and commission income		855		17
	Gains on financial instruments at fair value through profit or loss		5,300		700

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
ASSEMBLE CORPORATION	Interest income	~~W~~	100	~~W~~	84
	Fee and commission income		1		1
	Insurance income		1		1
	Reversal of credit losses		13		21
KB Cape No.1 Private Equity Fund *	Fee and commission income		—		37
	Gains on financial instruments at fair value through profit or loss		—		82
KB-GeneN Medical Venture Fund No.1	Fee and commission income		66		66
KB-BridgePole Venture Investment Fund No.2	Fee and commission income		79		79
KB-Kyobo New Mobility Power Fund *	Fee and commission income		—		59
KB Co-Investment Private Equity Fund No.1	Fee and commission income		1,442		1,102
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income		779		868
KB-FT Green Growth 1st Technology Investment Association	Fee and commission income		101		102
	Interest expense		—		12
Spoonlabs Co., Ltd. *	Losses on financial instruments at fair value through profit or loss		—		1,316
Gushcloud Talent Agency	Gains on financial instruments at fair value through profit or loss		—		228
KB-SUSUNG 1st Investment Fund	Fee and commission income		112		144
KB-SUSUNG 2nd Investment Fund	Fee and commission income		115		39
Seokwang T&I Co., Ltd	Insurance income		1		1
3D Interactive Co., Ltd.	Fee and commission income		—		1
	Reversal of credit losses		1		—
Bigwave Robotics Corp.	Fee and commission income		—		1
	Interest expense		(5)		2
	Provision for credit losses		10		—
	Gains on financial instruments at fair value through profit or loss		1,368		—
U-KB Credit No.1S Private Equity	Fee and commission income		724		724
KY Global Cell & Gene Private Equity Fund 2nd *	Interest expense		—		-38
KB-SOLIDUS Healthcare Investment Fund	Fee and commission income		640		572
AKK Robotech Valueup New Technology Investment Fund *	Fee and commission income		235		70
New Daegu Busan Expressway Co., Ltd.	Interest income		346		2,070
	Reversal of credit losses		1		4
	Interest expense		1,623		3,048
	Insurance income		312		171

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2025 and 202, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
AIM FUTURE, Inc.	Interest income	~~W~~	31	~~W~~	33
	Interest expense		—		48
	Provision for credit losses		1		3
ADP Holdings Co., Ltd.	Interest expense		43		44
ADPGREEN	Interest expense		75		12
	Provision for credit losses		—		12
	Reversal of credit losses		6		—
	Insurance income		129		29
KB-CJ Venture Fund 1st	Fee and commission income		112		42
OKXE Inc.	Gains on financial instruments at fair value through profit or loss		—		1,412
Ascent Global Fund III LP	Gains on financial instruments at fair value through profit or loss		—		54
	Losses on financial instruments at fair value through profit or loss		291		—
Elev8-Capital Fund I	Gains on financial instruments at fair value through profit or loss		—		612
	Losses on financial instruments at fair value through profit or loss		1,800		—
H Energy Co., Ltd *	Gains on financial instruments at fair value through profit or loss		—		3,106
XL8 INC.	Gains on financial instruments at fair value through profit or loss		—		398
	Losses on financial instruments at fair value through profit or loss		454		—
SDT Inc.	Interest expense		—		13
	Losses on financial instruments at fair value through profit or loss		334		17
DYNE MEDICAL GROUP Inc.	Interest income		44		1
	Interest expense		32		95
	Insurance income		3		3
	Provision for credit losses		2		14
	Reversal of credit losses		1		—
Bitgoeul Cheomdan Green 1st Co., Ltd.	Interest expense		1		1
Logpresso Inc.	Interest expense		1		3
Onheal Co., Ltd.	Interest expense		—		(20)
TriOar Inc.	Interest expense		78		190
Blinkers Inc. *	Losses on financial instruments at fair value through profit or loss		—		508
KB-VEP Contact Fund	Fee and commission income		45		29
SD Speed Co.,Ltd.	Insurance income		1		—
Xpanner Inc.	Insurance income		1		—
	Gains on financial instruments at fair value through profit or loss		573		—
	Losses on financial instruments at fair value through profit or loss		453		—
KB-Cyrus Tourism Venture Fund	Fee and commission income		253		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
FineKB Private Equity Fund No.2	Fee and commission income	~~W~~	104	~~W~~	—
GCSM Holdings Limited	Gains on financial instruments at fair value through profit or loss		459		—
	Losses on financial instruments at fair value through profit or loss		735		—
MitoImmune Therapeutics	Losses on financial instruments at fair value through profit or loss		1,574		—
KB Rejuvenation Fund	Fee and commission income		112		—
Allra Fintech Corp.	Provision for credit losses		1		—
	Interest expense		4		—
Yeoulhyulgangho	Interest expense		5		—
E&I Holdings *	Fee and commission income		3,446		—
KB-IMM New Star Real Estate Private Fund I	Fee and commission income		317		—
Xenohelix Co., Ltd.	Interest income		20		—
	Provision for credit losses		8		—
Koru Pharma Co., Ltd.	Insurance income		2		—
	Interest expense		1		—
WhaTap Laps Inc.	Gains on financial instruments at fair value through profit or loss		222		—
	Interest expense		80		—
Streami Inc.	Gains on financial instruments at fair value through profit or loss		283		—
IMBiologics Corp.	Provision for credit losses		1		—
	Gains on financial instruments at fair value through profit or loss		6,186		—
KB-LB Middle Market Enterprises Innovation Private Equity Fund	Fee and commission income		897		—
Semicolon Susong REITs Co., Ltd.	Fee and commission income		4,793		—
	Interest income		342		—
	Insurance income		12		—
	Provision for credit losses		5		—
KB-Novus Genesis Private Equity Fund	Fee and commission income		60		—
Novorex Inc.	Interest expense		4		—
	Provision for credit losses		8		—
KB No.32 Special Purpose Acquisition Company	Interest expense		23		—
Al Spera Inc.	Interest expense		26		—
Aldaver	Interest expense		18		—
ANTIGRAVITY	Interest income		2		—
	Provision for credit losses		1		—
enParticle Co., Ltd	Interest expense		2		—
Emocog Inc.	Interest expense		46		—
Lemontree Inc.	Interest expense		1		—
	Fee and commission income		126		—
	Fee and commission expense		38		—
	Provision for credit losses		2		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
Aculys Pharma, Inc.	Losses on financial instruments at fair value through profit or loss	~~W~~	520	~~W~~	—
K-1 23th yeoksam Real Estate Investment Trust company Itd	Insurance income		2		—
AIM-KB-DOUBLE Connected Future Investment Fund	Fee and commission income		12		—
Others					—
Retirement pension	Fee and commission income		1,124		1,296
	Interest expense	~~W~~	20	~~W~~	40

*	Excluded from the Group’s related party as at September 30, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		September 30, 2025		December 31, 2024
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,702	~~W~~	1,431
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		39		36
	Deposits		8,933		40,570
	Insurance liabilities		2		1
	Other liabilities		3		—
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		35,336		35,411
	Loans measured at amortized cost (gross amount)		62,141		70,012
	Allowances for credit losses		29		31
	Other assets		310		389
	Deposits		63,458		43,867
	Provisions		40		40
	Insurance liabilities		186		89
	Other liabilities		325		442
Jungdo Co., Ltd.	Deposits		4		4
Aju Good Technology Venture Fund	Deposits		39		1,809
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,523		149,898
	Allowances for credit losses		6		5
	Property and equipment		30,739		4,356
	Other assets		8,335		8,860
	Insurance liabilities		51		35
	Other liabilities		30,492		5,107
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		38		46
RAND Bio Science Co., Ltd. *	Deposits		—		4
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)		1,994		1,764
	Allowances for credit losses		2		1
	Other assets		12		4
	Deposits		851		907
	Insurance liabilities		5		8
	Other liabilities		1		1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		30		43
	Allowances for credit losses		1		3
	Deposits		44		123
	Other liabilities		10		8
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		250		39
Iwon Alloy Co., Ltd.	Deposits		—		2

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2025		December 31, 2024
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	~~W~~	2,796	~~W~~	7,205
	Other liabilities		10		3
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		21		25
Wyatt Corp. *	Financial assets at fair value through profit or loss		—		3,000
	Deposits		—		1
	Insurance liabilities		—		78
Skydigital Inc.	Deposits		10		30
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss		2,501		2,059
Spark Biopharma Inc.	Financial assets at fair value through profit or loss		4,738		4,634
	Loans measured at amortized cost (gross amount)		10		15
	Deposits		1,557		4,759
	Other liabilities		5		22
	Allowances for credit losses		5		7
	Provisions		7		6
UPRISE, Inc.	Financial assets at fair value through profit or loss		1,826		1,817
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
HonestAl Co., LTD.	Financial assets at fair value through profit or loss		442		442
CellinCells Co., Ltd. *	Financial assets at fair value through profit or loss		—		2,000
	Loans measured at amortized cost (gross amount)		2		1
	Allowances for credit losses		1		—
	Deposits		—		13
	Provisions		2		1
Channel Corporation	Financial assets at fair value through profit or loss		14,300		20,141
	Deposits		—		6
KB No.21 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		3,122
	Deposits		—		2,247
	Other liabilities		—		36
KB No.25 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		1,884		1,850
	Deposits		1,593		1,545
	Other liabilities		11		39
KB No.26 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		2,150
	Deposits		—		1,763
	Other liabilities		—		31

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2025		December 31, 2024
KB No.27 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	~~W~~	6,172	~~W~~	5,877
	Deposits		4,680		4,613
	Other liabilities		13		55
KB No.28 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		1,315		2,113
	Deposits		—		1,910
	Other liabilities		—		45
KB No.29 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,109		3,015
	Deposits		2,352		2,338
	Other liabilities		24		43
KB No.30 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,852		2,835
	Deposits		1,792		1,786
	Other liabilities		7		20
KB No.31 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		4,427		4,301
	Deposits		2,272		2,352
	Other liabilities		50		13
KB No.32 Special Purpose Acquisition Company	Deposits		2,332		—
	Other liabilities		23		—
KB No.33 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		4,166		—
	Deposits		2,849		—
	Other liabilities		13		—
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		—		1,574
KB-Solidus Global Healthcare Fund	Other assets		855		—
Bioprotect Ltd.	Financial assets at fair value through profit or loss		5,299		4,628
ASSEMBLE CORPORATION	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		1,950		2,021
	Allowances for credit losses		31		43
	Other assets		7		11
	Deposits		18		18
	Other liabilities		1		1
	Provisions		—		1
	Insurance liabilities		1		1
SO-MYUNG Recycling Co., Ltd.	Insurance liabilities		1		1
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2025		December 31, 2024
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	4,000	~~W~~	4,000
	Loans measured at amortized cost (gross amount)		2,017		2,016
	Other assets		3		3
	Deposits		663		772
	Other liabilities		3		3
	Allowances for credit losses		15		15
	Provisions		1		2
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		1,616		1,636
4N Inc.	Deposits		—		4
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		3,100		3,100
	Loans measured at amortized cost (gross amount)		552		4
	Allowances for credit losses		8		—
	Other assets		1		—
	Deposits		305		302
Contents First Inc.	Financial assets at fair value through profit or loss		13,115		13,213
	Loans measured at amortized cost (gross amount)		10,073		10,065
	Allowances for credit losses		25		12
	Other assets		2		3
	Deposits		2		729
	Other liabilities		4		4
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		15,863		21,058
2020 KB Fintech Renaissance Fund	Other assets		11		37
OKXE Inc.	Financial assets at fair value through profit or loss		2,722		2,722
Newavel Co., Ltd.	Loans measured at amortized cost (gross amount)		—		20
	Deposits		1		—
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)		17		29
	Financial assets at fair value through profit or loss		7,000		7,000
	Deposits		2,045		11,133
	Other liabilities		8		117
	Allowances for credit losses		2		3
	Provisions		1		—
IMBiologics Corp.	Loans measured at amortized cost (gross amount)		1		2
	Financial assets at fair value through profit or loss		6,986		7,000
	Provisions		1		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2025		December 31, 2024
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	252	~~W~~	482
	Deposits		76		217
	Allowances for credit losses		21		39
	Other assets		1		1
	Financial assets at fair value through profit or loss		1,996		1,996
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		3,168
	Loans measured at amortized cost (gross amount)		300		300
	Allowances for credit losses		5		5
	Deposits		3		3
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
	Loans measured at amortized cost (gross amount)		900		900
	Allowances for credit losses		6		6
	Other assets		2		2
	Deposits		64		819
Kukka Co., Ltd. *	Financial assets at fair value through profit or loss		—		2,490
	Insurance liabilities		—		1
ZIPDOC Inc. *	Deposits		—		1
TeamSparta Inc. *	Loans measured at amortized cost (gross amount)		—		5
	Financial assets at fair value through profit or loss		—		4,001
	Provisions		—		1
	Deposits		—		18,635
	Other liabilities		—		34
Chabot Mobility Co., Ltd. *	Financial assets at fair value through profit or loss		—		2,580
	Deposits		—		631
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss		8,959		7,466
	Loans measured at amortized cost (gross amount)		55		29
	Allowances for credit losses		17		9
	Provisions		2		14
	Deposits		3,445		5,465
	Insurance liabilities		—		4
	Other liabilities		21		38
Nextrade Co., Ltd.	Loans measured at amortized cost (gross amount)		56		—
	Deposits		15,972		15,281
	Other liabilities		2,144		1,579

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2025		December 31, 2024
TMAP Mobility Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	72	~~W~~	73
	Allowances for credit losses		1		1
	Deposits		1		100,010
	Insurance liabilities		—		235
	Other liabilities		13		548
	Provisions		5		5
FutureConnect Co., Ltd. *	Financial assets at fair value through profit or loss		—		1,499
Grinergy Co., Ltd.	Loans measured at amortized cost (gross amount)		2		1
	Financial assets at fair value through profit or loss		7,961		—
	Provisions		—		2
	Allowances for credit losses		1		—
NexThera Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
FineKB Private Equity Fund No.1	Other assets		110		144
	Deposits		1,000		—
	Other liabilities		1		—
Paramark KB Fund No.1	Other liabilities		13		45
KB-Badgers Future Mobility ESG Fund No.1	Other liabilities		312		—
KB Social Impact Investment Fund	Other assets		150		250
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		3,200		3,200
	Insurance liabilities		2		3
Hibiscus Fund LP	Financial assets at fair value through profit or loss		15,492		14,717
	Other assets		222		210
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss		12,625		9,379
	Other assets		88		—
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		438		344
KB Co-Investment Private Equity Fund No.1	Other assets		500		302
Spoonlabs Co., Ltd. *	Financial assets at fair value through profit or loss		—		15,006
Neuroptika Inc.	Financial assets at fair value through profit or loss		5,879		5,879
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits		1,247		1,239

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2025		December 31, 2024
Bigwave Robotics Corp.	Loans measured at amortized cost (gross amount)	~~W~~	86	~~W~~	39
	Allowances for credit losses		10		—
	Financial assets at fair value through profit or loss		4,118		2,750
	Deposits		212		501
	Other liabilities		—		6
3D Interactive Co., Ltd.	Loans measured at amortized cost (gross amount)		—		6
	Provisions		—		2
	Financial assets at fair value through profit or loss		2,300		2,300
	Deposits		90		1,779
XL8 INC.	Financial assets at fair value through profit or loss		5,416		5,869
Elev8-Capital Fund I	Financial assets at fair value through profit or loss		14,450		16,250
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)		9		24,264
	Allowances for credit losses		3		4
	Other assets		—		22
	Provisions		1		—
	Deposits		84,201		150,007
	Other liabilities		51		1,928
	Insurance liabilities		128		22
AIM FUTURE, Inc.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		909		908
	Allowances for credit losses		5		5
	Other assets		1		1
	Deposits		381		760
Novorex Inc.	Financial assets at fair value through profit or loss		4,000		2,000
	Loans measured at amortized cost (gross amount)		19		8
	Allowances for credit losses		6		—
	Provisions		2		—
	Deposits		246		6
Seokwang T&I Co., Ltd	Insurance liabilities		1		2
ADP Holdings Co., Ltd.	Deposits		2,058		2,058
	Other liabilities		5		7

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2025		December 31, 2024
ADPGREEN	Loans measured at amortized cost (gross amount)	~~W~~	33	~~W~~	25
	Deposits		4,695		1,802
	Other liabilities		41		8
	Allowances for credit losses		4		8
	Provisions		—		3
	Insurance liabilities		134		101
Logpresso Inc.	Financial assets at fair value through profit or loss		3,000		3,000
	Loans measured at amortized cost (gross amount)		38		31
	Deposits		74		457
Onheal Co., Ltd.	Financial assets at fair value through profit or loss		10,000		10,000
	Deposits		1		5,001
Ascent Global Fund III LP	Financial assets at fair value through profit or loss		3,476		3,767
DYNE MEDICAL GROUP Inc.	Financial assets at fair value through profit or loss		3,001		3,001
	Loans measured at amortized cost (gross amount)		2,040		2,022
	Allowances for credit losses		17		16
	Provisions		5		6
	Other assets		1		1
	Deposits		311		3,813
	Other liabilities		6		23
	Insurance liabilities		2		1
TriOar Inc.	Financial assets at fair value through profit or loss		5,000		3,000
	Loans measured at amortized cost (gross amount)		20		16
	Deposits		5,811		6,054
	Other liabilities		41		73
Coxwave Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
SDT Inc.	Financial assets at fair value through profit or loss		3,839		3,105
Yeoulhyulgangho	Financial assets at fair value through profit or loss		500		500
	Deposits		906		456
	Other liabilities		3		—
KB-VEP Contact Fund	Other assets		15		15
Xpanner Inc.	Financial assets at fair value through profit or loss		9,793		9,673
	Insurance liabilities		3		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2025		December 31, 2024
SD Speed Co.,Ltd.	Insurance liabilities	~~W~~	1	~~W~~	1
Allra Fintech Corp.	Loans measured at amortized cost (gross amount)		15		—
	Allowances for credit losses		2		—
	Deposits		383		1,671
	Other liabilities		—		1
	Provisions		2		2
GCSM Holdings Limited	Financial assets at fair value through profit or loss		9,231		9,506
KB Rejuvenation Fund	Other assets		38		3
Qoala *	Financial assets at fair value through profit or loss		—		6,554
FineKB Private Equity Fund No.2	Other assets		70		35
Koru Pharma Co., Ltd.	Financial assets at fair value through profit or loss		7,890		—
	Deposits		109		—
	Insurance liabilities		8		—
Aldaver	Financial assets at fair value through profit or loss		2,000		—
	Deposits		817		—
	Other liabilities		4		—
ANTIGRAVITY	Financial assets at fair value through profit or loss		900		—
	Loans measured at amortized cost (gross amount)		43		—
	Allowances for credit losses		1		—
	Deposits		126		—
HyperAccel Co., Ltd.	Financial assets at fair value through profit or loss		8,500		—
enParticle Co., Ltd	Financial assets at fair value through profit or loss		2,000		—
	Deposits		2,109		—
	Other liabilities		1		—
ALL ROUND DOCTORS Inc.	Financial assets at fair value through profit or loss		2,000		—
Emocog Inc.	Financial assets at fair value through profit or loss		4,000		—
	Deposits		3,138		—
GAME TALES	Financial assets at fair value through profit or loss		3,000		—
Streami Inc.	Financial assets at fair value through profit or loss		2,754		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2025		December 31, 2024
Lemontree Inc.	Financial assets at fair value through profit or loss	~~W~~	999	~~W~~	—
	Deposits		449		—
	Provisions		2		—
WhaTap Laps Inc.	Financial assets at fair value through profit or loss		6,370		—
	Deposits		2,939		—
	Other liabilities		55		—
Semicolon Susong REITs Co., Ltd.	Loans measured at amortized cost (gross amount)		24,920		—
	Allowances for credit losses		5		—
	Other assets		173		—
	Insurance liabilities		17		—
Aculys Pharma, Inc.	Financial assets at fair value through profit or loss		13,564		—
ByL	Financial assets at fair value through profit or loss		14,967		—
	Deposits		5,000		—
eRoun & company Co., Ltd	Deposits		800		—
K-1 23th yeoksam Real Estate Investment Trust company Itd	Insurance liabilities		6		—
Key management personnel
Key management personnel	Loans measured at amortized cost (gross amount)		8,384		7,125
	Allowances for credit losses		17		3
	Other assets		7		8
	Deposits		13,445		15,365
	Provisions		1		1
	Insurance liabilities		2,903		2,308
	Other liabilities		396		555
Others
Retirement pension	Other assets		1,093		739
	Other liabilities		779		1,215

*	Excluded from the Group’s related party as at September 30, 2025, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	39	~~W~~	(36)	~~W~~	39
Incheon Bridge Co., Ltd.		105,423		16		(7,962)		97,477
Star-Lord General Investors Private Real Estate Investment Company No.10		149,898		150,000		(150,375)		149,523
Food Factory Co., Ltd.		1,764		510		(280)		1,994
Big Dipper Co., Ltd.		43		30		(43)		30
RMGP Bio-Pharma Investment Fund, L.P.		7,205		—		(4,409)		2,796
RMGP Bio-Pharma Investment, L.P.		25		—		(4)		21
Wyatt Corp. *		3,000		—		(3,000)		—
Banksalad Co., Ltd.		2,059		442		—		2,501
UPRISE, Inc.		1,817		9		—		1,826
Stratio, Inc.		1,000		—		—		1,000
HonestAl Co., LTD.		442		—		—		442
CellinCells Co., Ltd. *		2,001		2		(2,001)		2
KB No.21 Special Purpose Acquisition Company *		3,122		—		(3,122)		—
KB No.25 Special Purpose Acquisition Company		1,850		34		—		1,884
KB No.26 Special Purpose Acquisition Company *		2,150		—		(2,150)		—
KB No.27 Special Purpose Acquisition Company		5,877		295		—		6,172
KB No.28 Special Purpose Acquisition Company *		2,113		—		(798)		1,315
KB No.29 Special Purpose Acquisition Company		3,015		94		—		3,109
KB No.30 Special Purpose Acquisition Company		2,835		17		—		2,852
KB No.31 Special Purpose Acquisition Company		4,301		126		—		4,427
KB No.33 Special Purpose Acquisition Company		—		4,166		—		4,166
Channel Corporation		20,141		—		(5,841)		14,300
MitoImmune Therapeutics		1,574		—		(1,574)		—
Bioprotect Ltd.		4,628		671		—		5,299
ASSEMBLE CORPORATION		6,021		—		(71)		5,950
Go2joy Co., Ltd.		1,200		—		—		1,200
S&E Bio Co., Ltd.		6,016		17		(16)		6,017
Bluepointpartners Inc.		1,636		—		(20)		1,616
Xenohelix Co., Ltd.		3,104		552		(4)		3,652
Contents First Inc.		23,278		73		(163)		23,188
KB-MDI Centauri Fund LP		21,058		—		(5,195)		15,863
OKXE Inc.		2,722		—		—		2,722

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
Checkmate Therapeutics Inc.	~~W~~	3,200	~~W~~	—	~~W~~	—	~~W~~	3,200
Newavel Co., Ltd.		20		—		(20)		—
IMBiologics Corp.		7,002		1		(16)		6,987
Spark Biopharma Inc.		4,649		114		(15)		4,748
Pin Therapeutics Inc.		7,029		17		(29)		7,017
Hibiscus Fund LP		14,717		775		—		15,492
SuperNGine Co., Ltd.		2,478		2		(232)		2,248
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		9,379		3,246		—		12,625
RMG-KB BP Management Ltd.		344		94		—		438
Turing Co., Ltd.		3,900		—		—		3,900
Kukka Co., Ltd. *		2,490		—		(2,490)		—
Grinergy Co., Ltd.		1		7,963		—		7,964
NexThera Co., Ltd.		3,000		—		—		3,000
Chabot Mobility Co., Ltd. *		2,580		—		(2,580)		—
TeamSparta Inc. *		4,006		—		(4,006)		—
FutureConnect Co., Ltd. *		1,499		—		(1,499)		—
Wemade Connect Co., Ltd.		7,495		1,548		(29)		9,014
TMAP Mobility Co., Ltd.		73		72		(73)		72
Spoonlabs Co., Ltd. *		15,006		—		(15,006)		—
Neuroptika Inc.		5,879		—		—		5,879
Bigwave Robotics Corp.		2,789		1,454		(39)		4,204
3D Interactive Co., Ltd.		2,306		—		(6)		2,300
XL8 INC.		5,869		1		(454)		5,416
Elev8-Capital Fund I		16,250		—		(1,800)		14,450
AIM FUTURE, Inc.		2,908		9		(8)		2,909
New Daegu Busan Expressway Co., Ltd.		24,264		12		(24,267)		9
Novorex Inc.		2,008		2,019		(8)		4,019
Logpresso Inc.		3,031		38		(31)		3,038
Onheal Co., Ltd.		10,000		—		—		10,000
Ascent Global Fund III LP		3,767		—		(291)		3,476
DYNE MEDICAL GROUP Inc.		5,023		40		(22)		5,041
TriOar Inc.		3,016		2,020		(16)		5,020
Coxwave Co., Ltd.		3,000		—		—		3,000
SDT Inc.		3,105		734		—		3,839
Yeoulhyulgangho		500		—		—		500
ADPGREEN		25		33		(25)		33
Xpanner Inc.		9,673		120		—		9,793
GCSM Holdings Limited		9,506		—		(275)		9,231
Qoala *		6,554		—		(6,554)		—
Allra Fintech Corp.		—		15		(1)		14
Koru Pharma Co., Ltd.		—		7,890		—		7,890
ANTIGRAVITY		—		946		(3)		943
Semicolon Susong REITs Co., Ltd.		—		25,000		(80)		24,920

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
WhaTap Laps Inc.	~~W~~	—	~~W~~	6,370	~~W~~	—	~~W~~	6,370
Lemontree Inc.		—		999		—		999
GAME TALES		—		3,000		—		3,000
Streami Inc.		—		2,754		—		2,754
HyperAccel Co., Ltd.		—		8,500		—		8,500
Aldaver		—		2,000		—		2,000
enParticle Co., Ltd		—		2,000		—		2,000
ALL ROUND DOCTORS Inc.		—		2,000		—		2,000
Emocog Inc.		—		4,000		—		4,000
Aculys Pharma, Inc.		—		13,564		—		13,564
ByL		—		14,967		—		14,967
Nextrade Co., Ltd.		—		56		—		56
Key management personnel		7,125		5,461		(4,202)		8,384

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	37	~~W~~	35	~~W~~	(37)	~~W~~	35
Incheon Bridge Co., Ltd.		113,794		15		(6,606)		107,203
Star-Lord General Investors Private Real Estate Investment Company No.10		149,590		229		—		149,819
KB Cape No.1 Private Equity Fund		1,935		—		(1,935)		—
RAND Bio Science Co., Ltd. *		1		—		(1)		—
Food Factory Co., Ltd.		2,875		7		(1,063)		1,819
Big Dipper Co., Ltd.		14		30		(14)		30
RMGP Bio-Pharma Investment Fund, L.P.		5,938		1,198		—		7,136
RMGP Bio-Pharma Investment, L.P.		20		3		—		23
Wyatt Corp. *		6,000		—		(3,000)		3,000
Banksalad Co., Ltd.		9,148		—		(7,017)		2,131
UPRISE, Inc.		5,710		—		(4,056)		1,654
Stratio, Inc.		1,000		—		—		1,000
HonestAl Co., LTD.		3,999		—		—		3,999
CellinCells Co., Ltd. *		2,003		2		(3)		2,002
KB No.21 Special Purpose Acquisition Company *		2,987		281		—		3,268
KB No.22 Special Purpose Acquisition Company *		2,985		—		(2,985)		—
KB No.25 Special Purpose Acquisition Company		2,025		359		—		2,384
KB No.26 Special Purpose Acquisition Company *		2,204		—		(31)		2,173
KB No.27 Special Purpose Acquisition Company		6,054		—		(17)		6,037
KB No.28 Special Purpose Acquisition Company *		—		2,146		—		2,146
KB No.29 Special Purpose Acquisition Company		—		3,098		—		3,098
KB No.30 Special Purpose Acquisition Company		—		2,901		—		2,901
KB No.31 Special Purpose Acquisition Company		—		2,190		—		2,190
COSES GT Co., Ltd. *		1		—		(1)		—
Channel Corporation		16,906		2,266		—		19,172
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		4,474		511		—		4,985
ASSEMBLE CORPORATION		6,155		3		(155)		6,003
Go2joy Co., Ltd.		1,200		—		—		1,200
S&E Bio Co., Ltd.		4,013		2,011		(13)		6,011
Bluepointpartners Inc.		1,874		29		—		1,903
Xenohelix Co., Ltd.		3,100		—		—		3,100

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
Contents First Inc.	~~W~~	17,642	~~W~~	1,066	~~W~~	(1,365)	~~W~~	17,343
KB-MDI Centauri Fund LP		18,993		470		—		19,463
OKXE Inc.		800		1,412		—		2,212
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Newavel Co., Ltd.		3,013		10		(13)		3,010
IMBiologics Corp.		7,005		2		(5)		7,002
Spark Biopharma Inc.		7,467		10		(17)		7,460
Pin Therapeutics Inc.		5,011		2,034		(11)		7,034
Hibiscus Fund LP		12,915		861		—		13,776
SuperNGine Co., Ltd.		2,599		3		(123)		2,479
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		5,036		2,961		—		7,997
RMG-KB BP Management Ltd.		174		115		—		289
IGGYMOB Co., Ltd.		5,007		2		(7)		5,002
Turing Co., Ltd.		4,901		—		(1,001)		3,900
Kukka Co., Ltd. *		2,490		—		—		2,490
ZIPDOC Inc. *		2,000		—		(1,209)		791
Gushcloud Talent Agency		3,688		—		(3,688)		—
Grinergy Co., Ltd.		6,486		299		—		6,785
NexThera Co., Ltd.		3,000		—		—		3,000
Chabot Mobility Co., Ltd. *		2,000		417		—		2,417
TeamSparta Inc. *		4,308		384		(307)		4,385
FutureConnect Co., Ltd. *		1,499		—		—		1,499
Wemade Connect Co., Ltd.		12,337		66		(4,607)		7,796
TMAP Mobility Co., Ltd.		106		57		(106)		57
Spoonlabs Co., Ltd. *		19,506		—		(4,906)		14,600
Neuroptika Inc.		5,879		—		—		5,879
Bigwave Robotics Corp.		2,781		37		(31)		2,787
Blinkers Inc. *		999		—		(999)		—
3D Interactive Co., Ltd.		2,342		3		(42)		2,303
XL8 INC.		5,148		399		—		5,547
Elev8-Capital Fund I		6,656		7,435		—		14,091
AIM FUTURE, Inc.		2,900		8		—		2,908
New Daegu Busan Expressway Co., Ltd.		72,742		17		(36,379)		36,380
Novorex Inc.		2,000		22		—		2,022
Logpresso Inc.		—		3,026		—		3,026
Onheal Co., Ltd.		—		10,000		—		10,000
Ascent Global Fund III LP		—		3,560		—		3,560
DYNE MEDICAL GROUP Inc.		—		5,045		—		5,045
TriOar Inc.		—		3,007		—		3,007
Coxwave Co., Ltd.		—		3,000		—		3,000
SDT Inc.		—		2,561		—		2,561
Yeoulhyulgangho		—		500		—		500
ADPGREEN		—		26		—		26
Xpanner Inc.		—		9,673		—		9,673
Key management personnel		5,490		5,901		(3,721)		7,670

*	Excluded from the Group’s related party as at September 30, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.4 Details of significant borrowing transactions with related parties for nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	40,570	~~W~~	1,000	~~W~~	—	~~W~~	(32,637)	~~W~~	8,933
Incheon Bridge Co., Ltd.		43,867		66,100		(39,500)		(7,009)		63,458
Jungdo Co., Ltd.		4		—		—		—		4
Iwon Alloy Co., Ltd.		2		—		—		(2)		—
Skydigital Inc.		30		—		—		(20)		10
Aju Good Technology Venture Fund		1,809		—		—		(1,770)		39
KB-KDBC Pre-IPO New Technology Business Investment Fund		39		—		—		211		250
WJ Private Equity Fund No.1		46		—		—		(8)		38
KB No.21 Special Purpose Acquisition Company [2]		2,247		—		(2,115)		(132)		—
KB No.25 Special Purpose Acquisition Company		1,545		1,500		(1,545)		93		1,593
KB No.26 Special Purpose Acquisition Company [2]		1,763		—		(110)		(1,653)		—
KB No.27 Special Purpose Acquisition Company		4,613		4,600		(4,532)		(1)		4,680
KB No.28 Special Purpose Acquisition Company [2]		1,910		—		—		(1,910)		—
KB No.29 Special Purpose Acquisition Company		2,338		2,148		(2,100)		(34)		2,352
KB No.30 Special Purpose Acquisition Company		1,786		1,535		(1,500)		(29)		1,792
KB No.31 Special Purpose Acquisition Company		2,352		—		—		(80)		2,272
KB No.32 Special Purpose Acquisition Company		—		2,000		—		332		2,332
KB No.33 Special Purpose Acquisition Company		—		2,400		—		449		2,849
RAND Bio Science Co., Ltd. [2]		4		—		—		(4)		—
Food Factory Co., Ltd.		907		—		—		(56)		851
Big Dipper Co., Ltd.		123		—		—		(79)		44
Wyatt Corp. [2]		1		—		—		(1)		—
CellinCells Co., Ltd. [2]		13		—		—		(13)		—
ASSEMBLE CORPORATION		18		—		—		—		18
S&E Bio Co., Ltd.		772		1,180		(730)		(559)		663
4N Inc.		4		—		—		(4)		—
Contents First Inc.		729		—		—		(727)		2
Newavel Co., Ltd.		—		—		—		1		1
Pin Therapeutics Inc.		11,133		2,000		(10,000)		(1,088)		2,045
Spark Biopharma Inc.		4,759		7,600		(10,449)		(353)		1,557
SuperNGine Co., Ltd.		217		—		—		(141)		76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.4 Details of significant borrowing transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Borrowing		Repayment		Others [1]		Ending
Desilo Inc.	~~W~~	3	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3
Turing Co., Ltd.		819		—		—		(755)		64
TMAP Mobility Co., Ltd.		100,010		244,626		(345,241)		606		1
Nextrade Co., Ltd.		15,281		—		—		691		15,972
ZIPDOC Inc. [2]		1		—		—		(1)		—
TeamSparta Inc. [2]		18,635		—		—		(18,635)		—
Chabot Mobility Co., Ltd. [2]		631		—		—		(631)		—
Wemade Connect Co., Ltd.		5,465		7,051		(9,000)		(71)		3,445
Channel Corporation		6		—		—		(6)		—
Bitgoeul Cheomdan Green 1st Co., Ltd.		1,239		—		—		8		1,247
Bigwave Robotics Corp.		501		—		(501)		212		212
3D Interactive Co., Ltd.		1,779		—		—		(1,689)		90
AIM FUTURE, Inc.		760		—		—		(379)		381
New Daegu Busan Expressway Co., Ltd.		150,007		61,000		(130,500)		3,694		84,201
Novorex Inc.		6		—		—		240		246
Xenohelix Co., Ltd.		302		—		—		3		305
ADP Holdings Co., Ltd.		2,058		10,236		(10,235)		(1)		2,058
ADPGREEN		1,802		7,800		(4,950)		43		4,695
Logpresso Inc.		457		874		(974)		(283)		74
DYNE MEDICAL GROUP Inc.		3,813		3,300		(5,800)		(1,002)		311
Onheal Co., Ltd.		5,001		—		—		(5,000)		1
TriOar Inc.		6,054		4,000		(5,000)		757		5,811
Yeoulhyulgangho		456		1,360		(860)		(50)		906
Allra Fintech Corp.		1,671		2,000		(3,000)		(288)		383
Koru Pharma Co., Ltd.		—		200		(100)		9		109
Emocog Inc.		—		3,000		(3,000)		3,138		3,138
WhaTap Laps Inc.		—		—		—		2,939		2,939
Aldaver		—		817		(815)		815		817
Lemontree Inc.		—		—		—		449		449
enParticle Co., Ltd		—		—		—		2,109		2,109
ANTIGRAVITY		—		—		—		126		126
ByL		—		—		—		5,000		5,000
eRoun & company Co., Ltd		—		—		—		800		800
FineKB Private Equity Fund No.1		—		1,000		—		—		1,000
Key management personnel		15,365		22,146		(22,758)		(1,308)		13,445

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.4 Details of significant borrowing transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	17,003	~~W~~	—	~~W~~	—	~~W~~	(14,245)	~~W~~	2,758
Incheon Bridge Co., Ltd.		40,992		72,000		(60,800)		(4,194)		47,998
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		150		—		—		(150)		—
Iwon Alloy Co., Ltd.		1		—		—		2		3
Computerlife Co., Ltd.		—		—		—		4		4
Skydigital Inc.		65		—		—		(56)		9
Aju Good Technology Venture Fund		1,202		—		—		(754)		448
KB-KDBC Pre-IPO New Technology Business Investment Fund		46		—		—		512		558
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]		—		—		—		1		1
WJ Private Equity Fund No.1		103		—		—		(55)		48
KB No.21 Special Purpose Acquisition Company [2]		2,261		2,115		(2,050)		(61)		2,265
KB No.22 Special Purpose Acquisition Company [2]		1,848		—		—		(1,848)		—
KB No.25 Special Purpose Acquisition Company		1,586		1,545		(1,500)		(83)		1,548
KB No.26 Special Purpose Acquisition Company [2]		1,761		1,724		(1,670)		(50)		1,765
KB No.27 Special Purpose Acquisition Company		4,497		4,532		(4,390)		(26)		4,613
KB No.28 Special Purpose Acquisition Company [2]		—		1,890		—		63		1,953
KB No.29 Special Purpose Acquisition Company		—		2,100		—		246		2,346
KB No.30 Special Purpose Acquisition Company		—		1,500		—		294		1,794
KB No.31 Special Purpose Acquisition Company		—		2,000		—		—		2,000
RAND Bio Science Co., Ltd. [2]		4		—		—		(3)		1
Food Factory Co., Ltd.		629		—		—		374		1,003
Big Dipper Co., Ltd.		40		—		—		5		45
Wyatt Corp. [2]		1		—		—		—		1
CellinCells Co., Ltd. [2]		37		—		—		24		61
COSES GT Co., Ltd. [2]		1		—		—		(1)		—
ASSEMBLE CORPORATION		78		—		—		(78)		—
S&E Bio Co., Ltd.		2,342		990		(500)		(757)		2,075
4N Inc.		49		—		—		(49)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.4 Details of significant borrowing transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Borrowing		Repayment		Others [1]		Ending
Contents First Inc.	~~W~~	1,072	~~W~~	—	~~W~~	—	~~W~~	(250)	~~W~~	822
Newavel Co., Ltd.		46		—		—		(30)		16
Pin Therapeutics Inc.		265		14,000		—		(56)		14,209
Spark Biopharma Inc.		11,419		26,308		(34,156)		3,079		6,650
SuperNGine Co., Ltd.		69		—		—		33		102
Desilo Inc.		3		—		—		1		4
Turing Co., Ltd.		1,726		1,000		(1,700)		394		1,420
IGGYMOB Co., Ltd.		—		—		—		18		18
TMAP Mobility Co., Ltd.		80,016		260,000		(240,000)		(7)		100,009
KY Global Cell & Gene Private Equity Fund 2nd 2		3,790		2,910		(308)		(6,392)		—
Nextrade Co., Ltd.		56,203		6,000		(17,200)		49		45,052
Kukka Co., Ltd. [2]		—		—		—		4		4
ZIPDOC Inc. [2]		181		—		—		(151)		30
TeamSparta Inc. [2]		7,672		3,000		(4,000)		9,089		15,761
Chabot Mobility Co., Ltd. [2]		164		—		—		125		289
Wemade Connect Co., Ltd.		8,843		19,942		(23,500)		58		5,343
Channel Corporation		2,030		—		(2,000)		(25)		5
Bitgoeul Cheomdan Green 1st Co., Ltd.		833		—		—		512		1,345
KB-FT Green Growth 1st Technology Investment Association		700		—		(700)		—		—
Bigwave Robotics Corp.		4		501		—		(4)		501
3D Interactive Co., Ltd.		1,501		—		—		(691)		810
AIM FUTURE, Inc.		3,393		1,000		(4,000)		1,215		1,608
New Daegu Busan Expressway Co., Ltd.		146,169		104,500		(93,932)		(8,382)		148,355
Novorex Inc.		7		—		—		(1)		6
Xenohelix Co., Ltd.		904		—		—		(879)		25
ADP Holdings Co., Ltd.		—		4,037		(2,003)		—		2,034
ADPGREEN		—		9,401		(7,801)		243		1,843
Logpresso Inc.		—		100		(200)		930		830
DYNE MEDICAL GROUP Inc.		—		2,650		(5,300)		8,163		5,513
TriOar Inc.		—		3,500		(6,000)		9,617		7,117
Yeoulhyulgangho		—		—		—		640		640
SDT Inc.		—		—		(1,000)		1,000		—
Allra Fintech Corp.		—		8,000		(8,000)		8,739		8,739
Key management personnel		15,902		18,698		(13,778)		(4,635)		16,187

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as at September 30, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.5 Details of significant investment and withdrawal transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	~~W~~	—	~~W~~	9,321	~~W~~	—	~~W~~	6,350
POSCO-KB Shipbuilding Fund		—		250		—		—
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		2,800		—		—
KB-SJ Tourism Venture Fund		—		190		—		4,030
Korea Credit Bureau Co., Ltd.		—		90		—		90
KB-UTC Inno-Tech Venture Fund		—		3,786		—		338
KB-Solidus Global Healthcare Fund		5,300		—		—		700
KB-Stonebridge Secondary Private Equity Fund		—		4,956		—		697
KB SPROTT Renewable Private Equity Fund No.1		—		8,309		—		6,331
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		3,634		3,918		2,184		4,779
2020 KB Fintech Renaissance Fund		—		165		—		—
KB Material and Parts No.1 PEF *		—		—		—		3,400
KB-TS Technology Venture Private Equity Fund		45		—		—		2,464
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *		—		—		—		2,825
Aju Good Technology Venture Fund		—		780		—		2,120
G payment Joint Stock Company		—		330		—		247
KB-KTB Technology Venture Fund		—		233		5,600		—
KB-SOLIDUS Healthcare Investment Fund		3,138		—		—		—
Paramark KB Fund No.1		4,890		—		4,125		—
FineKB Private Equity Fund No.1		—		6,625		6,790		1,500
FineKB Private Equity Fund No.2		—		—		500		250
KB No.21 Special Purpose Acquisition Company *		—		10		—		—
KB No.22 Special Purpose Acquisition Company *		—		—		—		10
KB No.26 Special Purpose Acquisition Company *		—		5		—		—
KB No.29 Special Purpose Acquisition Company		—		—		10		—
KB No.30 Special Purpose Acquisition Company		—		—		10		—
KB No.31 Special Purpose Acquisition Company		—		—		10		—
KB No.32 Special Purpose Acquisition Company		10		—		—		—
KB-BridgePole Venture Investment Fund *		—		—		—		136
JS Private Equity Fund No.3		—		—		—		755
Star-Lord General Investors Private Real Estate Investment Company No.10		—		—		—		(358)
KB Co-Investment Private Equity Fund No.1		3,980		698		9,131		3,173
POSITIVE Sobujang Venture Fund No.1 *		—		879		—		400
History 2022 Fintech Fund *		—		2,000		—		—
KB-NP Green ESG New Technology Venture Capital Fund		9,450		—		15,450		—
KB-Badgers Future Mobility ESG Fund No.1		1,350		205		9,954		—
Lakewood-AVES Fund No.1 *		—		—		—		2,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.5 Details of significant investment and withdrawal transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows (cont’d):

(In millions of Korean won)	2025				2024
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Bitgoeul Cheomdan Green 1st Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	152	~~W~~	—
KB-SUSUNG 1st Investment Fund		—		855		—		679
KB-SUSUNG 2nd Investment Fund		—		—		2,000		—
Friend 55 New Technology Business Investment Fund *		—		—		—		1,200
DSIP-Pharos Bioenergy Fund *		—		—		—		1,600
Shinhan-Eco Venture Fund 2nd		25		98		225		—
2023 JB Newtech No.2 Fund *		—		1,406		—		—
U-KB Credit No.1S Private Equity		—		371		68		—
KB No.28 Special Purpose Acquisition Company *		—		5		5		—
Timefolio Athleisure Investment Fund		—		—		4,000		—
COMPA Global Scale-Up Fund No.3		—		—		1,000		—
AKK Robotech Valueup New Technology Investment Fund *		—		1,000		1,000		—
YG MCE PROJECT NO.1 Fund		—		1,500		1,500		—
THE CHAEUL FUND NO.1 *		—		1,000		—		—
IMM global Secondary 1-1 Equity Private Fund		756		162		2,499		—
Elohim-Bilanx aerospace No.1 Fund		—		—		2,000		—
KB-CJ Venture Fund 1st		—		—		1,800		—
HI YG Win-win Fund No.2		—		—		2,000		—
KB-VEP Contact Fund		—		—		395		47
Reboot Private Equity Fund		—		—		7,000		—
LIB Material Investment Fund		—		3,221		4,098		—
NOVORSEC-SJG Consumer Secondary Fund *		—		1,700		1,700		—
Allra Fintech Corp.		93		—		8,532		—
KB Global Commerce Private Equity Investment Fund *		—		—		—		7,000
KB-SBI Global Strategic Capital Fund		7,672		—		—		—
KB-Cyrus Tourism Venture Fund		1,000		—		—		—
KB-IMM New Star Real Estate Private Fund I		17,808		2,033		—		—
VIG Private Equity Fund V-3		1,632		319		—		—
KOENTEC Co. Ltd. *		—		107,428		—		—
E&I Holdings *		27,300		27,300		—		—
KB-LB Middle Market Enterprises Innovation Private Equity Fund		8,140		55		—		—
YG Al Industrial Automation Solutions FUND		2,000		—		—		—
KB-Novus Genesis Private Equity Fund		2,300		—		—		—
KB No.33 Special Purpose Acquisition Company		10		—		—		—
Semicolon Susong REITs Co., Ltd.		88,258		857		—		—
Smart Korea KB Future9-Sejong Venture Fund		2,000		7		—		—
DAYLI Fountainhead Blind Private Equity Fund II		750		—		—		—
Meritz-Hyundai Investment Real Estate Strategy No.1 Private Equity Fund		86,176		—		—		—
K-1 23th yeoksam Real Estate Investment Trust company Itd		—		15,000		—		—
MM Korea Beauty Co-Invest Private Equity Fund		50,000		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.5 Details of significant investment and withdrawal transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows (cont’d):

(In millions of Korean won)	2025				2024
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
ATP TP VC Fund No.1	~~W~~	2,000	~~W~~	—	~~W~~	—	~~W~~	—
AIM-KB-DOUBLE Connected Future Investment Fund		1,000		—		—		—
KB-SP Private Equity Fund IV *		—		2,495		—		—
KB-IMM New Star Real Estate Private Fund II		992		—		—		—

*	Excluded from the Group’s related party as at September 30, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.6 Unused commitments provided to related parties as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit or the Indonesian Rupiah)		September 30, 2025		December 31, 2024
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		561		565
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		84		88
TeamSparta Inc. *	Loan commitments in Korean won		—		1,000
	Unused lines of credit for credit card		—		696
3D Interactive Co., Ltd.	Unused lines of credit for credit card		24		44
Food Factory Co., Ltd.	Unused lines of credit for credit card		50		50
Lemontree Inc.	Loan commitments in Korean won		450		—
CellinCells Co., Ltd. *	Unused lines of credit for credit card		—		11
RAND Bio Science Co., Ltd. *	Unused lines of credit for credit card		—		25
Big Dipper Co., Ltd.	Unused lines of credit for credit card		14		12
ASSEMBLE CORPORATION	Unused lines of credit for credit card		15		29
COSES GT Co., Ltd. *	Unused lines of credit for credit card		—		12
Spark Biopharma Inc.	Unused lines of credit for credit card		40		35
Newavel Co., Ltd.	Unused lines of credit for credit card		—		10
IMBiologics Corp.	Unused lines of credit for credit card		10		21
SuperNGine Co., Ltd.	Unused lines of credit for credit card		38		38
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		0		50
Pin Therapeutics Inc.	Unused lines of credit for credit card		33		21
Grinergy Co., Ltd.	Unused lines of credit for credit card		4		9
S&E Bio Co., Ltd.	Unused lines of credit for credit card		33		34
Wemade Connect Co., Ltd.	Unused lines of credit for credit card		15		121
TMAP Mobility Co., Ltd.	Unused lines of credit for credit card		744		744
Contents First Inc.	Unused lines of credit for credit card		27		35
Allra Fintech Corp.	Unused lines of credit for credit card		35		49
Bigwave Robotics Corp.	Unused lines of credit for credit card		14		61
New Daegu Busan Expressway Co., Ltd.	Unused lines of credit for credit card		9		4
AIM FUTURE, Inc.	Unused lines of credit for credit card		34		35
Novorex Inc.	Unused lines of credit for credit card		17		28
Xenohelix Co., Ltd.	Unused lines of credit for credit card		8		6
ADPGREEN	Unused lines of credit for credit card		16		25
Logpresso Inc.	Unused lines of credit for credit card		22		29
DYNE MEDICAL GROUP Inc.	Unused lines of credit for credit card		110		135
TriOar Inc.	Unused lines of credit for credit card		30		34

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.6 Unused commitments provided to related parties as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or the Indonesian Rupiah)		September 30, 2025		December 31, 2024
Nextrade Co., Ltd.	Unused lines of credit for credit card	~~W~~	44	~~W~~	—
Aldaver	Unused lines of credit for credit card		10		—
ANTIGRAVITY	Unused lines of credit for credit card		3		—
KB-CJ Venture Fund 1st	Purchase of securities		4,200		4,200
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		173		173
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		924		4,524
All Together Korea Fund No.2 (Stock-FoFs)	Purchase of securities		990,000		990,000
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		20,884		23,569
KB Co-Investment Private Equity Fund No.1	Purchase of securities		506		4,393
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		25,569		26,920
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		1,050		9,750
FineKB Private Equity Fund No.1	Purchase of securities		2,335		2,335
KB-Solidus Global Healthcare Fund	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		870		6,360
Smart Korea KB Future9-Sejong Venture Fund	Purchase of securities		—		2,000
Shinhan-Eco Venture Fund 2nd	Purchase of securities		425		450
U-KB Credit No.1S Private Equity	Purchase of securities		35,700		35,700
KB-Cyrus Tourism Venture Fund	Purchase of securities		3,000		4,000
KB-SBI Global Strategic Capital Fund	Purchase of securities		48,030		55,702
KB-IMM New Star Real Estate Private Fund I	Purchase of securities		2,4633		42,442
VIG Private Equity Fund V-3	Purchase of securities		7,050		8,364

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.6 Unused commitments provided to related parties as of September 30, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or the Indonesian Rupiah)		September 30, 2025		December 31, 2024
IMM global Secondary 1-1 Equity Private Fund	Purchase of securities	~~W~~	10,600	~~W~~	—
KB-LB Middle Market Enterprises Innovation Private Equity Fund	Purchase of securities		18,074		—
DAYLI Fountainhead Blind Private Equity Fund II	Purchase of securities		49,250		—
KB-IMM New Star Real Estate Private Fund II	Purchase of securities		61,008		—
Meritz-Hyundai Investment Real Estate Strategy No.1 Private Equity Fund	Purchase of securities		63,823		—
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	2,693,142	USD	2,693,142
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	8,470	USD	8,470
RMG-KB BP Management Ltd.	Purchase of securities	USD	469,365	USD	556,617
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	17,803,849	USD	21,113,820
Elev8-Capital Fund I	Purchase of securities	IDR	1,787,096,277	IDR	1,787,096,277
Ascent Global Fund III LP	Purchase of securities	USD	22,437,479	USD	32,437,479
Key management personnel
Key management personnel	Loan commitments in Korean won		1,994		3,011

*	Excluded from the Group’s related party as at September 30, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.7 Details of compensation to key management personnel for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Short-term employee benefits		Post- employment benefits		Share- based payments		Total
Registered directors (executive)	~~W~~	5,215	~~W~~	785	~~W~~	12,718	~~W~~	18,718
Registered directors (non-executive)		767		—		—		767
Non-registered directors		10,772		462		20,820		32,054

	~~W~~	16,754	~~W~~	1,247	~~W~~	33,538	~~W~~	51,539

(In millions of Korean won)	2024
	Short-term employee benefits		Post- employment benefits		Share- based payments		Total
Registered directors (executive)	~~W~~	5,227	~~W~~	750	~~W~~	10,784	~~W~~	16,761
Registered directors (non-executive)		799		—		—		799
Non-registered directors		13,230		381		22,074		35,685

	~~W~~	19,256	~~W~~	1,131	~~W~~	32,858	~~W~~	53,245

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2025 and 2024 (Unaudited), and December 31, 2024

33.8 Details of collateral provided by related parties as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	Assets held as collateral	September 30, 2025		December 31, 2024
Key management personnel	Time deposits and others	~~W~~	692	~~W~~	1,437
	Real estate		7,895		8,092

As of September 30, 2025, Incheon Bridge Co., Ltd., a related party of the Group, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

34. Events After the Reporting Period

On October 30, 2025, the Board of Directors declared a quarterly dividend of ~~W~~ 930 per share, with a record date of November 14, 2025. The Group’s financial statements as at September 30, 2025, do not reflect this dividend payable.